Exhibit 99.23
Notice of Meeting
and
Management Information Circular
dated April 23, 2025
in respect of the
Annual General and Special Meeting of
Shareholders
to be held on Wednesday June 4, 2025 at 9:00am
(Canada Eastern Standard Time)
Important information – This is an important document that should be read in its entirety.
If you do not understand it, you should consult your professional advisers without delay.
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OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular
Table of Contents
1Business of the Meeting

Financial Statements .................................................	13
Resolution 1 – Re-election of Directors ..................	13
Resolution 2 – Appointment of Auditor ...................	14
Resolution 3 – Advisory Vote on the Approach to
Executive Compensation ..........................................	15
Resolution 4 – Virtual-Only Annual General Meetings
.....................................................................................	16
Resolution 5 – Share Consolidation ........................	17
Resolution 6 – Amendments to the Company’s
Articles .........................................................................	19
2 Director Profiles

Director Profiles ..........................................................	23
3 Directors’ Compensation

Non-Executive Directors’ Compensation ...............	31
Non-Equity (Cash Based) Schemes for Non- Executive
Directors ......................................................................	33
Outstanding Share-Based Awards and Option-Based
Awards .........................................................................	34
Share Ownership Policy ............................................	35
Securities Held by Directors and Executive Officers .	36
4 Executive Compensation Discussion
and Analysis

Introduction .................................................................	37
Compensation Philosophy ........................................	38
Pay Risk Assessment ................................................	39
Compensation Governance ......................................	40

Components of Compensation ................................	42
Short Term Incentive Plan Summary ......................	44
Long Term Incentive Plan Summary .......................	44
2024 NEO Compensation Details ...........................	49
Summary Compensation Table ................................	53
Incentive Plan Awards (NEOs) ................................	54
Employment Agreements – Termination and Change
of Control Benefits .....................................................	54
Pension Plan Benefits ...............................................	56

Business of Meeting

Director Profiles
5Corporate Governance Statement

Our Corporate Governance Practices at a Glance ...	59
Board of Directors ......................................................	60
Board Committees .....................................................	61
Board Effectiveness and Performance ...................	66
Board and Executive Performance .........................	71
Sustainability Management and ESG .....................	71
Diversity and Inclusion ..............................................	74
Cybersecurity Framework .........................................	75
Ethical and Responsible Decision-Making .............	76
Risk Management and Recognition ........................	78
Shareholder Engagement .........................................	78
Additional Information ................................................	79

Directors’ Compensation

Compensation Discussion
6Additional Information

Corporate Governance

Performance of Common Shares – Total Return Index
Value ............................................................................	80
Currency Table ...........................................................	81
Miscellaneous .............................................................	81
Schedule A – Board Charter ..................................	A-1
Schedule B – Updated Articles ..............................	B-1
Schedule C – Reporting Package .........................	C-1

Additional Information
Click the icon in the top right-hand corner of any
page to return to the Table of Contents.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Notice of 2025 Annual General and Special Meeting of
Shareholders
We invite you to attend the Annual General and Special Meeting (Meeting) of the shareholders (Shareholders) of
OceanaGold Corporation (the Company or OceanaGold) that will be held virtually on:

Wednesday, June 4, 2025	9:00am (EST)	Virtual Meeting via live
(Canada)		audio webcast
Webcast link: https://meetnow.global/MYZ5RD5
The Meeting will be held for the following purposes:
1.to receive and consider the audited consolidated financial statements of the Company for the year ended
December 31, 2024, together with the auditor’s report therein;
2.to elect the directors of the Company to hold office until the close of the next annual meeting of Shareholders;
3.to appoint PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual meeting of Shareholders and to authorize the Board of Directors to fix their remuneration;
4.to consider and, if thought advisable, approve a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular
(Circular);
5.to consider and, if thought advisable, approve a resolution to hold the next annual general meeting of
Shareholders exclusively in a virtual-only format, as more particularly described in the Circular;
6.to consider and, if thought advisable, approve a resolution to authorize the Board of Directors to effect a share consolidation of all issued and outstanding common shares of the Company on a consolidation ratio of up to three (3) pre-consolidation common shares for one (1) post-consolidation common share, as more particularly described in the Circular;
7.to consider and, if thought advisable, approve a special resolution approving amendments to the Company’s articles, as more particularly described in the Circular; and
8.transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.
The Board of Directors of the Company has opted for a virtual-only format for the Meeting, to be conducted via live audio webcast. Shareholders cannot attend the Meeting in person, but can participate online from any location.
Detailed participation instructions are included in the Circular.
Meeting Materials
Enclosed with this Notice of Annual General and Special Meeting is the Circular detailing matters to be dealt with at the Meeting. As an owner of common shares of the Company on April 23, 2025 (Record Date), you are entitled to vote at the Meeting.
Voting is important. While a Registered Shareholder or a duly appointed proxyholder can vote at the Meeting live, you are encouraged to vote by completing the form of proxy (Proxy) or a voting information form (VIF) in advance of the
Meeting to ensure broad shareholder representation in voting at the Meeting. For voting instructions, please refer to the “Voting Information” section of this Circular set out below. You are also encouraged to learn more about the
Company by reviewing the Circular.
Shareholders are encouraged to submit questions in advance of the Meeting by emailing questions to
ir@oceanagold.com by Tuesday, June 3, 2025.
If it becomes necessary to make further changes to the arrangements for the Meeting, and to the extent permitted by applicable law, OceanaGold will update Shareholders through its website and by issuing a press release.
DATED April 23, 2025
BY ORDER OF THE BOARD OF DIRECTORS OF OCEANAGOLD CORPORATION
Liang Tang
Executive Vice President, General Counsel and Company Secretary
1  Net Profit is a non-IFRS financial measure. For further information, please refer to the Company’s Management’s Discussion and Analysis for the financial year ended
December 31, 2024 (MD&A) and the section entitled “Additional Information – Miscellaneous – Cautionary Note Regarding Non-IFRS Financial Measures” in this Circular.
2  Free Cash Flow is a non-IFRS financial measure. For further information, please refer to the MD&A and the section entitled “Additional Information – Miscellaneous –
Cautionary Note Regarding Non-IFRS Financial Measures” in this Circular.
3 AISC is a non-IFRS financial measure. For further information, please refer to the MD&A and the section entitled ““Additional Information – Miscellaneous – Cautionary Note
Regarding Non-IFRS Financial Measures”” in this Circular.
4  The scientific and technical information in this letter has been reviewed and approved by Mr. Leroy Crawford-Flett, a Chartered Professional Member of the Australasian
Institute of Mining and Metallurgy, qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and an employee of OceanaGold.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Letter to Shareholders
Dear Fellow Shareholders,
In 2024, OceanaGold continued to execute on our Strategy with the objective of increasing and sustaining a higher value for OceanaGold shares. To do so, we focused on five pillars, which are:
1.safely and responsibly maximizing gold production at the lowest operating and capital cost;
2.having a caring, inclusive and winning culture;
3.increasing resources and reserves cost effectively;
4.being financially strong and generating shareholder returns; and
5.having a premium rating with the investment community.
2024 Operational and Financial Performance
In 2024 we produced 488,800 ounces of gold and 12,300 tonnes of copper. With the production performance and record high average realized gold prices, we achieved record Revenue, Net Profit1, and Free Cash Flow2. In 2024 we were also able to continue investing in our organic growth projects, repay in full the outstanding balance on the revolving credit facility, and return capital to our shareholders via dividends and via buybacks with the addition of a new share buyback program announced mid-year.
Our Haile Gold Mine in the United States delivered record annual gold production in 2024, driven by the completion of the Horseshoe Underground ramp up to full production by mid-year and access to high-grade open pit ore in the second half of the year. Macraes also had a strong year, delivering record mill throughput and achieving its annual production guidance, while Waihi finished the year with the strongest quarterly production it has had since the Martha underground began in 2021. Didipio experienced a year of transition, as the site undertook a redesign of the higher grade portions of the underground mine to ensure maximum recovery of this higher-grade zone moving forward, and experienced the effects of some extreme weather events.
In 2024 we successfully increased our Mineral Reserves by 27%, ending the year with the highest number of Mineral
Reserves ounces for the Company. The Mineral Reserves additions were led by the declaration of an initial Mineral
Reserves estimate at Wharekirauponga of 4.1Mt at 9.2 g/t Au for 1.2Moz.
We released three updated technical reports during the year, at Haile and Macraes in March 2024 and a Pre-
Feasibility study for the Waihi District, including Wharekirauponga, in December 2024. The latter outlined a 15- year mine life, with the addition of Wharekirauponga Underground to reserves for the first time and with strong returns demonstrated including a 24% IRR at a $2,400 gold price, peak production of 253koz per year, and life of mine All-In
Sustaining Costs (AISC)3 of $994 per ounce.4
Our Commitment to Safe and Responsible Mining
We are committed to responsible mining, managing our impacts by continually reviewing and improving how we operate, and identifying opportunities to enhance value for our shareholders and host communities from the earliest stages of mine planning.
5 Forward looking information is necessarily based upon various estimates and assumptions. Please refer to the section entitled “Additional Information – Miscellaneous –
Cautionary Note Regarding Forward-Looking Statements” in this Circular.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

We strive to operate safely and responsibly, driven by our value of Care, for our people, our communities, the environment and our shareholders. Central to this is the health and safety of our workforce.
Sadly, in 2024 we experienced two unrelated workplace fatalities at our Didipio mine. These were the first fatalities for
OceanaGold since 2016.
Following these fatalities, we conducted thorough investigations to understand the root causes of both incidents and ensured the key learnings are embedded into our approach, systems and processes across the organization. We also developed site-specific Safety Improvement Plans for each of our operating sites which focused on embedding the learnings from both Didipio events to prevent fatalities and/or serious injuries. We have also strengthened
OceanaGold’s OurSafe Behaviours program, increased hazard identification training (particularly in relation to stored energy), and expanded in-field coaching at Didipio, to make sure everyone can identify critical and high-risk tasks and verify critical controls prior to commencing work.
The safety, health and wellbeing of our employees remains our highest priority. Keeping our workforce safe remains a critical focus for all of us to ensure that every person goes home safely to their families.
Having a comprehensive and integrated approach across the facets of sustainability helps us to protect and create value, build a resilient business, and earn stakeholder trust. In early 2024 we commenced implementation of our new, three-year (2024–2026) Sustainability Strategy. It highlights focus areas for strengthening sustainability performance by considering expectations of our key stakeholders, and the material sustainability-related risks, impacts and opportunities for our business. In 2024, we maintained our MSCI ‘AA’ Rating, and actively participated in the S&P
Global Corporate Sustainability Assessment for the first time in a number of years.
We strengthened the Executive Leadership Team with the appointment of Mr. Bhuvanesh Malhotra as Chief Technical and Projects Officer at the start of 2024. Mr. Malhotra is a deeply and globally experienced operations and projects executive. We further strengthened the skillset of our Board of Directors in early 2025 with the appointment of Ms.
Stefanie Loader. Ms. Loader brings expertise in operations, mineral exploration and project development to the
Board.
Looking Forward
Safely, responsibly and consistently delivering on our guidance, maximizing Free Cash Flow per share generation and advancing our strong organic growth pipeline is key to maximizing shareholder value. We are entering an exciting, high-growth phase and expect to produce approximately 20% more gold by 2026. Our 2025 annual gold production guidance is between 450,000 and 520,000 ounces, featuring significant investments in open pit waste stripping at Haile and Macraes during the year. These activities at Haile are crucial for driving our 2026 production growth.
At the current gold price, we expect to generate strong Free Cash Flow in the coming years, even after investing in progressing our organic growth projects like Wharekirauponga (at Waihi) and Palomino Underground (at Haile), and
investing in exploration across all of our sites. With our strong financial position and outlook, we announced in
February that in 2025 we would double our dividend and would be repurchasing up to $100 million in shares through our share buyback program.
We have an outstanding team of people who deliver our results and enable us to generate returns for our shareholders. On behalf of the Board, we thank everyone at OceanaGold for their contribution to the achievements of
2024 and dedication to pursuing the opportunities ahead of us.
Finally, we thank all shareholders – as well as our communities, suppliers and customers – for their continued support as we strive to provide our shareholders with an attractive return on their investment. We are confident OceanaGold will deliver the long-term growth and value we are all focused on achieving.5

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Your Vote is Important
Your participation as a shareholder is important to us, and we encourage you to exercise your vote. Please familiarize yourself with the content included in this Circular before you decide how to vote your shares. For any questions in relation to this Circular, please contact our Investor Relations team at ir@oceanagold.com.

Yours sincerely,

/s/ Paul Benson	/s/ Gerard Bond
Paul Benson	Gerard Bond
Chair of the Board	President & Chief Executive Officer
April 23, 2025	April 23, 2025
v

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Glossary of Key Terms
AGM means annual general meeting.
Board means the Board of Directors of the Company.
CEO means the President and Chief Executive Officer of
the Company.
CFO means the Chief Financial Officer of the Company.
COO means the Chief Operating Officer of the
Company.
Circular means this Management Information Circular.
Common Share means a common share in the capital
of the Company.
Company or OceanaGold means OceanaGold
Corporation.
Computershare means Computershare Investor
Services Inc.
Designated Participant has the meaning given to such
term in the Performance Share Rights Plan.
DUs means Deferred Units.
ESG means Environmental, Social and Governance.
Glass Lewis means Glass Lewis & Co., LLC.
ISS means Institutional Shareholder Services, Inc.
LTI means the Long-Term Incentive plan of the
Company.
Management, Executive Leadership Team or ELT
means the Company’s Executive Leadership Team as
set out in the Company’s Annual Information Form dated
March 31, 2025.
MD&A means the Company’s Management Discussion
and Analysis.
Meridian means Meridian Compensation Partners.
Meeting means the annual general and special meeting
of Shareholders of the Company to be held on
Wednesday, June 4, 2025, at 9:00am (EST) (including
any adjournment or postponement thereof).
NEO or Named Executive Officer has the meaning
given to that term in National Instrument 51-102F6 –
Statement of Executive Compensation.
NI 51-102 means National Instrument 51-102 –
Continuous Disclosure Obligations.
NI 54-101 means National Instrument 54-101 –
Communication with Beneficial Owners of Securities of a
Reporting Issuer.
Non-Registered (beneficial) Shareholder means a
Shareholder, other than a Registered Shareholder,
whose Common Shares are registered in the name of an
intermediary, such as a bank, trust company, securities
dealer or broker, trustee or administrator of a self-
administered registered retirement savings plan,
registered retirement income fund, registered education
savings plan or similar plan on behalf of such
Shareholder (each, an Intermediary).
Notice of Meeting means the notice of the Meeting.
Notice-and-Access Provisions means the notice- and-
access provisions under NI 54-101.
Proxy means the Form of Proxy.
Record Date means April 23, 2025, being the date fixed
by the Board for the purpose of determining those
Shareholders entitled to receive notice of, and to vote at,
the Meeting.
Registered Shareholder means a Shareholder whose
name appears on the register of shareholders of the
Company.
RSU means a Restricted Stock Unit.
Shareholder means a holder of one or more Common
Shares.
STI means the Short-Term Incentive plan of the
Company.
TRIFR means the Total Recordable Injury Frequency
Rate.
TSR means Total Shareholder Return.
TSX means the Toronto Stock Exchange.
VIF means the Voting Information Form.
VWAP means the Volume Weighted Average Trading
Price.
$ means the United States Dollar. It is the currency used
for all references to monetary amounts denoted by the
symbol "$" in this Circular, unless specified otherwise
with a prefix indicating a different currency (e.g., AU$ for
Australian Dollars or CA$ for Canadian Dollars).

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Management Information Circular
This Circular is furnished in connection with the solicitation of proxies being made by the Management of
OceanaGold for use at the virtual-only format Meeting via live webcast at https://meetnow.global/MYZ5RD5 and for the purposes set forth in the accompanying Notice of Meeting. All costs of this solicitation will be borne by the
Company. Management's solicitation of proxies will primarily be conducted by mail, but you may be contacted by telephone or other means of communication by employees, directors or officers of the Company, without compensation other than their regular compensation. The cost of solicitation by Management will be borne by the
Company.
This Circular describes the matters of business to be covered at the Meeting and how Registered Shareholders and
Non-Registered (beneficial) Shareholders may vote. Registered Shareholders should return their proxy to the
Company’s transfer agent, Computershare, in accordance with the instructions provided therein and in this Circular.
Shareholders and duly appointed proxyholders may attend the Meeting via webcast but must follow the instructions set out in this Circular if they wish to vote at the Meeting. The Company encourages Shareholders to participate in the
Meeting.
Shares Outstanding
The Company’s authorized share capital includes an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares, issuable in series by the Board. The Record Date of April 23, 2025 (EST) has
been fixed by the Board to identify those Shareholders entitled to receive notice of, and to vote at, the Meeting.
As at the Record Date, 698,211,218 Common Shares were issued and outstanding, each such Common Share carrying the right to one (1) vote at the Meeting. No preferred shares were outstanding as at the Record Date.
To the best of the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no persons or companies beneficially own, or control or direct, directly or indirectly, 10% or more of the outstanding
Common Shares.
Notice and Access
How will I receive my Meeting Materials?
To reduce printing and mailing costs, the Company is adopting the Notice-and-Access Provisions under NI 54-101 to distribute Meeting materials to both Registered Shareholders and Non-Registered (beneficial) Shareholders.
Shareholders will receive a Notice-and-Access notification about the Meeting’s date, webcast, how to obtain electronic and paper copies of the Circular, the Notice of Meeting, Proxy or VIF, MD&A and annual audited statements for the year ended December 31, 2024, along with a financial statement request form (collectively, the Meeting
Materials).
The Meeting Materials will be available on SEDAR+ at www.sedarplus.ca under the Company’s profile, the Annual
General Meetings section of the Company’s website and a website maintained by Computershare at http://
www.envisionreports.com/OceanaGold2025AGSM.
All Shareholders will receive a Notice of Meeting in accordance with the Notice-and-Access Provisions, as the
Company will not employ ‘stratification’ to differentiate between Shareholders.
These materials are being sent to both Registered Shareholders and Non-Registered (beneficial) Shareholders. If you are a Non-Registered (beneficial) Shareholder, and the Company or its agent has sent these materials directly to you,

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
How do I obtain a paper copy of the Circular?
Registered Shareholders can request a paper copy of the Circular by calling +1-866-962-0498 (toll-free in North
America) or +1-514-982-8716 (with charges, from outside North America), providing the 15-digit control number from the Proxy or Notice of Meeting. Non-Registered (beneficial) Shareholders may similarly request a paper copy of the
Circular before the Meeting by calling 1-877-907-7643 (toll-free in North America) with their 16-digit control number from the VIF, or +1-303-562-9305 (with charges, from outside North America), and following the given instructions.
Voting Information
Who can vote?
If you are a Shareholder at the close of business on April 23, 2025 (EST), being the Record Date, you, or the person you appoint as your duly registered proxyholder, is entitled to vote at the Meeting.
If you are a Registered Shareholder, you, or the person you appoint as your duly registered proxyholder, is entitled to vote at the Meeting. If you are a Non-Registered (beneficial) Shareholder you have the ability to vote at the Meeting through your Intermediary or, if you are a NOBO (described below), by submitting a VIF to Computershare, the
Company’s registrar and transfer agent, as outlined below.
Why is this year’s Meeting virtual-only?
The Company has decided to hold the Meeting virtually so that Shareholders are provided with enhanced flexibility and opportunity to participate irrespective of their geographic location and share ownership.
However, your voting rights do not change:
(a)Registered Shareholders and duly appointed proxyholders (including Non-Registered (beneficial)
Shareholders who have appointed themselves as proxyholder through their Intermediary) will be entitled to attend, participate and vote at the Meeting, all in real time, similar to an in-person meeting.
(b)Non-Registered (beneficial) Shareholders who do not appoint themselves as proxyholders through their
Intermediary cannot vote at the Meeting, but you can still access the Meeting as guests and will be able to ask questions via the online platform, just like at an in-person meeting.
It is important to note that you are unable to attend the Meeting in person. If you are participating in the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure internet connectivity for the duration to the Meeting.
Am I Registered or Non-Registered (beneficial) Shareholder?
The voting process is different depending on whether you are a Registered Shareholder or Non-Registered
(beneficial) Shareholder.
You are a Registered Shareholder if your name is on a share certificate or, if registered electronically, your Common
Shares are registered with Computershare, the Company’s registrar and transfer agent, in your name and they are not held on your behalf by an Intermediary.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

You are a Non-Registered (beneficial) Shareholder if your Common Shares are registered in the name of your nominee, broker or other Intermediary, such as the Canadian Depositary for Securities Limited in Canada.
What type of Non-Registered (beneficial) Shareholder am I?
In Canada, there are two kinds of Non-Registered (beneficial) Shareholders – those who object to their name being made known to the Company (called OBOs for Objecting Beneficial Owners) and those who do not object to the
Company knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).
Pursuant to NI 54-101, the Company will deliver proxy-related materials in connection with this Meeting directly to
NOBOs and indirectly to OBOs.
NOBOs
Under NI 54-101, the Company will directly deliver proxy-related materials to NOBOs who have not waived the right to receive them. NOBOs can expect to receive a scannable VIF and the Notice-and-Access notification from
Computershare, the Company’s registrar and transfer agent. You must complete and return the VIF to
Computershare. For voting via telephone and internet, please follow the instructions in the VIF. Computershare will tabulate the results of the VIFs received. The Company assumes the responsibility for delivering these materials to you and ensuring your votes are correctly recorded, bypassing any intermediaries. By choosing to send these materials to you directly, the Company (and not the Intermediary holding your Common Shares on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) executing your proper voting instructions.
Please return your voting instructions as specified in the request for voting instructions.
OBOs
In accordance with NI 54-101, the Company has distributed copies of the Notice-and-Access notification to intermediaries for onward distribution to OBOs. Intermediaries or their service companies, such as Broadridge, must forward these to OBOs, unless rights to receive certain materials, such as certain proxy-related materials, were waived. Included will be a request for VIF from OBOs, which, upon return, serves as your voting instructions. The purpose of this process is to permit OBOs to direct the voting of the Common Shares that they beneficially own. The
Company covers the cost of delivering the Notice-and-Access notification. Please ensure you return your voting instructions as specified in the request for VIF.
How can I vote by proxy?
You have various options for voting by proxy at the Meeting. You are encouraged to vote in advance of the Meeting online, by telephone or any of the other methods described on your Proxy or VIF.
You may also attend and vote online during the live webcast, if you are Registered Shareholder or a Non-Registered
(beneficial) Shareholder and have appointed yourself as a proxy through your Intermediary, or you may appoint a duly registered proxyholder to attend the Meeting and vote on your behalf.
Your Proxy or VIF provides that the Common Shares represented by properly executed and deposited proxies will be voted or withheld from voting on each respective manner in accordance with your instructions and that, if you specify a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by your Proxy or VIF will be voted accordingly.
How do I vote in advance of the Meeting?
Whether you are a Registered Shareholder, a NOBO Non-Registered (beneficial) Shareholder or an OBO Non-
Registered (beneficial) Shareholder, you have options to vote in advance.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Registered Shareholders unable to attend the Meeting can vote by proxy or appoint a duly registered proxyholder to attend and vote online during the Meeting. To do so, please submit proxies to Computershare Proxy Dept. 100
University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Canada, the Company’s registrar and transfer agent, at least
48 hours before the Meeting, excluding weekends and holidays, per the instructions in the Proxy.
NOBO Non-Registered (beneficial) Shareholders can vote by proxy by submitting the VIF and following the instructions included therein.
OBO Non-Registered (beneficial) Shareholders who have not waived their right to receive Meeting Materials will:
(a)receive a Proxy signed by their Intermediary (typically, with a facsimile stamped signature), indicating the number of Common Shares but otherwise blank; or
(b)more commonly, receive a VIF, which when completed, signed and returned to their Intermediary will constitute authority and instructions (often called proxy authorization form) on how to vote. The proxy authorization form is a one-page document or a regular Proxy with a removable barcode label to be affixed to the Proxy.
In either case, you can provide voting instructions by lodging the VIF or proxy authorization form, as applicable, per the instructions set out therein and as further discussed below.

	Registered Shareholder	Non-Registered (beneficial) Shareholder
Vote your shares in advance	Follow the instructions on your Proxy and return it using one of the methods below.
If you are a NOBO holder:
Follow the instructions on your VIF and return it using one
of the methods below.
If you are an OBO holder:
You must use a request for VIF as provided by your
Intermediary or service company to direct your votes as
instructed in such form, as per the instructions above.

	Visit www.investorvote.com and vote using the unique control number located on your Proxy.	If you are a NOBO holder: Visit www.investorvote.com and vote using the unique control number located on your VIF If you are an OBO holder:
1-866-732-VOTE (8683) Toll Free or 312-588-4290 Direct Dial (Outside of Canada and U.S.).
If you are a NOBO holder:
1-866-732-VOTE (8683) Toll Free or
312-588-4290 Direct Dial (Outside of Canada and U.S.).
If you are an OBO holder:
You must use a request for VIF as provided by your
Intermediary or service company to direct your votes as
instructed in such form, as per the instructions above.

Using the envelope provided, send the duly
completed, signed and dated Proxy by mail.
Proxies must be received by the Company’s
transfer agent by the proxy deadline. The online
voting option will remain available until the proxy
deadline.

If you are a NOBO holder:
Using the envelope provided, send the duly completed,
signed and dated VIF by mail.
Submit your voting instructions by the time specified on
your VIF, so that it will be received at least 48 hours prior to the proxy deadline.
If you are an OBO holder:
You must use a request for VIF as provided by your
Intermediary or service company to direct your votes as
instructed in such form, as per the instructions above.

How do I appoint a proxy as a Registered Shareholder?
As a Registered Shareholder, you can designate either Management designee being PAUL BENSON, Chair of the Board, or GERARD MICHAEL BOND, President and Chief Executive Officer (the Management Designees)
or a person other than a Management Designee to attend and vote on your behalf at the Meeting. If you
x

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

appoint a person other than a Management Designee to attend and vote on your behalf at the Meeting, such person does not need to be a Shareholder.
If you appoint the Management Designees without voting instructions, they will vote on each resolution in accordance with the Board’s recommendations.
If you appoint a non-Management Designees proxyholder, that proxyholder must attend the Meeting for your vote to be cast and to be counted.
If you wish to appoint a third-party proxyholder to represent you at the Meeting, you must:
1.prior to registering your proxyholder, submit your Proxy per the instructions contained therein; and
2.register your proxyholder at http://www.computershare.com/Oceanagold by Tuesday, June 3, 2025 at
4:00pm (EST) and provide Computershare with your proxyholder’s contact information so they can email the proxyholder an invite code. Without an invite code, proxyholders will not be able to attend and vote at the
Meeting.
See the instructions set out below under the heading How to vote online at the Meeting for further information.
How do I appoint a proxy as a Non-Registered (beneficial) Shareholder?
As a Non-Registered (beneficial) Shareholder, you can designate either Management Designee or a person other than a Management Designee to attend and vote on your behalf at the Meeting. If you appoint a person other than a Management Designee to attend and vote on your behalf at the Meeting, such person does not need to be a Shareholder.
If you are a NOBO and wish to vote at the Meeting, or appoint a proxy to vote on your behalf, you must enter your name (or your proxyholder's name) on the VIF and return it to Computershare as outlined in the VIF instructions.
Should you request to appoint yourself or a nominee as proxyholder, and if Management holds a proxy for your
Common Shares, the Company will, without cost to you, appoint your chosen proxyholder in respect of those
Common Shares. Under NI 54-101, your proxyholder is then authorized to act on behalf of Management for all
Meeting matters, provided they are registered as detailed below. The Company must receive your instruction at least one business day before the proxy submission deadline to ensure the proxy is deposited in time.
Registering your proxyholder is necessary after their appointment. Failure to register means the proxyholder will not receive an invite code for the online Meeting. To register, visit http://www.computershare.com/Oceanagold by
Tuesday, June 3, 2025 at 4:00pm (EST), and provide your proxyholder's contact details for Computershare to email them an invite code. Without this code, they cannot attend or vote at the Meeting.
OBOs wanting to vote or appoint a proxy should follow a similar process by filling out the VIF with the relevant names and returning it to their Intermediary. The Intermediary, under NI 54-101, will arrange the proxyholder's appointment at no cost. This proxyholder must also register the appointment at http://www.computershare.com/Oceanagold following the same procedure as NOBOs to participate at the Meeting.
Importantly, both NOBOs and OBOs must ensure their proxyholder is registered by the deadline to ensure their participation in the online Meeting. Without an invite code, the proxyholder cannot attend and vote.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

How do I vote online at the Meeting?
Regardless of being a Registered Shareholder or a Non-Registered (beneficial) Shareholder, you can vote your
Common Shares online during the Meeting (not before it). Here is what you need to know:

	Registered Shareholder	Non-Registered (beneficial) Shareholder
Log in instructions
If you wish to attend and vote at the Meeting,
you must follow these instructions on the day of
the Meeting:
•log into the Meeting from your computer or
mobile device, by entering the URL in the
browser:
https://meetnow.global/MYZ5RD5;
•selecting Shareholder;
•entering your 15-digit control number; and
•follow the instructions to vote your Common
Shares when prompted.

If you wish to attend and vote at the Meeting, you will
need to appoint yourself as a proxyholder and register
with the Company’s transfer agent, Computershare, as set
out above and below. If you do not follow the instructions
below, you will not be able to attend and vote your
Common Shares at the Meeting. You must follow these
instructions on the day of the Meeting:
•log into the Meeting from your computer or mobile
device, by entering the URL in the browser:
https://meetnow.global/MYZ5RD5;
•selecting Invitation;
•entering your invite code, which will be provided to
you by Computershare by email if you have duly
registered; and
•if you do not appoint yourself as a proxyholder, you
may still attend the Meeting, but you must do so as a
guest (see below). Guests cannot vote or ask
questions at the Meeting.

You should allow sufficient time (at least 15 minutes) to log into the Meeting online and complete the above steps.
It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.
In order to vote online, Registered Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an invite code.
If you require assistance before or during the Meeting, please call 1-888-724-2416 (North America) or
+1-781-575- 2748 (International).
Technology required to access the virtual meeting
The Meeting will be conducted entirely online, with no option for physical attendance. Registered Shareholders and duly appointed proxyholders (including Non-Registered (beneficial) Shareholders acting as proxyholders) can attend, vote and ask questions in real-time. Non-Registered (beneficial) Shareholders not acting as proxyholders may attend the Meeting as guests but cannot vote or ask questions.
To participate in the Meeting, you will need an internet-connected device such as a laptop, computer, tablet or mobile phone. To run the Meeting platform, please ensure that you have the latest version of Chrome, Safari, Edge or
Firefox, with updated software plugins that meet the minimum system requirements.
Continuous internet connection is crucial throughout the Meeting for voting. It is your responsibility to maintain this connection for the duration of the Meeting. If you lose connection once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your Common Shares in advance so that your vote will be counted in case you cannot attend or face technical issues preventing access at the Meeting. Please note that dial-in access does not support voting.
Voting at the Meeting can only be done through the online Meeting portal. For technical support, please contact
Computershare on 1-888-724-2416 (North America) or +1-781-575-2748 (International).

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

How can I ask questions at the virtual meeting?
OceanaGold is committed to facilitating equal participation for all Shareholders, including Registered Shareholders and proxyholders (as well as Non-Registered (beneficial) Shareholders who are serving as their own proxyholders), in its virtual-only Meeting, allowing them to ask business-related questions as if attending in person. Questions can be submitted ahead of the Meeting via email to ir@oceanagold.com or live during the Meeting through a designated text box. These inquiries, provided they pertain to the Meeting’s agenda or OceanaGold’s operations, will be addressed in the Q&A session immediately following the Meeting. The Company Secretary, or their delegate, will manage this process by reading out questions for OceanaGold representatives to answer, ensuring the process mirrors that of in-
person meetings. The Chair of the Meeting also reserves the right to regulate the duration and, if necessary, limit, combine or omit questions to maintain relevance and appropriateness to the Meeting’s business.
If you require assistance before or during the Meeting, please call 1-888-724-2416 (North America) or
+1-781-575-2748 (International).
Can I change or revoke my vote?
To ensure flexibility, you have the option to change or revoke your vote. It is important to note that, if you are a
Registered Shareholder and attend the Meeting and change your vote on any matter, you will be deemed to have revoked any prior proxy or voting instruction on all matters.

	Registered Shareholder	Non-Registered (beneficial) Shareholder
Revocation of proxies or voting instructions
If you voted online in advance of the Meeting and wish
to change your voting instructions, you may do so by
re-entering your vote using the control number on your
proxy form and by following the instructions on your
proxy form and using any of the methods above.
You can also revoke your proxy without providing new
voting instructions by:
•sending a notice in writing to the Company’s
office, Suite 1020, 400 Burrard Street,
Vancouver, British Columbia, V6C 3A6, Canada
so it is received by 5:00pm (EST) on the last
business day before the Meeting; or
•giving notice in any other manner permitted by
law.
The notice can be from you or your attorney provided
they have your written authorization. If your Common
Shares are owned by a corporation, the written notice
must be from its authorized officer or attorney.

NOBOs that wish to change their voting instructions
must, in sufficient time in advance of the Meeting,
contact Computershare to arrange to change their
voting instructions.
OBOs who wish to change their voting instructions
must contact their Intermediary to arrange to do this in
sufficient time before the Meeting.

Can I attend the Meeting as a guest?
Yes, guests can attend the Meeting and view the Meeting, but they are not able to vote or ask questions at the
Meeting. Guests can access the Meeting using the following instructions:

Step 1:	Log into the Meeting from your computer or mobile device, by entering the URL in the browser: https:// meetnow.global/MYZ5RD5
Step 2:	Select Guest
Step 3:	Enter your name and email address.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

1. BUSINESS OF THE MEETING

Business of Meeting

WHERE TO FIND IT

Financial Statements ..................................................................................	13

Resolution 1 – Re-election of Directors ..................................................	13

Resolution 2 – Appointment of Auditor ....................................................	14

Resolution 3 – Advisory Vote on the Approach to Executive Compensation .............................................................................................	15

Resolution 4 – Virtual-Only Annual General Meetings .........................	16

Resolution 5 – Share Consolidation ........................................................	17

Resolution 6 – Amendments to the Company’s Articles .......................	19
Financial Statements
The first item of business for consideration at the Meeting is to review the Company’s audited consolidated financial statements for the year ended December 31, 2024, together with the auditor’s report therein. These financial statements and the auditor’s report, as well as the MD&A for the same period, have been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca, and are also available in the Investor Centre section of the Company’s website and upon request by contacting the Company Secretary in writing at Suite 1020, 400 Burrard Street,
Vancouver, British Columbia, V6C 3A6, Canada.
Resolution 1 – Election and Re-election of Directors
The Board will consist of eight (8) directors for the ensuing year. As stipulated by the Company’s current articles, all eight (8) directors of the Company will be seeking election or re-election at the Meeting with each director elected holding office until the next annual general meeting of the Company or until his or her office is vacated in accordance with the articles of the Company.
The following persons are proposed as nominees for election or re-election as a director at the Meeting:

1.Paul Benson	3.Craig J. Nelsen	5.Alan N. Pangbourne	7.Stefanie E. Loader
2.Ian M. Reid	4.Sandra M. Dodds	6.Linda M. Broughton	8.Gerard M. Bond
For additional information concerning each of the proposed director nominees, please refer to the section entitled
“Director Profiles” in this Circular. For further information regarding the Company’s Board governance, please refer to the section entitled “Corporate Governance Statement” in this Circular.

The Board of Directors recommends that Shareholders vote FOR the election or re-election (as appropriate) of the nominees proposed in this Circular as directors.	✓

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to elect or re-elect (as appropriate) the eight (8) nominees proposed to serve on the Board.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Majority Voting Policy

Business of Meeting
The Board has adopted a majority voting policy (the Majority Voting Policy), endorsed by the TSX, to ensure that its directors have the majority support of Shareholders voting at the Meeting. This policy, which is available in the
Corporate Governance section of the Company’s website, requires that votes for the election of directors in uncontested meetings of Shareholders can be cast for or withheld from each nominee individually. The results will be recorded and announced post-meeting.
Should a nominee receive more withheld votes than in favour, it signals a lack of shareholder support. In such cases, the nominee must immediately offer their resignation for the Board's consideration. The Board will refer the resignation to the Governance and Nominations Committee for recommendation. Unless exceptional circumstances suggest otherwise, such committee is expected to recommend accepting the resignation.
The involved director will abstain from decision-making regarding their resignation, which the Board will deliberate upon within 90 days post-meeting, based on the Governance and Nominations Committee's advice. The final decision, including a detailed statement of the reasons for any rejection of the resignation, if applicable, along with a
TSX-notification, will be publicly announced and promptly disclosed in accordance with applicable laws and stock exchange rules, not specifically limited to a TSX-notification.
Please note that at the Meeting, the Company is seeking Shareholders approval to formally incorporate the provisions of the Majority Voting Policy into the Articles to clearly articulate and govern the nomination process for directors.
Please refer to “Business of the Meeting – Resolution 6 – Amendments to the Company’s Articles” below.
Term Limits
The Company prioritizes maintaining a dynamic and effective Board that embodies a rich blend of experience, skills, knowledge, diversity, independence and tenure to ensure sound strategic guidance and governance, thereby bolstering investor and stakeholder confidence. In February 2023, the Board instituted a Board Renewal Policy outlining, among other details, term limits for its directors. According to this policy, the Governance and Nominations
Committee annually assesses each director's tenure as part of the re-election process. Directors who have served continuously for 10 years will not be nominated for re-election as Non-Executive Directors, ensuring fresh perspectives and sustained board effectiveness.
Resolution 2 – Appointment of Auditor
It is proposed that PricewaterhouseCoopers LLP (PWC Canada) be appointed by the Shareholders to serve as the independent auditor of the Company until the close of the next annual general meeting, and that the Board be authorized to fix such auditor’s remuneration.
The predecessor auditor of the Company, PricewaterhouseCoopers, Chartered Accountants (PWC Australia), were first appointed as auditor in prior years when the Company was headquartered in Melbourne, Australia. Upon consideration by the Board, including the members of the Audit and Risk Committee, and given the relocation of its head office to Vancouver, Canada in 2022, PWC Australia resigned at the Company’s request as the independent auditor of the Company effective as of February 19, 2025. Effective as of the same date, PWC Canada was appointed as the independent auditor of the Company to fill the vacancy created by the resignation of PWC Australia, with the approval of the Board and the Audit and Risk Committee of the Company.
In accordance with Section 4.11 of NI 51-102, a notice of change of auditor was sent to PWC Australia, as well as
PWC Canada, each of which provided a letter to the Company addressed to the applicable securities regulatory authority where the Company is a reporting issuer indicating their agreement with the statements in the notice of change of auditor. A reporting package, as defined in NI 51-102, includes the notice of change of auditor and the aforementioned letters from PWC Australia and PWC Canada to the applicable securities regulatory authority. The reporting package was filed in accordance with NI 51-102 under the Company’s profile on SEDAR+ at
www.sedarplus.ca and is included in the attached Schedule C to this Circular.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Business of Meeting
The aggregate fees billed for professional services rendered by the Company’s predecessor auditor, PWC Australia, for our last two financial years are as follows:

Financial Year Ended	Audit fees	Audit-related fees(1)	Tax fees(2)	All other fees(3)	Totals
	$000	$000	$000	$000	$000

2024	1,497	30	620	277	2,424
2023	1,297	91	633	358	2,379
Notes:
(1)Audit-related fees include fees associated with the Extractive Sector Transparency Measures Act Annual Report and royalties audit.
(2)Tax fees include fees associated with annual tax compliance, and with tax consulting advice obtained in relation to ad-hoc projects such as funding restructuring.
(3)All other fees include services provided for the listing of OceanaGold (Philippines) Inc., and other consulting fees.

The Board of Directors recommends that Shareholders vote FOR the appointment of PWC Canada as the Company’s auditor to hold office until the next annual general meeting of Shareholders and to authorize the Board to determine the auditor’s compensation.
✓

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to appoint PWC
Canada as the auditor of the Company and to hold office until the next AGM and will authorize the Board to determine the auditor’s compensation.
Resolution 3 – Advisory Vote on the Approach to Executive Compensation
At the Meeting, Shareholders will have the opportunity to vote on OceanaGold’s approach to executive compensation. The vote is advisory and non-binding, but will provide the Remuneration, People and Culture
Committee, as well as the Board, with important feedback in accordance with the guidelines set forth by major proxy advisors for TSX-listed issuers.
The Company encourages Shareholders to review its compensation philosophy outlined in the section entitled
“Executive Compensation Discussion and Analysis – Compensation Philosophy” in this Circular. Information relating to the quantum of compensation paid to the Company’s executives is outlined in the section entitled “Executive
Compensation Discussion and Analysis – Summary Compensation Table" in this Circular.
The Board, advised by the Remuneration, People and Culture Committee, which is further advised by independent consultant Meridian, has throughout 2024 and in early 2025 considered governance best practices relating to executive remuneration and continues to review and adjust the Company’s compensation practices to ensure alignment with the interests of Shareholders.
For additional information concerning the Company’s engagement of compensation advisors, please refer to the section entitled “Executive Compensation Discussion and Analysis – Compensation Governance – Compensation
Advisors” in this Circular.
Through the Company’s executive compensation disclosure, it continues to convey how performance is measured and how the Company’s performance compares against its peers. The Board’s approach to assessing performance for the purposes of determining the Company executives’ compensation articulates the direct impact OceanaGold’s performance has on executives’ compensation. The Board believes it is important to give Shareholders a forum to provide feedback on the Company’s approach to executive compensation. Accordingly, the Shareholders are invited to consider and, if deemed advisable, approve the Company’s approach to executive compensation through the following non-binding advisory resolution:
“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the
Company’s Management Information Circular dated April 23, 2025.”

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

The Board of Directors recommends that Shareholders vote FOR the advisory resolution on the approach to executive compensation as described in this Circular.	✓

Business of Meeting
Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the advisory resolution.
Last year, 98.77% of votes cast on the resolution were voted in favour of the Company’s approach to executive compensation and 1.23% votes were voted against the Company’s approach.
Given the vote is advisory in nature, it is therefore not binding on the Board. However, the Remuneration, People and
Culture Committee and the Board will consider the outcome of the vote and take Shareholders’ feedback into account when considering future executive compensation.
The Company encourages its Shareholders to communicate with it directly in relation to any questions or comments on its executive compensation philosophy. You can write to the Chair of the Remuneration, People and Culture
Committee by email at companysecretary@oceanagold.com or by mail to Suite 1020, 400 Burrard Street, Vancouver,
British Columbia, V6C 3A6, Canada.
Resolution 4 – Virtual-Only Annual General Meetings
The Company is seeking Shareholder approval for a proposal to hold the next AGM to be held in 2026 (the 2026
AGM) exclusively via a virtual-only format using advanced remote meeting technologies. These technologies may include teleconference, messaging systems, chat rooms and specialized virtual meeting software, enhancing accessibility and engagement for Shareholders globally and fostering more diverse participation.
Historically, the Company has experienced very low physical attendance and very low or no participation from
Shareholders at in-person AGMs. By moving to a virtual-only format, the Company is expected to facilitate increased engagement, inclusivity and participation by making attendance more convenient and cost-effective for all
Shareholders. The Company is committed to ensuring that Shareholders in a virtual-only AGM are afforded the same rights and opportunities to participate as they would in an in-person meeting.
Features of a virtual-only AGM include audio feeds ensuring all participants can hear meeting procedures, live presentation slides, opportunities for shareholders to submit questions electronically, in advance of or during the
AGM, display of questions asked during the AGM to all participants and for Registered Shareholders and proxy holders – real-time, virtual voting over the Internet or telephone, supplemented by traditional proxy or voting instruction forms.
The actual format of an AGM is determined by the Board and Management in consultation with its advisors. In certain circumstances, such as potentially contentious or significant business matters, the Board may consider an in-person or hybrid meeting format to accommodate Shareholders wishing to attend in person. This determination is made annually on a case-by-case basis.
The Board proposes to seek Shareholder authorization to adopt a virtual-only format for the 2026 AGM. As a binding vote, the Board will take the results of the vote into account when considering the format for the 2026 AGM. If the vote is approved, the Board will hold the 2026 AGM in a virtual-only format. If the vote is not approved, the Board will hold the 2026 AGM as an in-person or hybrid meeting.
Notwithstanding the results of this Shareholder vote, it is the Company’s intention to continue to provide Shareholders with an opportunity to vote on adopting a virtual-only format for future AGMs where the Company continues to believe that virtual-only AGMs will facilitate increased engagement, inclusivity and participation from Shareholders.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

The Board of Directors recommends that Shareholders vote FOR the resolution on approval to hold the next AGM in 2026 in a virtual-only format.	✓

Business of Meeting
Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to conduct the next
AGM exclusively via virtual means.
Resolution 5 – Share Consolidation
On February 20, 2025, the Board approved that the Company proceed with a consolidation of all of the issued and outstanding Common Shares on the basis of a consolidation ratio, to be determined by the Board, of up to three (3)
pre-consolidation Common Shares for one (1) post-consolidation Common Share (the Share Consolidation). In order to effect the Share Consolidation, Shareholder approval is required. At the Meeting, Shareholders will be asked to consider and approve a special resolution to approve the Share Consolidation. If approved by Shareholders at the
Meeting, the Company anticipates that the Share Consolidation will become effective shortly after the Meeting, or a future date to be determined by the Board, in its sole discretion, if and when it is considered to be in the best interests of the Company to implement the Share Consolidation (the Effective Time), in either case, subject to TSX approval.
The Common Shares are listed on the TSX. The Board believes it is in the best interests of the Company and its
Shareholders to provide the Board with authorization to complete the Share Consolidation. The Board regularly evaluates opportunities to increase the Company’s access to capital markets. The Board is exploring the potential benefits of a dual listing of the Company’s Common Shares on a major U.S. exchange, including the New York Stock
Exchange (NYSE), which the Company believes could lead to increased interest by a wider audience of potential investors and result in increased marketability and trading liquidity. The principal reason for the Share Consolidation is to raise the per share trading price of the Common Shares in order to better comply with minimum trading price requirements of such exchanges.
Although Shareholder approval for the Share Consolidation is being sought at the Meeting, approval of the Share
Consolidation does not necessarily mean that the Board will ultimately implement the Share Consolidation. The Board may determine not to pursue a U.S. dual listing or implement the Share Consolidation at any time before or after the
Meeting without further action on the part of or notice to the Shareholders. If the Company decides to pursue a U.S.
dual listing, the Company cannot provide any assurance that it will be successful in achieving such a listing on the
NYSE or other exchange.
If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. The Share
Consolidation would result in each Shareholder owning fewer Common Shares than they owned immediately before the Share Consolidation.
The Company does not expect the Share Consolidation itself to have any economic effect on holders of Common
Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share
Consolidation will result in fractional Common Shares. No fractional post-consolidation Common Shares will be issued in connection with the Share Consolidation. Any fractional Common Share interest of 0.50 or more arising from the Share Consolidation will be rounded up to the nearest whole number, and any fractional Common Share interest of less than 0.50 being cancelled.
For illustrative purposes only, the following table sets out, based on the number of issued and outstanding Common
Shares as of the date hereof, the potential effects of the Share Consolidation, without giving effect to the cancellation of fractional Common Shares, at various consolidation ratios:

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Consolidation Ratio	Common Shares Outstanding
No Share Consolidation	698,211,218
2 Pre-consolidation Common Shares for 1 post-consolidation Common Share	349,105,609
3 Pre-consolidation Common Shares for 1 post-consolidation Common Share	232,737,073

Business of Meeting
Exchange of Share Certificates upon Approval
If a proposed Share Consolidation is approved by the Shareholders and all relevant regulatory authorities, and the
Share Consolidation is ultimately implemented by the Board, following the announcement by the Company of the effective date of the Share Consolidation, Registered Shareholders holding pre-consolidation Common Shares through the Direct Registration System (DRS) will be automatically sent a DRS Advice/Statement by the Company’s transfer agent, Computershare, representing the number of post-consolidation Common Shares they hold following the Share Consolidation and no further steps are required to be taken by such Registered Shareholders. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate. Non-Registered (beneficial)
Shareholders holding their Common Shares through a broker, trustee or other financial institution should note that such broker, trustee or other financial institution may have different procedures for processing the Share
Consolidation than those that will be put in place by the Company for the Registered Shareholders. If you are a Non-
Registered (beneficial) Shareholder, you are encouraged to contact your nominee.
Alternatively, where Registered Shareholders hold share certificate(s) representing pre-consolidation Common
Shares, a letter of transmittal will be sent by the Company’s transfer agent containing instructions on how to exchange their share certificates for new share certificates representing post-consolidation Common Shares. Until surrendered to the Company’s transfer agent, each share certificate representing old pre-consolidation Common
Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the Registered Shareholder is entitled as a result of a Share Consolidation. Until Registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s)
for exchange, Registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following a Share Consolidation.
Any Registered Shareholder whose old share certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Company and the transfer agent customarily apply in connection with lost, stolen or destroyed share certificates. The method chosen for delivery of share certificates and letters of transmittal to the Company's transfer agent is the responsibility of the Registered
Shareholder and neither the transfer agent nor the Company will have any liability in respect of share certificates and/
or letters of transmittal which are not actually received by the transfer agent.
REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE
UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.
Holders of Company DUs, RSUs, warrants or other convertible rights will be contacted directly if a proposed Share
Consolidation is completed with respect to the procedures required to update their securities, if any.
Assuming Shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with a Share Consolidation, the Share Consolidation will be subject to acceptance by the TSX, and confirmation that, on a post-consolidation basis, the Company would meet all of the TSX’s continued listing requirements. If the TSX does not accept the Share Consolidation, the Company will not proceed with the Share Consolidation.
Risk Factors
Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per-Common Share market price of the Common Shares by a factor approximately equal to the consolidation ratio. However, the market price of the Common Shares will also be affected by the Company's financial and operational results, its financial position, including its liquidity and capital resources, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of Common Shares outstanding. There is no assurance that the anticipated market price of the Common

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Shares immediately following the implementation of the Share Consolidation will be realized or, if realized, will be

Business of Meeting
sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the
Share Consolidation may be lower or higher than the total market capitalization of the Common Shares prior to the implementation of the Share Consolidation.
Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase by a factor approximately equal to the consolidation ratio following the implementation of a Share
Consolidation.
If a Share Consolidation is implemented and the market price of the Common Shares (adjusted to reflect the ratio of the Share Consolidation) declines, the percentage decline as an absolute number and as a percentage of the
Company's overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company's shares following a consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the Common Shares.
Shareholders Vote Required
To be effective, this resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting. The Board believes that obtaining Shareholder approval at the Meeting to implement the Share Consolidation is in the best interests of the Company and the Shareholders.

The Board of Directors recommends that Shareholders vote FOR the Share Consolidation.	✓

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to consolidate the issued and outstanding common shares as proposed.
Resolution 6 – Amendments to the Company’s Articles
At the Meeting, Shareholders will be asked to consider and, if thought advisable, to approve a special resolution to amend the articles of the Company to provide for advance notice of director nominations (the Advance Notice
Provisions) and to adopt other modernization amendments in accordance with the provisions of the Business
Corporations Act (British Columbia) (BCBCA). The articles of the Company were last amended in 2013 and do not reflect more recent changes to the BCBCA or other applicable laws. The Board believes that the proposed amendments better align with legal and regulatory developments and current corporate governance practices.
Below is a summary of the proposed amendments to the articles only. The full text of the proposed amended and restated articles (the Updated Articles), including the Advance Notice Provisions, is set out in the attached Schedule
B to this Circular. The Company’s current articles are available under the Company’s profile on SEDAR+ at
www.sedarplus.ca and are also available in the Corporate Governance section of the Company’s website. A blackline version of the Updated Articles compared to the Company’s current articles will also be posted with other Meeting
Materials in the Annual General Meetings section of the Company’s website.
Addition of Advance Notice Provisions
The purpose of the Advance Notice Provisions is to provide Shareholders, the Board and Management of the
Company with a clear framework respecting the nomination of persons for election as directors of the Company.
Please note that the Company already has an Advance Notice Policy, it is now seeking to formally incorporate the policy into the Articles to clearly articulate and govern the nomination process for directors.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

The Advance Notice Provisions establish a deadline by which holders of record of Common Shares must submit

Business of Meeting
nominations for election of directors of the Company prior to any AGM or special meeting (which is not also an AGM)
of Shareholders called with the purpose of electing directors. This amendment is intended to standardize the timeframe for nominations across all types of Shareholder meetings.
Furthermore, the Advance Notice Provisions set forth the information that a Shareholder must include in a written notice to the Company in order for a nominee to be eligible for election as a director of the Company at any AGM of
Shareholders or special meeting (which is not also an AGM) of Shareholders called with the purpose of electing directors.
Taken together, the Board believes the Advance Notice Provisions will help to: (a) facilitate orderly and efficient AGMs or, where the need arises, special meetings; (b) ensure that all Shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (c) allow Shareholders to make an informed vote having been afforded reasonable time for appropriate deliberation.
Summary of the Advance Notice Provisions
The following is a summary of the principal terms of the Advance Notice Provisions, which summary is qualified in its entirety by reference to the full text of the Advance Notice Provisions included in the Updated Articles in the attached
Schedule B to this Circular.
Nomination of Directors
Only persons who are nominated: (a) by or at the direction of the Board or an authorized officer of the Company; (b)
by or at the direction of a Shareholder pursuant to a proposal or requisition of Shareholders made in accordance with the BCBCA; or (c) in accordance with the procedures set forth in the Advance Notice Provisions, will be eligible for election as directors of the Company.
Timely Notice
The Advance Notice Provisions provide that:
(a)where a nomination is made at an AGM of Shareholders, notice to the Company must be given not later than the close of business on the 30th day prior to the date of the AGM; provided, however, that in the event the AGM is to be held on a date that is less than 50 days after the date on which the announcement of the date of the AGM was made, notice may be made not later than the close of business on the 10th day following such announcement; and
(b)in the case that the meeting is a special meeting of Shareholders (but not also an AGM), such notice must be made not later than close of business on the 15th day following the date on which the announcement of the date of the special meeting was made.
In either instance, if the Company uses “notice-and-access” (as defined in NI 54-101) to send proxy-related materials to Shareholders in connection with a meeting of the Shareholders described above, and the notice date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day prior to the date of the applicable meeting.
Proper Form of Timely Notice
The Advance Notice Provisions also require that the notice of nomination include certain information on each person proposed to be nominated for election, as well as certain information regarding the nominating Shareholder.
Defective Nominations
The Chair of any meeting of Shareholders shall have the power to determine whether any proposed nomination is made in accordance with the Advance Notice Provisions.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Other Amendments

Business of Meeting
In addition to the inclusion of the Advance Notice Provisions, the Company is proposing other amendments, including:
(a)incorporating a definition of the Securities Transfer Act (British Columbia) (the STA) and certain related definitions. Common Share transfers of British Columbia companies are governed by the STA and it is considered best practice in British Columbia to have provisions in the articles that are consistent with the
STA;
(b)updating the provisions for the replacement of lost, stolen or destroyed share certificates or acknowledgements. The articles now provide that a person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the Common Shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate. The Company now also has recovery rights with respect to replacement share certificates issued when the certificates should not have been so issued;
(c)revising the Shareholder approvals required for certain alterations to the authorized share structure of the
Company and Special Rights and Restrictions of any class of shares, which now require an ordinary resolution (a simple majority of votes cast by Shareholders) compared to a special resolution (66 2/3%) under the current articles. In addition, under the Updated Articles, the Board is able, by written resolution, to subdivide or consolidate all or any of the Company's unissued or fully paid issued shares:
(d)modernizing the provisions in the Updated Articles with respect to the meetings of Shareholders by explicitly allowing such meetings to be held virtually in the event of compelling rationale. Accordingly, additional provisions have been added governing such “fully electronic meetings”, including that they no longer require a physical location, and how electronic voting would take place at such meetings has been clarified and certain other minor changes to the administration of Shareholder meetings that may be held fully or in part virtually have been made;
(e)increasing the quorum for the transaction of business at a meeting of shareholders from 5% to 25%;
(f)expanding the existing mandatory indemnification provisions, previously only for directors and former directors, to also include officers and former officers of the Company;
(g)modernizing the provisions with respect to payment and claiming of dividends. Notably, the Company is now permitted to pay dividends by electronic means to help facilitate the payment of dividends to Shareholders and a new provision has been added that addresses the forfeiture of unclaimed dividends and other distributions after a period six years; and
(h)modifying the methods in which the Company may deliver notice under the Updated Articles to specifically include other methods permitted by applicable securities legislation (which would include notice and access). This provides the Company with the necessary flexibility in providing notice under the Updated
Articles to help facilitate and modernize its communication with Shareholders, now and in the future.
Shareholder Approval of Amendment of Articles
If Shareholders do not approve the amendments to the articles, the articles of the Company will not be amended to add the Advance Notice Provisions and make other modernization changes.
If Shareholders approve the amendments to the articles, it is intended that the Updated Articles will be filed at the records office of the Company and, following the filing of a Notice of Alteration with the Registrar of Companies of
British Columbia, the Updated Articles will become effective.
Shareholders will be asked at the Meeting to consider and, if considered advisable, to adopt the following special resolution to approve the amendment of the articles:

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

Business of Meeting
1.The articles of the Company be replaced in their entirety with the form of the Amended and Restated
Articles set out in Schedule B – Updated Articles to the Company's Management Information Circular dated
April 23, 2025, to become effective at a date in the future to be determined by the Board, and such amendment and restatement of the articles of the Company shall not take effect until these resolutions are passed and received for deposit at the Company's records office, the Notice of Alteration is electronically filed with the Registrar of Companies and the Notice of Articles is altered to reflect the alterations set out in these resolutions, if required; and
2.Any one director or officer of the Company be and is hereby authorized and directed to all such acts and things and to execute and deliver, under the corporate seal or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”
The special resolution must be passed, with or without amendment, by not less than 66 2/3% of votes cast by
Shareholders voting online at the Meeting or by proxy in respect of the special resolution at the Meeting.

The Board of Directors recommends that Shareholders vote FOR the amendment of the Company’s Articles.	✓

Unless otherwise instructed, the proxyholders named in the Proxy will vote FOR the resolution to amend the
Company’s articles.
Past Annual General Meeting Voting Results
Below are the voting results for all resolutions at the last three years of AGMs. Values marked with “-” indicate either that the given director did not stand for election or that the resolution was not tabled in the given year.

Voting Results	2022	2023	2024
Election of Directors	%	%	%
Paul Benson	98.4	99.3	8110.0
Sandra M. Dodds	9880.0	99.3	8410.0
Catherine A. Gignac	9380.0	97.2	-
Craig J. Nelsen	9940.0	99.3	9670.0
Ian M. Reid	9620.0	99.2	7030.0
Gerard M. Bond	9940.0	99.5	9980.0
Linda M. Broughton	-	99.9	9670.0
Alan N. Pangbourne	-	99.8	9660.0
Michael J. McMullen	92.0	-	-
Routine Business
Approve PricewaterhouseCoopers as Auditors and Authorize the Board to fix their remuneration	98.8	98.1	93.8
Advisory Vote on Executive Compensation Approach	9890.0	98.4	9880.0
Special Resolutions
Re-approve Performance Rights Plan	-	-	9340.0

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

2. DIRECTOR PROFILES

Director Profiles
The following are brief biographies of the proposed nominees for election as a director, and who are currently a director, and as a result whose term of office as a director will continue after the Meeting. Individual data is accurate as at April 1, 2025. For information regarding the Company’s Board governance, please refer to the section entitled
“Corporate Governance Statement” in this Circular.

Paul Benson

	Age: 62 Perth, Western Australia, Australia Independent Director Since: 2021 Current Occupation: Non-Executive Director		Areas of Expertise: •Executive Leadership •Mining •International •Strategy •Mergers & Acquisitions •Business Development •Health, Safety, Environment & Sustainability •Governance and Risk Management

Mr. Paul Benson was appointed as Chair of the OceanaGold Board in October 2021, after joining the Company as a Non-Executive Director in May 2021. Mr. Benson is a senior mining executive and company director with demonstrated performance in operations and project management, leadership, capital raising, strategy and business development, focused on value creation. His commodity experience includes gold, copper, tin, lead, zinc, silver, mineral sands, iron ore, uranium and coal with qualifications and experience in most aspects of the mining value chain from exploration, geology, mining and management through corporate finance. Previously, Mr. Benson was SSR Mining Inc.’s President and
Chief Executive Officer and a member of its board of directors. He brings more than 30 years of experience in various technical and business capacities. Mr. Benson was CEO and
Managing Director of Troy Resources Limited and for 20 years prior he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto and
Renison Goldfields.
Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor
of Engineering in Mining, both from the University of Sydney. He also earned a Graduate
Diploma in Applied Finance and Investment from the Securities Institute of Australia and a
Masters of Science (Distinction) in Management from the London Business School.

2024 Meeting Attendance			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$282,081

Audit and Risk Committee	4 of 4	100%	Grant value of DUs	$83,450

Remuneration, People and Culture Committee	4 of 4	100%	Grant value DUs as % of total compensation	29.6%

Sustainability Committee	4 of 4	100%

Governance and Nominations Committee (Chair)	4 of 4	100%

Technical Committee	4 of 4	100%

Note: Mr. Benson was appointed as Chair of the Governance and Nominations Committee on June 6, 2024.

2024 Director Voting Results

% voted for	81.1%

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	136,900	196,504	333,404	$1,098,491
Share Ownership Guidelines		3 Times Annual Base Fee ($435,000) – Achieved

Other Public Company Directorships During the Last Five Years

SSR Mining Inc. (08/2015 to 09/2020)		Director, President and Chief Executive Officer

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Ian M. Reid

	Age: 69 Edmonton, Alberta, Canada Independent Director Since: 2018 Current Occupation: Non-Executive Director
Areas of Expertise:
•Executive Leadership
•Strategy
•Health, Safety, Environment &
•Sustainability
•Capital Management
•Human Resources & Executive
•Compensation
•Governance and Risk Management
•International
•Business Development

Mr. Ian M. Reid joined the OceanaGold Board in 2018 as a Non-Executive Director and held the position of Chairman from June 2019 until September 2021. Mr. Reid is Chair of the
Sustainability Committee.
An experienced leader, he brings to the role more than 30 years of experience in managing the successful growth and operations of major multinational companies. As a senior executive of Finning International Inc., Caterpillar Inc.’s largest equipment dealer globally,
Mr. Reid has extensive experience in servicing and supporting mines and other heavy civil operations in Canada, the United Kingdom and South America. He participated in
Caterpillar Inc.’s Global Mining Strategy Council along with the other top ten mining dealers worldwide until his retirement in 2008. Mr. Reid has extensive experience serving as an independent director for numerous public and privately held corporations in a variety of industries, including construction (civil and commercial), energy services, consulting engineering, commercial and retail tire, mining and financial services.
Mr. Reid received a Bachelor of Commerce from the University of Saskatchewan and has completed the Advanced Management Program at Harvard. He supports many charities and has been awarded the Alberta Centennial Medal “for outstanding service” to the people and province of Alberta.

2024 Meeting Attendance			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$193,801

Sustainability Committee (Chair)	4 of 4	100%	Grant value of DUs	$84,358

Governance and Nominations Committee	4 of 4	100%	Grant value DUs as % of total compensation	43.5%

Technical Committee	2 of 2	100%

Audit and Risk Committee	2 of 2	100%

Director Profiles
Note: Mr. Reid. stepped off the Technical Committee and was appointed as a member of the Audit and Risk Committee on June 6, 2024.

2024 Director Voting Results

% voted for	70.3%

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	224,000	242,160	466,160	$1,535,892
Share Ownership Guidelines		3 Times Annual Base Fee ($240,000) – Achieved

Other Public Company Directorships During the Last Five Years

Canadian Western Bank (03/2011 to 02/2025)		Director
Stuart Olson Inc. (05/2007 to 01/2020)		Director

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Craig J. Nelsen

	Age: 73 Centennial, Colorado, USA Independent Director Since: 2019 Current Occupation: Non-Executive Director		Areas of Expertise: •Executive Leadership •Human Resources & Executive Compensation •Exploration and Resource/Reserve Development •Mergers & Acquisitions •Business Development •International •Strategy •Mining

Mr. Craig J. Nelsen was appointed a Non-Executive Director of OceanaGold in February
2019 and is Chair of the Remuneration, People and Culture Committee and a geologist with over 40 years of experience in the mining business.
Mr. Nelsen was founder, CEO, Chair and Director of Avanti Mining. Formerly, he was
Executive Vice President, Exploration of Gold Fields Limited, founder, Chief Executive
Officer and Chair of the former Metallica Resources (now New Gold) and has also held a variety of strategic positions at Lac Minerals Ltd, culminating in Executive Vice President
Exploration. Mr. Nelsen currently serves as a Non-Executive Chair and Director of ATEX
Resources Inc.
Mr. Nelsen holds a M.S. degree in geology from the University of New Mexico and a B.A. in geology from the University of Montana.

2024 Meeting Attendance			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$201,084

Remuneration, People and Culture Committee (Chair)	4 of 4	100%	Grant value of DUs	$83,852

Sustainability Committee	4 of 4	100%	Grant value DUs as % of total compensation	41.7%

Technical Committee	4 of 4	100%

Director Profiles

2024 Director Voting Results

% voted for	96.7%

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	253,000	216,689	469,689	$1,547,519
Share Ownership Guidelines		3 Times Annual Base Fee ($240,000) – Achieved

Other Public Company Directorships During the Last Five Years

ATEX Resources Inc. (01/2021 to current)		Chairman
Golden Star Resources Ltd. (05/2011 to 01/2022)		Director

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Sandra M. Dodds

	Age: 63 Melbourne, Victoria, Australia Independent Director Since: 2020 Current Occupation: Non-Executive Director		Areas of Expertise: •Executive Leadership •Strategy •Health, Safety, Environment & Sustainability •Financial •Business Development •Capital Management •Governance and Risk Management •Project Development

Ms. Sandra M. Dodds was appointed a Non-Executive Director of OceanaGold in November 2020 and is the Chair of the Audit and Risk Committee.
Ms. Dodds brings to the role over 25 years of operational and financial experience as an executive responsible for the strategy, operations and performance for multiple business units across Australia, New Zealand and
Asia. Prior to her role as CEO Infrastructure at Broadspectrum, Ms. Dodds spent ten years at Downer EDI Limited in several executive roles, including as
CFO for Downer Works Global, Executive General Manager Operations and
CEO of Downer Asia. Ms. Dodds is currently a Non-Executive Director at Snowy
Hydro Limited, Beca Group Limited and Contact Energy Limited. Ms. Dodds has
served on several boards since 2014 as Chair of TW Power Services Limited, a
Director of MACA Limited, Infrastructure Partnerships Australia and Sydney
Harbour Ferries Limited.
Ms. Dodds received her Bachelor of Commerce from the University of Otago in
New Zealand. She is a Fellow for the New Zealand Institute of Chartered
Accountants Australia and New Zealand and is a Graduate of the Australian
Institute of Company Directors.

2024 Meeting Attendance			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$215,034

Audit and Risk Committee (Chair)	4 of 4	100%	Grant value of DUs	$83,952

Remuneration, People and Culture Committee	4 of 4	100%	Grant value DUs as % of total compensation	39.0%

Governance and Nominations Committee	4 of 4	100%

2024 Director Voting Results

% voted for		84.1%

Director Profiles

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	15,000	221,748	236,748	$780,031

Share Ownership Guidelines		3 Times Annual Base Fee ($240,000) – Achieved

Other Public Company Directorships During the Last Five Years

Fletcher Building Limited (09/2023 to current)		Director

Contact Energy Limited (09/2021 to current)		Director

MACA Limited (10/2020 to 09/2021)		Director

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Director Profiles

Alan N. Pangbourne

	Age: 64 Vancouver, British Columbia, Canada Independent Director Since: 2022 Current Occupation: Non-Executive Director		Areas of Expertise: •Executive Leadership •International •Health, Safety, Environment & Sustainability •Mining •Project Development •Technology & Innovation

Mr. Alan N. Pangbourne was appointed a Non-Executive Director of OceanaGold in
October 2022 and is the Chair of the Technical Committee.
Mr. Pangbourne has over 35 years of experience in global mining operations and most recently was the President and CEO of Guyana Goldfields Inc. through to its sale to
Zijin Mining Group Co., Ltd. in August 2020. Previously, Mr. Pangbourne was Chief
Operating Officer of SSR Mining Inc., Vice President Projects South America for
Kinross Gold Corporation, and held increasingly senior roles at BHP Billiton Ltd., including President and Chief Operating Officer of Nickel Americas, Projects Director
for BHP’s Uranium Division, which includes the Olympic Dam Expansion, and Project
Manager for BHP’s Spence copper project in Chile. He was also General Manager at an engineering company that specialized in gold heap leach and carbon-in-pulp plants.
Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and
a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.

2024 Meeting Attendance*			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$194,570

Audit and Risk Committee	4 of 4	100%	Grant value of DUs	$82,640

Sustainability Committee	4 of 4	100%	Grant value DUs as % of total compensation	42.5%

Technical Committee (Chair)	4 of 4	100%

2024 Director Voting Results

% voted for		96.6%

Director Profiles

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	6,800	155,754	162,554	$535,579

Share Ownership Guidelines		3 Times Annual Base Fee ($240,000) – Achieved

Other Public Company Directorships During the Last Five Years

Chesapeake Gold Corp. (01/2021 to current)		Director

TMAC Resources Inc. (09/2020 to 02/2021)		Director

Guyana Goldfields Inc. (05/2019 to 08/2020)		Chief Executive Officer

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Linda M. Broughton

	Age: 63 Vancouver, British Columbia, Canada Independent Director Since: 2023 Current Occupation: Non-Executive Director		Areas of Expertise: •Mining •Health, Safety, Environment & Sustainability •Government Relations and Regulatory Policies •International

Ms. Linda Broughton was appointed a Non-Executive Director of OceanaGold in April
2023.
Ms. Broughton is an experienced mining executive with over 35 years of experience in both corporate and operations roles throughout North and South America. She specializes in environmental geochemistry, water and tailings management, mine reclamation and closure, as well as risk management. Ms. Broughton was the Vice
President Technical Services for Alexco Resource Corp., where she was responsible for the reclamation of an historical mining district in northern Canada. She also managed mine development and closure projects through design, permitting and implementation. Before that, she held various senior environmental and engineering roles with BHP Closed Sites, BHP Base Metals, SRK (UK and Canada), Compania
Mineral Antamina Peru, as well as independent consulting roles. Ms. Broughton participates in industry technical and research organizations and is on independent technical review boards.
Ms. Broughton holds a Bachelor of Science (Mining Engineering) from Queen’s
University and a Master of Applied Science from the University of British Columbia.
She is also a graduate of the ICD-Rotman Directors Education Program in Canada.

2024 Meeting Attendance			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$177,193

Sustainability Committee	4 of 4	100%	Grant value of DUs	$81,679

Technical Committee	4 of 4	100%	Grant value DUs as % of total compensation	46.1%

Remuneration, People and Culture Committee	2 of 2	100%
Note: Ms. Broughton was appointed as a member of the Remuneration, People and Culture Committee on June 6, 2024.

2024 Director Voting Results

% voted for		96.7%

Director Profiles

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	0	107,452	107,452	$354,030

Share Ownership Guidelines		3 Times Annual Base Fee ($240,000) – Achieved

Other Public Company Directorships During the Last Five Years

Alexco Resource Corp./Hecla Mining Company (11/2014 to 06/2023)		Vice President Technical Services

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Stefanie E. Loader

	Age: 52 Orange, New South Wales, Australia Independent Director Since: 2025 Current Occupation: Non-Executive Director	Areas of Expertise: •Executive Leadership •Mining •International •Strategy •Health, Safety, Environment & Sustainability •Project Development

Ms. Stefanie Loader was appointed a Non-Executive Director of OceanaGold in February 2025.
Ms. Loader is a highly accomplished geologist and mining executive with a trackrecord in successful mining operations, mineral exploration, project and studies management, and multinational corporate strategy. She also has
Board experience as the Chair of a Health, Safety, Environment and
Community Committee and of a Nominations and Remuneration Committee.
Ms. Loader’s experience covers a wide range of commodities and regions including copper and gold in Australia, Laos, Chile and Peru, and diamonds in
Canada and India. She held the role of Managing Director of Northparkes copper and gold mine for CMOC International and Rio Tinto from 2012 to
2017. She was the Chair for the New South Wales Minerals Council from 2015 to 2017. She has also served in the office of the CEO for Rio Tinto, supporting the Executive Committee, and as an Exploration Executive.
In 2013, Ms. Loader was recognized as one of the Australian Financial
Review’s 100 Women of Influence and was the winner of the 2024 Outstanding
Contribution to NSW Mining Award.
Ms. Loader holds a Bachelor of Science in Geology with Honours from
University of Western Australia and a Graduate Certificate in Applied Statistics
from Murdoch University, Australia.

2024 Meeting Attendance		2024 Compensation

N/A		Total compensation	N/A

		Grant value of DUs	N/A

		DUs as % of total compensation	N/A

Note: Ms. Loader was appointed to the Board on February 20, 2025.

2024 Director Voting Results

% voted for	N/A

Director Profiles

	Number of Shares	Number of DUs	Total Holding (#)	Market Value of Total Holding

Share Ownership (as of April 1, 2025)	0	36,662	36,662	$120,793

Share Ownership Guidelines	3 Times Annual Base Fee ($240,000) – On target (5 years to achieve)

Other Public Company Directorships During the Last Five Years

Sunrise Energy Metals Limited (06/2017 to current)		Director

Clean TeQ Water Ltd (07/2021 to 03/2022)		Director

St Barbara Ltd (11/2018 to 06/2024)		Director

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Gerard M. Bond

	Age: 57 Vancouver, British Columbia, Canada Director Since: 2022 Current Occupation: President and Chief Executive Officer
Areas of Expertise:
•Executive leadership
•Strategy
•International
•Financial
•Capital Management
•Mining
•Governance and Risk Management
•Government Relations and Regulatory
Policies
•Human Resources and Executive
Compensation
•Health, Safety, Environment & Sustainability
•Business Development

Mr. Gerard M. Bond is an experienced and accomplished executive in the global resources and finance industry. He was appointed as Executive Director and
President & Chief Executive Officer of OceanaGold in April 2022.
Mr. Bond’s commodities experience includes gold, copper, nickel and aluminium.
He has an extensive background in corporate finance, mergers and acquisitions, treasury, and human resources, and has held numerous senior executive roles across North America, Europe and Australia. He has a proven track record of driving performance and delivering on business potential. Prior to his appointment at OceanaGold, Mr. Bond was the Finance Director and Chief Financial Officer at
Newcrest Mining Limited for ten years, from January 2012 to January 2022. Before joining Newcrest, he was at BHP where, over his 14 years there, he held various senior executive roles in mergers and acquisitions, treasury, as Deputy CFO of the aluminium business, CFO and then Acting President of the nickel business, and finally as BHP’s Head of Group Human Resources. Prior to joining BHP, he worked in corporate finance for Coopers & Lybrand.
Mr. Bond holds a Bachelor of Commerce from the University of Melbourne and completed a Graduate Diploma in Applied Finance and Investment from the
Securities Institute of Australia

2024 Meeting Attendance			2024 Compensation

Board of Directors	6 of 6	100%	Total compensation	$4,033,476

			Value of Rights award	$2,699,622

			Rights as % of total compensation	66.9%

2024 Director Voting Results

% voted for		99.8%

Director Profiles

	Number of OceanaGold Shares	50% of PSR Holding (#)	Total Holding (#)	Total Market Value

Share Ownership (as of April 1, 2025)	1,169,417	929,775	2,099,192	$6,916,362

Share Ownership Guidelines		4 Times Annual Base Salary – Achieved

Other Public Company Directorships During the Last Five Years

Newcrest Mining Limited (02/2012 to 12/2022)		Finance Director and Chief Financial Officer

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

3. DIRECTORS’ COMPENSATION

Directors’ Compensation

WHERE TO FIND IT

Non-Executive Directors’ Compensation ................................................	31

Non-Equity (Cash Based) Schemes for Non-Executive Directors ......	33

Outstanding Share-Based Awards and Option-Based Awards ...........	34

Share Ownership Policy ............................................................................	35

Securities Held by Directors and Executive Officers .............................	36
Non-Executive Directors’ Compensation
Our Non-Executive Directors’ compensation program is designed primarily to attract and retain talented individuals who have the requisite skills, knowledge and experience to discharge the duties expected of an individual acting in this capacity. The program is designed to:
(a)compensate directors to reflect the time commitment and responsibilities of the role;
(b)align the interests of directors with the interests of Shareholders; and
(c)minimize the likelihood of short-term tenures and high turnover of directors.
The compensation paid to each Non-Executive Director is comprised of an Annual Fixed Cash Fee for service as a
Board and committee member. In addition to the Annual Fixed Cash fee, Non-Executive Directors receive an Annual
Deferred Unit Award and a one-time award on commencement with the Company.

Board / Committee	Capacity	Annual Compensation
Annual Fixed Cash Fee
Board of Directors	Chair of the Board	$145,000
	Non-Executive Director	$80,000

Audit and Risk Committee	Chair	$22,000
	Member	$8,000

Sustainability Committee	Chair	$15,000
	Member	$8,000

Remuneration, People and Culture Committee	Chair	$16,500
	Member	$8,000

Governance and Nominations Committee	Chair	$12,000
	Member	$7,000

Technical Committee	Chair	$16,500
	Member	$8,000
Deferred Unit Award
Deferred Unit Plan – Commencement	Non-Executive Director	$100,000

Deferred Unit Plan – Annual	Non-Executive Director	$80,000

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Non-Executive Directors do not receive additional fees for attending Board or committee meetings. If travel exceeding

Directors’ Compensation
12 hours by air is required for a Company Board or committee meeting, Non-Executive Directors receive a fixed
$5,000 travel allowance. Occasionally, for transactions or other significant corporate matters when a special Board committee is formed, members might receive a committee fee. None of the compensation for Non-Executive
Directors includes option-based remuneration.
Non-Executive Directors’ Compensation Table
The following table sets out the amount of compensation provided to the Non-Executive Directors during the financial year ended December 31, 2024. As a Named Executive Officer, Gerard Bond does not and will not receive compensation for his service as a director and his compensation information is presented in the executive compensation disclosures below.

Name	Fees ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan comp. ($)	Pension value ($)	All other comp.(2) ($)	Total comp.(3) ($)
Paul Benson	170,979	83,450	-	-	12,946	14,706	282,081
Ian M. Reid	106,489	84,358	-	-	2,954	-	193,801
Craig J. Nelsen	112,500	83,852	-	-	-	4,732	201,084
Catherine A. Gignac(4)	50,797	41,961	-	-	2,981	-	95,739
Sandra M. Dodds	104,266	83,952	-	-	12,269	14,547	215,034
Alan N. Pangbourne	108,976	82,640	-	-	2,954	-	194,570
Linda M. Broughton	92,560	81,679	-	-	2,954	-	177,193
Totals	746,567	541,892			37,058	33,985	1,359,502
Notes:
(1)All share-based awards represent DUs granted under the Company’s Non-Employee Directors Deferred Unit Plan (the Deferred Unit Plan) to each Non-Executive
Director during the year, including sign-on and additional DUs granted to the Non-Executive Director holders of DUs reflecting cash dividends paid on Common Shares.
Values are determined based on the fair value of each DU award on the respective grant date.
(2)Fees include compensation for travel.
(3)The above calculation uses actual average exchange rates for the relevant quarterly periods in compliance with accounting rules with the exception of share-based awards.
(4)Ms. Gignac did not stand for re-election as a Non-Executive Director and retired at the end of the Company’s annual general and special meeting in June 2024.
Grants under the Deferred Unit Plan in 2024
In 2024, Non-Executive Directors received $80,000 each in DUs under the Deferred Unit Plan plus additional units related to dividends paid, totalling $541,892 in grant date market value. This represents the deferred component of the Company’s remuneration of its Non-Executive Directors. The DUs granted on a quarterly basis and are based on the TSX closing price on the second trading day of each quarter. Whenever cash dividends are paid on the Common
Shares, additional DUs are credited to each Non-Executive Director holder of DUs.
A summary of the DUs granted to Non-Executive Directors during the financial year ended December 31, 2024 is provided below, with the Deferred Unit Plan’s details under the section entitled “Directors’ Compensation – Non-
Equity (Cash Based) Schemes for Non-Executive Directors”.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Non-Executive Director	Market Value of Grant ($)	Resulting Number of DUs Granted

Paul Benson	83,450	36,627
Ian M. Reid	84,358	36,966
Craig J. Nelsen	83,852	36,777

Directors’ Compensation

Non-Executive Director	Market Value of Grant ($)	Resulting Number of DUs Granted

Catherine A. Gignac(1)	41,961	20,560
Sandra M. Dodds	83,952	36,814
Alan N. Pangbourne	82,640	36,324
Linda M. Broughton	81,679	35,966
Totals	541,892	240,034
Note:
(1)Ms. Gignac did not stand for re-election as a Non-Executive Director and retired at the end of the Company’s annual general and special meeting in June 2024.
Non-Equity (Cash Based) Schemes for Non-Executive Directors
Deferred Unit Plan
In early 2016, the Company introduced the cash-based Deferred Unit Plan for Non-Executive Directors following a review of Board compensation by the independent consultant, Mercer. The Deferred Unit Plan provides that participants are issued DUs that are economically equivalent to owning Common Shares. Each DU has an initial value equal to the value of a Common Share at the time of grant. No equity in the Company is issued pursuant to the cash-based Deferred Unit Plan. Given Shareholder approval of cash-based incentive plans is not required pursuant to the listing rules of the TSX, the Deferred Unit Plan was formally adopted by the Company in February
2016 and reviewed in February 2021 in order to better align the Company’s compensation practices with standards expected by its North American Shareholders. The terms of the cash-based Deferred Unit Plan are summarized below in this section.
Pursuant to the Deferred Unit Plan rules, the Remuneration, People and Culture Committee oversees the administration of the Deferred Unit Plan and is responsible for making periodic recommendations to the Board as to the grant of DUs. DUs shall be granted by the Board in its sole discretion.
Designated Participants
Pursuant to the Deferred Unit Plan, the Board may grant DUs to Non-Executive Directors of the Company as part of the total compensation package for their services to the Company.
Grant
The Board will determine the date on which DUs are to be granted, the number of DUs to be granted and such other terms and conditions of all DUs covered by any grant.
The Board currently grants DUs on an annual basis to each of the Non-Executive Directors pursuant to the Deferred
Unit Plan. During 2024, DUs totalling $80,000 in value were granted over four instalments to each of the Non-
Executive Directors based on the TSX closing price on the second trading day of each quarter.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Grant Limit

Directors’ Compensation
The aggregate number of DUs that may be granted and remain outstanding under the Deferred Unit Plan shall not, when taken together with Common Shares reserved for issuance pursuant to all of the Company’s security-based compensation arrangements then either in effect or proposed, at any time be in such number as to result in the aggregate number of DUs and Common Shares issuable or reserved for issuance to participants at any time exceeding 1% of the issued and outstanding Common Shares.
Dividends
Whenever cash dividends are paid on the Common Shares, additional DUs will be credited to the Non-Executive
Director holders of DUs, calculated by dividing the total cash dividends that would have been paid by the market value on the trading day immediately after the Record Date for the dividend, rounded down to the next whole number of DUs.
Redemption and Payment of Deferred Units
DUs will be redeemable and the value thereof payable upon the Non-Executive Director ceasing to be a member of the Board for any reason such as resignation, retirement, loss of office, death or incapacity (Triggering Date). The
DUs will automatically redeem on the Triggering Date and the Company will make a cash payment equal to the market value of such DUs as of the Triggering Date.
Amendment and Termination
The Board may suspend or terminate the Deferred Unit Plan at any time. The Board may also amend, modify or terminate any outstanding DUs, including, but not limited to, substituting another award of the same or of a different type or changing the date of redemption; provided, however, the holder’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the holder or is specifically permitted by the Deferred Unit Plan.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out all compensation plan option-based awards and share-based awards outstanding as at
December 31, 2024, for each Director, excluding Mr. Bond who is included in the NEO disclosures below:

Name	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unvested in- the- money options ($)	Number of DUs that have not vested(1)	Market or payout value of DUs that have not vested(1)(2) ($)	Market or payout value of vested DUs not paid out or distributed(1) ($)

Paul Benson	-	-	-	-	189,337	523,819	-
Ian M. Reid	-	-	-	-	234,993	650,131	-
Craig J. Nelsen	-	-	-	-	209,522	579,663	-
Catherine A. Gignac(3)	-	-	-	-	-	-	-
Sandra M. Dodds	-	-	-	-	214,581	593,659	-
Alan N. Pangbourne	-	-	-	-	148,587	411,080	-
Linda M. Broughton	-	-	-	-	100,285	277,448	-
Notes:
(1)Upon grant, DUs are immediately credited to each Non-Executive Director’s account; however, DUs are redeemed and paid only upon the Triggering Date, which is determined to be vesting of the DUs for the purposes of this table.
(2)The above calculation uses the closing exchange rate and the Company’s closing price on the TSX on December 31, 2024.
(3)Ms. Gignac did not stand for re-election as a Non-Executive Director and retired at the end of the Company’s annual general and special meeting in June 2024.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Share-Based Awards and Option-Based Awards – Value Vested or Earned During the Year

Directors’ Compensation
The following table discloses the share-based awards and option-based awards which have vested or been earned during the most recently completed financial year for each Director, excluding Gerard Bond who is included in the
NEO disclosures below:

Name	Share-based awards Value vested during the year(1) ($)	Option- based awards Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Benson	-	-	-
Ian M. Reid	-	-	-
Craig J. Nelsen	-	-	-
Catherine A. Gignac(2)	438,705	-	-
Sandra M. Dodds	-	-	-
Alan N. Pangbourne	-	-	-
Linda M. Broughton	-	-	-
Note:
(1)Upon grant, DUs are immediately credited to each Non-Executive Director’s account; however, DUs are redeemed and paid only upon the Triggering Date, which is determined to be vesting of the DUs for the purposes of this table.
(2)Ms. Gignac did not stand for re-election as a Non-Executive Director and retired at the end of the Company’s annual general and special meeting in June 2024, and her
DUs were redeemed and paid upon such Triggering Date. Ms. Gignac was the only Non-Executive Director who ceased membership on the Board during 2024.
Share Ownership Policy
In December 2019, the Board adopted the Share Ownership Policy requiring Non-Executive Directors to attain and maintain target share ownership levels which are expressed as a multiple of current annual base fees. The policy was last reviewed in September 2023 with no material changes being made. The target ownership level for Non-Executive
Directors is three times annual base fees.
Ownership value can be achieved by Non-Executive Directors through:
(a)Common Shares owned directly or indirectly by the Non-Executive Director; and
(b)DUs awarded under the Deferred Unit Plan, the value of which is calculated with reference to the
Company’s share price.
An aggregate of 50% of the value of the target ownership level must be met in Common Shares or DUs. Non-
Executive Directors must achieve their target ownership levels (other than the requirement that 50% of the target ownership value be in Common Shares or DUs) within five years of becoming subject to the Share Ownership Policy.
If a Non-Executive Director’s ownership requirement is increased or if a Non-Executive Directors receives a raise in his or her annual base fee, leading to an increase in the ownership requirement, the Non-Executive Director will have five years from the date of such increase to achieve the incremental share ownership. These holding requirements will continue to apply until the target ownership level is attained.
The CEO and the Governance and Nominations Committee will review ownership levels of the Non-Executive
Directors on a periodic basis.
The share ownership values will be calculated as the greater of the cost/acquisition value and market value of the
Common Shares, which is a similar practice adopted by the Company’s peers.
Current ownership levels to meet the Share Ownership Policy for the CEO and each Non-Executive Director who is seeking election as of April 1, 2025, are shown in the table below:

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Name	Min. Holding Requirement	Value of Actual Holdings(1) ($)

	($)	Higher of Cost Value or Market Value of DUs/PSRs(2)	Market Value of Shares	Totals	Minimum Holding Met?	Remaining Time to Meet Requirement

Paul Benson	435,000	647,436	451,055	1,098,491	Yes	Achieved
Ian M. Reid	240,000	797,862	738,029	1,535,892	Yes	Achieved
Craig J. Nelsen	240,000	713,941	833,578	1,547,519	Yes	Achieved
Sandra M. Dodds	240,000	730,610	49,422	780,031	Yes	Achieved
Alan N. Pangbourne	240,000	513,174	22,404	535,579	Yes	Achieved
Linda M. Broughton	240,000	354,030	-	354,030	Yes	Achieved
Stefanie E. Loader(3)	240,000	120,793	-	120,793	On target	5 years
Gerard M. Bond	2,706,176	3,063,397	3,852,965	6,916,362	Yes	Achieved

Directors’ Compensation
Notes:
(1)Actual ownership is the aggregate of: (a) all Common Shares held by a Non-Executive Director; (b) all DUs held by a Non-Executive Director; and (c) 50% of Performance
Rights held by the CEO. The value of Common Shares, DUs and Performance Rights used in the calculation of actual holdings is based on the higher of: (a) cost value at time of grant/acquisition; and (b) market value as at April 1, 2025, which is based on the Company’s closing price on the TSX.
(2)DUs were granted to Non-Executive Directors only. Mr. Bond receives Performance Rights pursuant to his role as CEO but receives no additional remuneration for his role as Executive Director.
(3)Ms. Loader was appointed to the Board on February 20, 2025.
Note that an individual director’s or executive’s share ownership level is affected by the Company’s Securities Trading
Policy, which prohibits directors and executives from trading Company securities during specified blackout periods, as well as at any time they are in possession of material information that is not generally available to the public and which is reasonably expected to have a material effect on the market price of the Company’s securities. In this regard, the directors were subject to trading blackout for 210 calendar days out of a total of 456 calendar days between
January 1, 2024, and April 1, 2025.
Securities Held by Directors and Executive Officers
As of the date of this Circular, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 2,470,587 Common Shares, representing approximately
0.35% of the issued and outstanding Common Shares as of the date hereof.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

4. EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Additional Information

WHERE TO FIND IT

Introduction .............................................................................................	37

Compensation Philosophy ....................................................................	38

Pay Risk Assessment ............................................................................	39

Compensation Governance ..................................................................	40

Components of Compensation ............................................................	42

Short Term Incentive Plan Summary ..................................................	44

Long Term Incentive Plan Summary ...................................................	44

2024 NEO Compensation Details .......................................................	49

Summary Compensation Table ............................................................	53

Incentive Plan Awards (NEOs) .............................................................	54

Employment Agreements – Termination and Change of Control Benefits ....................................................................................................	54

Pension Plan Benefits ...........................................................................	56

Introduction
This section describes the Company’s approach to executive compensation by outlining the processes and decisions supporting the determination of the amounts which the Company paid to its CEO, CFO and its three (3) other NEOs during the financial year ended December 31, 2024. While this discussion relates to the NEOs, the other Executive
Leadership Team members who report directly to the CEO participate in the same plans and are subject to a similar process.
For a profile of each member of the Executive Leadership Team, please refer to the Company’s Annual Information
Form dated March 31, 2025, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in the Investor Centre section of the Company’s website.
The NEOs for the financial year ended December 31, 2024 were:
1.Gerard Bond, President and Chief Executive Officer;
2.Marius van Niekerk, Executive Vice President and Chief Financial Officer;
3.Peter Sharpe, Executive Vice President, Chief Operating Officer Asia-Pacific;
4.David Londoño, Executive Vice President, Chief Operating Officer Americas; and
5.Michelle Du Plessis, Executive Vice President, Chief People and Technology Officer.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Compensation Philosophy

Additional Information
OceanaGold’s Purpose is mining gold for a better future, and its Vision is to be a company people trust, want to work and partner with, supply and invest in, to create value. The Remuneration, People and Culture Committee is responsible for reviewing and recommending to the Board compensation policies, programs, resulting compensation levels and incentive award outcomes consistent with the Company’s Purpose and Values.
The pillars of the Company’s organizational compensation philosophy are:
1.Performance Oriented: The Company applies a pay-for-performance philosophy and rewards its workforce for contributing to and achieving defined goals, targets and exceptional results in service of the corporate objective of increasing and sustaining a higher value of Common Shares.
2.Strategy and Culture Focused: The Company aligns its compensation practices with its Vision, Values,
Strategy and Success Ingredients, with a primary aim of incentivizing team and individual performance and behaviours in a manner consistent with the Company’s target leadership behaviours and culture.
3.Market Competitive: The Company strives to attract and retain high calibre talent by offering market competitive remuneration across the jurisdictions in which it operates and apply pay equity measures in its analysis and decision making. The Company focuses on offering a competitive base salary based on the accountabilities and responsibilities of the role and commensurate with market salaries. The Company also strives to reward each employee’s contribution and achievement through variable pay, additional accountability and subsequent remuneration adjustments, to retain and promote advancement opportunities.
4.Fiscally Responsible: The Company is financially prudent and its compensation is commensurate with the financial performance of the Company and its capacity to pay, at any given time.
5.Responsibly Aligned: The Company ensures its compensation programs, structure and decisions are made with shareholder and other stakeholder interests in mind and reflect regulatory adherence and guidance in reward programs. The Company reinforces its business culture based on ethical standards supported by its Code of Conduct and addresses any inappropriate behaviour through consequence management, variable pay and clawback potential.

What We Do
✓	We pay for performance	✓	We maintain a robust clawback policy
✓	We regularly review compensation against the external market	✓	We conduct an annual Say-on-Pay advisory vote
✓	We promote retention with equity awards that vest over three years	✓	We have an anti-share-price-hedging policy and an insider trading policy
✓	We design our compensation plans to attract and retain critical skills and mitigate undue risk-taking	✓	We have director and executive officer share ownership guidelines
✓	We monitor post-employment obligations for executive leavers	✓	We have an independent Remuneration, People and Culture Committee, with all members being independent directors
What We Do Not Do
✓	We do not guarantee incentive compensation	✓	We do not grant options
✓	We do not offer excessive pension and benefits	✓	We do not provide incentive payouts if performance is below threshold level

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Pay for Performance Alignment

Additional Information
The table below provides an analysis for all companies that comprise the Company’s peer group (Peer Group), as set forth in the section entitled “Executive Compensation Discussion and Analysis – 2024 NEO Compensation Details
– 3. Long-Term Incentive – Performance Rights Grants – Vesting & Peer Group Information” in this Circular. The table compares relative performance based on relative TSR (rTSR) against LTI compensation for CEOs and executives during the three-year award cycle period of 2022 to 2024, the most recent period for which compensation and performance data of the Peer Group was available at the time of the analysis.

	2022 Pert. Rights (as of December 31, 2024)
Company	1/1/2022- 12/31/2024	% Rank	Rank
Lundin Gold Inc.	263.1%	100.0%	1
Alamos Gold Inc.	188.9%	94.1%	2
Torex Gold Resources Inc.	117.2%	88.2%	3
Kinross Gold Corporation	104.1%	82.3%	4
OceanaGold Corporation	97.8%	76.4%	5
IAMGOLD Corporation	93.9%	70.5%	6
Dundee Precious Metals Inc.	86.7%	64.7%	7
Northern Star Resources Limited	84.5%	58.8%	8
Regis Resources Limited	42.6%	52.9%	9
Evolution Mining Limited	29.4%	47.0%	10
Coeur Mining. Inc.	24.9%	41.1%	11
Endeavour Mining plc	9.3%	35.2%	12
Resolute Mining Limited	8.6%	29.4%	13
Centerra Gold Inc.	-4.0%	23.5%	14
McEwen Mining Inc.	-6.6%	17.6%	15
B2Gold Corp.	-12.1%	11.7%	16
NovaGold Resources Inc.	-43.9%	5.8%	17
SSR Mining Inc.	-54.5%	Lowest	18
This table illustrates the strong alignment of the Company’s CEO’s and Executive Leadership Team’s LTI
compensation and the Company’s composite financial performance over the three-year award cycle period to
December 31, 2024 relative to the Peer Group.
Please also see the section entitled “Additional Information – Performance of Common Shares – Total Return Index
Value” in this Circular, which illustrates the yearly change in the cumulative TSR on $100 invested in the Common
Shares from January 1, 2020 to December 31, 2024, assuming the reinvestment of all dividends, relative to the cumulative total return on the S&P/TSX Composite Index, as well as the VanEck Vectors Gold Miners ETF, the
VanEck Vectors Junior Gold Miners ETF and Toronto Global Gold Index.
Pay Risk Assessment
The Remuneration, People and Culture Committee considers the implications of the risks associated with the
Company’s compensation policies and practices. As part of its role in overseeing the risk associated with executive compensation, the Remuneration, People and Culture Committee reviews the Company’s compensation programs to ensure alignment with its pay philosophy and strategy, while encouraging behaviours that drive sustainable long-term performance, yet discouraging excessive risk taking. Risks related to compensation matters are also independently reviewed annually by Meridian on behalf of the Remuneration, People and Culture Committee.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Compensation Governance

Additional Information
The Board of Directors
The Board makes final decisions regarding executive compensation and is responsible for:
(a)reviewing and approving the remuneration of the CEO and the Executive Leadership Team;
(b)determining the remuneration of the Non-Executive Directors; and
(c)approving executive incentive plans.
The Board makes these decisions after receiving and considering the advice and recommendations from the
Remuneration, People and Culture Committee. The Executive Vice President, Chief People and Technology Officer,
along with the Company Secretary, are then responsible for formalizing the allocation of any incentive grants.
The Remuneration, People and Culture Committee
The role of the Remuneration, People and Culture Committee is to review and make recommendations to the Board in respect of remuneration matters, including:
(a)executive remuneration and incentive framework;
(b)executive cash and equity-based incentive plans;
(c)remuneration of Non-Executive Directors;
(d)recruitment, retention, performance measurement and termination policies and procedures for executive
Management; and
(e)human resources strategy, policies and organizational culture.
The Remuneration, People and Culture Committee is responsible for reviewing and recommending to the Board remuneration of the Executive Leadership Team (including the CEO’s compensation package). Each year, the
Remuneration, People and Culture Committee undertakes an annual review on executive remuneration and considers the advice from independent advisors (Meridian) and the business performance reported by Management.
In 2024, executive pay market assessments for Australia, U.S. and Canada were obtained from Meridian and Mercer.
Through the Board-appointed independent consultant Meridian, analysis of Executive Leadership Team compensation against the market and the Company’s 2024 compensation peer group was provided to the
Remuneration, People and Culture Committee.
Each of the members of the Remuneration, People and Culture Committee have direct experience on executive compensation enabling them to make decisions on the appropriateness of the Company’s compensation policies and practices. For further information regarding the Remuneration, People and Culture Committee, including its composition as of the date of this Circular, please see the section entitled “Corporate Governance Statement – Board
Committees – Remuneration, People and Culture Committee” in this Circular.
The Executive Leadership Team
The Executive Leadership Team briefs the Remuneration, People and Culture Committee as well as the Board on business performance, which enables the Remuneration, People and Culture Committee and Board to review and determine Management performance and consider the appropriateness of at-risk reward in line with the Company’s pay-for-performance reward philosophy.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

The CEO makes recommendations to the Remuneration, People and Culture Committee annually or on

Additional Information
commencement of employment, for the grant or otherwise of equity incentives to individual executives, having regard to overall Company performance and staff retention strategies. The quantum of any grant is determined by reference to an executive’s position, market value and what comparable roles in peer companies are estimated to receive. The
CEO does not approve his own compensation package. The Remuneration, People and Culture Committee then considers such recommendations and, in exercising its discretion, awards grants to elected individuals. The
Company’s People and Culture team is then responsible for formalizing the allocation of such grants. Previous grants of equity-based awards are not necessarily applied when considering new grants.
Hedging Prohibition
The Company’s Securities Trading Policy prohibits the use of hedging and other derivative instruments in relation to the Company's securities with the intention of limiting exposure to risk or change the economic benefit or risk derived by the Executive Leadership Team in relation to any Company securities held by them.
Clawback Policy
The Company has a Clawback Policy, which subjects any bonus, STI and LTI-based compensation of its executives to clawback in the event of a material restatement of the Company’s financial results which resulted in the executive receiving a higher amount of incentive compensation than would have been received without the financial misstatement or in the event of a misconduct. The Remuneration, People and Culture Committee will have discretion to determine the reduction or forfeiture of any incentive-based compensation in such circumstances.
Share Ownership Guidelines
In December 2019, the Board adopted the Share Ownership Policy requiring the Executive Leadership Team to attain and maintain target share ownership levels which are expressed as a multiple of current annual base salary for executives. The target ownership levels for the Executive Leadership Team are set out below:

Position

CEO	4 times base salary (within 5 years)

Other NEOs and ELT Members	2 times base salary (within 5 years)

Ownership value can be achieved by each member of the Executive Leadership Team through:
(a)Common Shares owned directly or indirectly by the ELT member, through the ELT member’s retirement savings plan or through any Company retirement or savings plans; and
(b)50% of Performance Rights awarded under the Company’s Performance Share Rights Plan for Designated
Participants of OceanaGold and its Affiliates (the Performance Share Rights Plan). Unvested rights are tracked at target/grant value.
An aggregate of 50% of the value of the target ownership level must be met in Common Shares. Each ELT member must retain 50% of the net after tax Common Shares received or apply 50% of the net after tax cash proceeds to the purchase of Common Shares until the target ownership level (including ownership of 50% of the target ownership value in Common Shares) is met.
Each ELT member must achieve their target ownership levels (other than the requirement that 50% of the target ownership value be in Common Shares) within five years of becoming subject to the Share Ownership Policy. ELT members are expected to fulfill their ownership requirements on a pro-rata basis over such five-year period. If an ELT member’s ownership requirement is increased or if an ELT member receives a raise in his or her base salary, leading to an increase in the ownership requirement, the ELT member will have five years from the date of such increase to

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

achieve the incremental share ownership. These holding requirements will continue to apply until the target

Additional Information
ownership level is attained.
The Governance and Nominations Committee will review ownership levels of the Executive Leadership Team on a periodic basis.
Compensation Advisors
The Remuneration, People and Culture Committee has engaged consultants or advisors to provide advice and services relating to determining compensation for the Company’s directors and executive officers. The Remuneration,
People and Culture Committee appointed independent advisor, Meridian, in March 2020, to provide advice on compensation matters.
The Company’s engagement of Meridian continued in 2024. Meridian further supported the Remuneration, People and Culture Committee with its annual committee plan. The plan included items such as reviewing Management remuneration and payout of awards, LTI and STI plans review, peer group identification and benchmarking, and policy review, among other matters.
During 2024, Management also reviewed guidance published by shareholder proxy advisory services such as ISS and Glass Lewis to ensure that the Company’s compensation philosophy continues to align with industry best practice.
The table below outlines the aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of the Company’s directors and executive officers. It should be noted that
Mercer did not provide advice or consulting services to the Remuneration, People and Culture Committee, as
Mercer’s services were contained to providing executive compensation market data to Meridian for consideration.

	Amounts Paid in 2024		Amounts Paid in 2023

Consultant	Executive Compensation Related Fees ($)	All Other Fees ($)	Executive Compensation Related Fees ($)	All Other Fees ($)

Meridian Compensation Partners	165,653	-	135,795	-

Mercer	8,168	-	7,223	-

Korn Ferry	-	-	16,883	-

Components of Compensation
The total compensation for the Executive Leadership Team comprises both a fixed component and at-risk components. The at-risk components comprise both STI and LTI. The Company does not provide a separate executive retirement pension plan; however, the Company pays pension contributions to the Executive Leadership
Team in accordance with the applicable legislative requirements or customary additional pension benefits in respective jurisdictions. The compensation program aims to ensure total remuneration is competitive by local market standards and links rewards with the short-term and long-term strategic goals, as well as Company performance outcomes.
Specifically, the Company’s compensation package for the Executive Leadership Team consists of:
1.Fixed Remuneration – A fixed base salary and respective pension/superannuation contributions, in accordance with applicable legislative requirements in the jurisdiction in which the executive is employed;
and

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

2.Variable Remuneration – Two (2) components which are at risk:

Additional Information
(a)STI Program – An annual cash bonus based on annual performance, designed to incentivize and reward executives for the achievement of short-term business objectives; and
(b)LTI Program – Designed to retain executives and incentivize the achievement of long-term business objectives. LTI is composed of grants of: (a) Performance Rights (generally over a 3-year performance period) where vesting occurs in accordance with rTSR performance hurdles (vesting is determined by comparing the Company’s rTSR during the performance period to its peer group performance over the same period); and (b) RSUs, whereby executives must remain actively employed by the Company on the review date for the service tranche to vest and must also meet satisfactory individual performance.
Base salaries are determined by reference to factors particular to the position, such as the level and breadth of responsibility, the individual job holder’s experience and performance, as well as the period for which they have held their respective position, along with market comparisons of salary levels to other publicly held mineral resource companies of comparable size and complexity, within the Company’s compensation peer group.
The 2024 compensation peer group consists of the following companies:

Alamos Gold Inc.	CAN	Fortuna Mining Corp.	CAN	Perseus Mining Ltd.	AUS

B2Gold Corp.	CAN	Hecla Mining Company	USA	Ramelius Resources Ltd.	AUS

Centerra Gold Inc.	CAN	Hudbay Minerals Inc.	CAN	Regis Resources Ltd.	AUS

Coeur Mining Inc.	USA	IAMGOLD Corp.	CAN	Resolute Mining Ltd.	AUS

Dundee Precious Metals	CAN	IGO Limited	AUS	SSR Mining Inc.	USA

Eldorado Gold Corp.	CAN	Lundin Gold Inc.	CAN	St Barbara Ltd.	AUS

Evolution Mining Ltd.	AUS	New Gold Inc.	CAN	Torex Gold Resources Inc.	CAN

First Majestic Silver Corp.	AUS	Pan American Silver Corp.	CAN

Annual cash bonuses (STIs) reward executives for achievement of objectives during a financial year. The specific performance and broader contribution of each executive, as well as the Company’s performance, is taken into consideration when determining whether a bonus will be paid, as well as the quantum of such bonus. Specific measurement criteria are established for each individual executive having regard to their primary functional responsibilities and clear objectives (with key objectives generally linking to overall improvements in the Company’s financial performance and delivery of strategic initiatives). All STIs are subject to the ability of the Company to make such awards based on its performance and each executive’s specific measurement criteria.
The following diagram depicts the 2024 pay mix for direct compensation for the CEO and other members of the
Executive Leadership Team (average) and highlights the significant proportion of direct compensation which is “at risk”.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Short Term Incentive Plan Summary

Additional Information
The Company operates an annual Short Term Incentive Plan designed to build a strong performance culture, incentivize superior business performance and attract, retain and motivate our employees. All permanent employees from the CEO down, excluding those covered by a collective agreement, are eligible to participate. The performance period aligns to the Company financial year, January 1 through to December 31. Company annual scorecard
(Scorecard) targets are approved at the commencement of each year by the Board. Bonus outcomes are derived from a weighted matrix of Company, divisional, and individual performance. Specific application of the Short-Term
Incentive Plan in 2024 for the NEOs can be found in the section entitled “Executive Compensation Discussion and
Analysis – 2024 NEO Compensation Details” in this Circular.
Long Term Incentive Plan Summary
The Company currently operates only one active equity-based compensation plan, being the Performance Share
Rights Plan, which was approved by Shareholders in June 2024. A copy of the Performance Share Rights Plan is available in the Corporate Governance section of the Company’s website. Alternatively, a copy can be obtained by contacting the Company Secretary in writing at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C
3A6, Canada.
The Performance Share Rights Plan is designed to promote further alignment of interests between the Designated
Participants under the Performance Share Rights Plan and Shareholders. The Board has delegated to the
Remuneration, People and Culture Committee such administrative duties and powers required to administer the
Performance Share Rights Plan.
The Performance Share Rights Plan authorizes the Board to grant Performance Share Rights to Designated
Participants. A summary of the key terms of the Performance Share Rights Plan is provided below.
Designated Participants
Pursuant to the Performance Share Rights Plan, the Board may grant Performance Rights to employees of the
Company or its affiliates, in consideration for providing their services to the Company or its affiliates. Non-Executive
Directors are not Designated Participants under the Performance Share Rights Plan and therefore cannot participate in grants thereunder.
Under the Performance Share Rights Plan, the number of Common Shares that may be issued on the redemption of
Performance Rights that have been granted and remain outstanding under the Performance Share Rights Plan may not at any time exceed 3.5% of the issued and outstanding Common Shares. Accordingly, when taken together with all of the Company’s security-based compensation arrangements then either in effect or proposed, one or more of the following may not at any time exceed 3.5% of the issued and outstanding Common Shares:
(a)the number of Common Shares reserved for issuance to any one Designated Participant;
(b)the issuance to any one Designated Participant, within a one-year period of a number of Common Shares;
(c)the number of Common Shares issuable or reserved for issuance to Designated Participants;
(d)the number of Common Shares issuable or reserved for issuance to insiders; and
(e)the number of Common Shares issued to insiders within a one-year period.
The number of issued and outstanding Common Shares determined above shall be on a non-diluted basis.
6 The 2021 and 2022 LTI grants were based on a 10-trading day VWAP at grant date; however, to smooth volatility, the Board endorsed the application of a 20-calendar day
VWAP for grants from 2023 onwards.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Value of Performance Rights

Additional Information
Performance Rights granted to Designated Participants from time to time are denominated in Common Shares on the
TSX. The market value of Performance Rights and Common Shares shall be not less than the VWAP (calculated in accordance with the rules and policies of the TSX) of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the twenty (20)6 trading days immediately preceding the day the Performance Right is granted.
Grant
The Company intends to grant Performance Rights that are commensurate with an individual’s level of responsibility within the Company, the market value of the role and having regard to the total compensation of the executive relative to the compensation peer group. The Remuneration, People and Culture Committee has sole discretion to determine the number of Performance Rights to be granted.
Vesting
Performance Rights granted to Designated Participants from time to time will generally vest based upon the
Company’s target milestones for the applicable performance period, in accordance with the vesting schedule established by the Board at the time of grant.
Target milestones are determined by the Remuneration, People and Culture Committee, in its discretion, and are set forth in a written acknowledgment for each applicable grant and may include criteria based on a Designated
Participant’s personal performance and/or the financial performance of the Company.
The method of vesting is determined at the time of grant in line with an individual’s level of responsibility within the
Company, and comprises a predetermined combination of (as a % of the total grant) a rTSR tranche, and/or RSU tranche.
Redemption
Upon vesting of Performance Rights, settlement will take the form of half in cash and half in shares in relation to
Vehicle A (Performance Rights). In relation to Vehicle B (RSUs), those RSUs granted in 2021 and 2022 will be fully settled in shares, and the Company will then provide an additional cash amount equivalent to the value of the settled
RSUs to the participant (net of tax withholdings and superannuation contributions). RSUs granted from 2023 onwards will be settled half in cash and half in shares.
Termination, Retirement and Other Cessation of Employment
If the Board, in its sole discretion, determines that a Designated Participant ceases employment as a “good leaver”, which may include death, retirement or a disability preventing him/her from carrying out his/her employment, or termination without cause or by mutual agreement during a performance period (each a “good leaver”), the
Performance Rights granted to the Designated Participant from time to time (or a portion thereof, as determined by the Board) shall continue to vest in accordance with the vesting schedule established by the Board at the time of grant.
Expiry
Vested Performance Rights granted to Designated Participants shall be redeemed after approval by the
Remuneration, People and Culture Committee, following the completion of the performance period and successful achievement of target milestones. The Performance Rights are redeemable through the issue of Common Shares only, equal to the number of vested Performance Rights. If a Designated Participant is terminated for cause or ceases

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

employment and is not considered to be a good leaver, the Designated Participant is not entitled to any benefits on

Additional Information
account of Performance Rights relating to the performance period in which such Designated Participant’s employment terminates. The Board, in its discretion, has the ability to accelerate the vesting of Performance Rights upon the occurrence of a Change in Control (as defined under the Performance Share Rights Plan).
Amendments and Change in Control
In the event of any capital reorganization, any transaction pursuant to which the Common Shares are converted into other property or another similar change affecting the Common Shares, appropriate adjustments to reflect such changes will be made with respect to the Performance Rights outstanding in order to maintain the economic rights of the Designated Participants in respect of such Performance Rights, in the sole discretion of the Remuneration,
People and Culture Committee.
Performance Period
The Board, in its sole discretion, but upon recommendation from the Remuneration, People and Culture Committee, will determine the performance period applicable to each grant of Performance Rights. If no specific determination is determined by the Board, the performance period will commence on January 1, coincident with or immediately preceding the grant and end on December 31 of the second year following the calendar year in which such
Performance Rights were granted. If a performance period ends during, or within five (5) business days after, a trading blackout period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the Performance Share Rights Plan, the performance period shall end ten (10) business days after the trading blackout period is lifted by the Company.
Transferability
The Performance Rights may not be transferable or assignable other than by will or pursuant to the laws of succession, except that the Designated Participant may assign Performance Rights granted under the Performance
Share Rights Plan to the Designated Participant’s spouse, a trustee, custodian or administrator acting on behalf of or for the benefit of the Designated Participant or the Designated Participant’s spouse, a personal holding corporation, partnership, trust or other entity controlled by the Designated Participant or the Designated Participant’s spouse, or a registered retirement income fund or a registered retirement savings plan of the Designated Participant or the
Designated Participant’s spouse.
No Hedging
Under the rules of the Performance Share Rights Plan, Designated Participants are not permitted to enter into transactions which limit the economic risk, or hedge or offset a decrease in the market value of Performance Rights which have not vested.
Clawback
A clawback may, in the Remuneration, People and Culture Committee’s sole discretion, be applied in the event of a material restatement or in the event of misconduct.
Amendment Provisions
No amendments to the following matters may be made by the Board without Shareholder approval:
(a)amend the Performance Share Rights Plan to increase the number of Common Shares reserved for issuance under the Performance Share Rights Plan;
(b)amend any Performance Rights granted under the Performance Share Rights Plan to extend the termination date beyond the original expiration date (for both insider and non-insider grants), except in certain

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

circumstances where the Company has imposed a trading blackout, as described under the paragraph

Additional Information
entitled “Performance Period" above;
(c)increase the number of Common Shares issuable under the Performance Share Rights Plan to Non-
Executive Directors;
(d)amend the amendment provisions of the Performance Share Rights Plan; and
(e)amend provisions setting out insider participation limits of the Performance Share Rights Plan, and the non-
assignability on the grant of Performance Rights.
No amendment, suspension or discontinuance of the Performance Share Rights Plan or of any granted Performance
Rights may contravene the requirements of the TSX or any securities commission or regulatory body to which the
Performance Share Rights Plan or the Company is subject, or any other stock exchange on which the Company or its
Common Shares may be listed from time to time.
Subject to the restrictions in the preceding paragraph and the requirements of the TSX, the Board may, in its discretion and without obtaining Shareholder approval, amend, suspend or discontinue the Performance Share Rights
Plan, and amend or discontinue any Performance Rights granted under the Performance Share Rights Plan, at any time. Without limiting the foregoing, the Board may, without obtaining Shareholder approval, amend the Performance
Share Rights Plan, and any Performance Rights granted under the Performance Share Rights Plan, to:
(a)amend the vesting provisions;
(b)amend the target milestones;
(c)amend the performance periods, except as otherwise provided in the Performance Share Rights Plan;
(d)amend the eligibility requirements of Designated Participants which would have the potential of broadening or increasing insider participation; and
(e)make any amendment of a grammatical, typographical or administrative nature or to comply with the requirements of any applicable laws or regulatory authorities.
Financial Assistance
No financial assistance will be available to Designated Participants under the Performance Share Rights Plan.
Securities Authorized for Issuance Under Performance Share Rights Plan
The following table provides certain information with respect to the Company’s equity compensation plans as of
December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Performance Share Rights Plan	8,549,163	0.00	16,037,323

The total number of Common Shares issuable or reserved for issuance to Designated Participants pursuant to the
Performance Share Rights Plan at any time is currently not to exceed 3.5% of the issued and outstanding Common
Shares when taken together with all of the Company’s security-based compensation arrangements then either in effect or proposed. As of December 31, 2024, an aggregate of 702,471,037 Common Shares were issued and outstanding, 3.5% of which is 24,586,486 Common Shares, which would be available for issue under all of the
Company’s current incentive plans.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

As of December 31, 2024, 17,098,326 Performance Rights remained outstanding under the Performance Share

Additional Information
Rights Plan with 8,549,163 to be settled in Common Shares upon exercise (assuming 100% vesting and redemption method of 50% shares and 50% cash). The Common Shares settled portion of the outstanding Performance Share
Rights represents 1.2% of the issued and outstanding Common Shares on a non-diluted basis. Accordingly, a total of
16,037,323 Performance Rights remain available for grant under the current Performance Share Rights Plan, being the only operating equity incentive plan as at December 31, 2024 (representing approximately 2.3% of the issued and outstanding Common Shares on a non-diluted basis as of the Record Date).
Note that, in 2024, the Company actively bought back Common Shares exceeding the number of LTI awards that vested in 2022, 2023 and 2024 pursuant to its Normal Course Issuer Bid (NCIB), and plans to continue this practice by buying back at least the equivalent number of Common Shares vested in any given year, subject to the Company’s financial position. The Board has approved the buyback of up to $100 million of Common Shares in 2025 under the
NCIB.
Performance Rights Outstanding
The table below provides a detailed overview of the outstanding Performance Rights as of April 1, 2025.

Grant date	Performance period	Issued	Forfeited due to cessation of employment	Forfeited due to non- vesting	Vested	Outstanding as at the Record Date

03/23/2023	03/23/2023-02/28/2026	182,070	-	-	-	182,070

03/23/2023	03/23/2023-02/28/2027	63,685	-	-	-	63,685

02/16/2023	01/01/2023-12/31/2025	6,563,144	(1,091,890)	-	-	5,471,254

06/13/2023	01/01/2023-12/31/2025	721,500	(71,170)	-	-	650,330

02/21/2024	01/01/2024-12/31/2027	7,210,352	(181,680)	-	-	7,028,672

08/16/2024	01/01/2024-12/31/2027	192,308	(15,780)	-	-	177,240

10/16/2024	01/01/2024-12/31/2027	29,432	(370)	-	-	29,062

Totals(1)		14,962,491	(1,318,038)			13,602,313

Note:
(1)On February 19, 2025, the Board approved the grant of the 2025 annual group Performance Rights under the Performance Share Rights Plan. As at the date of this
Circular, such Performance Rights grants are in the process of being approved and issued to Designated Participants and are not included in the total.
Burn Rate Information
The table below sets out the burn rate percentages in respect of Performance Rights under the Performance Share
Rights Plan for the fiscal years ended 2022, 2023, and 2024.

Burn Rate(1)	As at December 31, 2022	As at December 31, 2023(2)	As at December 31, 2024(2)

Performance Share Rights Plan	0.70%	0.52%	0.52%

Notes:
(1)The burn rate is calculated by dividing the number of Performance Rights settled in Common Shares granted in a fiscal year by the weighted average number of Common
Shares outstanding in that year.
(2)Calculation method for 2023 and 2024 includes Common Shares only, whereas a combination of cash and Common Shares was utilized in previous reporting years.
As noted above, the Company operates a share buyback program under the NCIB and has made a commitment to repurchase an equivalent amount of Common Shares to those issued pursuant to the vesting of the Performance
Rights. This activity effectively offsets the issuance of new Common Shares under the Performance Share Rights
Plan, ensuring the Company’s share capital remains balanced and supporting its commitment to enhancing
Shareholder value.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

2024 NEO Compensation Details

Additional Information
1.Base Salaries
For the base salaries of the Company’s NEOs in 2024 and a comparison to 2023, please see the section entitled
“Executive Compensation Discussion and Analysis – Summary Compensation Table” in this Circular.
2.Short Term Incentive – Annual Cash Bonus
In 2024, all NEO STI performance metrics continued to be based on the same 2023 weightings of: 100% Company performance for the CEO; and 80% Company performance and 20% divisional or personal deliverables for other
NEOs.
The award of any STI to a NEO is dependent on three factors: (a) the bonus entitlement as a percentage of the
NEO’s Annual Base Salary (ABS); (b) the achievement levels of the Company’s Key Performance Indicators (KPIs), which can range from 0% to 200%, with target at 100%; and (c) the NEO’s (excluding CEO) achievement levels of divisional or personal KPIs, which can range from 0% to 200%, with target at 100%. For 2024, these factors were allocated as follows for the relevant executives:
STI ($) = ABS ($) x STI Target % x [(Company Score x Weighting) + (Divisional or Personal Score x
Weighting)]

		Weighting

Executive	Bonus Target (as a % of ABS)	Company KPIs	Divisional or Personal KPIs

CEO	90%	100%	0%

Other NEOs	60%	80%	20%

For the year ended December 31, 2024, the target STI entitlement was 90% of ABS for the CEO, while for other
NEOs, the STI target was 60%, similar to 2023. The NEO KPI framework was centred on the alignment with overall
Company performance, to drive a unified team focus and deliver outcomes in the interests of shareholders.
Company KPIs
Company KPIs contain a defined list of performance indicators the Company assesses itself against on an annual basis. The divisional or personal KPIs typically contain a mix of short-term tactical deliverables, and/or progress on longer-term transformational deliverables, relevant to the accountabilities of the particular executive.
For the year ended December 31, 2024, the results for each Company KPI were as follows, with a zero safety outcome for all of the NEOs, Didipio and Corporate STI participants to reflect the two Didipio fatalities:

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Key Result Area	Key Performance Indicator(s)		Threshold	Target	Stretch Target	Weighting	Final Score

	Safety	Recordable Injury Frequency Rate(1)	1.0	0.8	0.6	2%

		Injury Severity(2)	Cat 4 IFR = 0.50	Cat 4 IFR = 0.25	Cat 4 IFR = 0	3%

		Principle Hazard Controls	All scheduled monthly critical control check sheets completed	Threshold + 90% completion of actions identified to address gaps, on schedule	Target + a 20% reduction in energy release HPIs on 2023 levels	3%	0%(3)

		Performance against hygiene monitoring plan and promptness of addressing actions arising, measured quarterly	90% of plan on time and actions commenced within 4 weeks of notification	95% of plan on time and actions commenced within 4 weeks of notification	100% of plan completed on time and actions commenced within 4 weeks of notification

	Health	AND	AND	AND	AND	5%	5.0%

		Periodic health assessments on high risk Similar Exposure Groups and completed on time, measured quarterly	80% periodic health assessments completed on time	90% periodic health assessments completed on time	100% periodic health assessments completed on time
SAFETY & SUSTAINABILITY

				1.0	0

		Category 3 Environmental Incidents (and zero cat 4) & Environmental Risk Management Performance	2.0	AND	AND

	Environment		AND	Environmental Material Risk Assessment completed by end of July 2024 and action plans developed by Dec 24	Environmental Material Risk Assessment completed by end of July 2024 and action plans developed by Oct 24
			Environmental Material Risk Assessment completed by end of 2024			4%	7.0%

	Energy and Carbon	Performance against plan to improve energy usage & reduce carbon emissions	Emissions reduction plans are in place and approved by COO, CSO & CEO by end Q2	Threshold + 90 % plan delivered	Target + at least 1 project that provides meaningful absolute emissions reductions	4%	4.0%

	External Affairs and Social Performance	EASP risk management & planning	Social risk assessment completed at each site, and risk controls integrated into a consolidated Social Performance Plan by end Q1	Threshold + all risk controls delivered on schedule	Target + delivery of all social performance ‘key element’ actions delivered on schedule	4%	8.0%

GROWTH	Portfolio Optimization and growth		Portfolio management and optimization, and growth activity during the year (as assessed by the Board)			10%	15.0%

CULTURE	Leadership Effectiveness	Culture survey engagement results	1% Improvement on 2023 outcome	2% Improvement on 2023 outcome	4% Improvement on 2023 outcome	4%	8.0%

PRODUCTION	Gold Produced (koz)		500	548	575	35%	0%

COST & CONTINUOUS IMPROVEMENT	Value added through cost & CI programmes ($M)		$45M	$74M	$95M	6%	4.4%

TOTAL	Weighted STI Outcome					80%	51.4%

TOTAL	Company KPI Outcome					100%	64%

Additional Information
Notes:

Additional Information
(1)TRIFR Target = Total recordable injuries per 200,000 work hours.
(2)Category 4 Safety Consequence – Permanent, irreversible disabling injury, illness or health impact.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

(3)Zero safety outcome to reflect Didipio fatalities for NEOs, Corporate and Didipio. For the Company’s other assets, safety is comprised of 3 targets: Recordable Injury
Frequency, which was at threshold performance; Severity (Cat 4 IFR), which was at threshold performance; and Hazard Control, which was at target performance, for an outcome of 5.5% for this measure only (all other KPIs apply as described, resulting in a Company KPI Outcome of 71.1% for all of the Company’s assets excluding
Didipio).
A result of 51.4% out of 80% was achieved based on the performance model and the overall Company KPI achievement outcomes as described in the table above. Applying the score to the weighting (as noted in the formula above) resulted in a payout of 64.3% of target for the Company KPI component of the STI (51.4% of the Target 80%).
Personal KPIs
Performance of the NEOs is also measured annually through a comprehensive system of pre-set, formally documented divisional or personal KPIs. Achievements against these KPIs are evaluated by the CEO and discussed with and approved by the Remuneration, People and Culture Committee.
The Remuneration, People and Culture Committee endorsed the following annual STI outcomes for the Company’s
NEOs in respect to the 2024 performance year. The below table represents a combination of personal KPIs and
Company Scorecard performance (with the exception of the CEO, who has 100% weighting for Company Scorecard performance), which the Board subsequently approved:

	Target STI	Actual STI

Name	% of base salary	% of base salary

Gerard Bond	90%	57.9%

Marius van Niekerk	60%	50.7%

David Londoño	60%	39.4%

Peter Sharpe	60%	36.9%

Michelle Du Plessis	60%	48.9%

3.Long-Term Incentive – Performance Rights Grants
The NEOs are eligible to participate in the Performance Share Rights Plan. For 2024, the Performance Rights
granted under the Performance Share Rights Plan maintained the same LTI plan portfolio mix as the Performance
Rights grant in 2023, comprising two vehicles (A and B). Changes were implemented to ensure a market aligned level of rTSR performance vesting, the inclusion of dividend units for all participants in the form of Performance Rights, with further adjustments made to ensure appropriate weighting of Performance Rights and RSUs, and some downward adjustment of overall share grants to align total compensation against the peer group for each NEO. The
Performance Share Rights Plan was also amended to include vesting provisions granting the Remuneration, People
& Culture Committee discretion over final vesting outcomes in the event that the absolute share price performance of the Company over the relevant performance period is negative.
Vehicle A: Performance Rights
rTSR = 66% for the CEO and 70% for other NEOs of the grant value. A total of 18 companies noted below in the
Company’s Peer Group were identified. Vesting commences when the Company outperforms 33% of the peers in the
Peer Group and escalates as the rTSR performance advances beyond that. Accordingly, there is no certainty that any
Performance Rights granted to an executive (or any other employees) will vest.
Vehicle B: RSUs
Grant value of 34% for the CEO and 30% for other NEOs. For all NEOs, RSUs vest if the executive continues to be employed by the Company on the vesting date.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Vesting & Peer Group Information

Additional Information
With regards to realized compensation received during 2024, vesting took place in respect of Performance Rights granted to Designated Participants in 2021, as applicable vesting conditions were met. A total of 5,897,550
Performance Rights vested in 2024, which represents 121.2% of the total granted. The TSR of the Company relative to the TSR of its peer group of companies for the 2021 Performance Rights over the performance period met the required schedule for vesting and accordingly vesting took place of the Performance Rights granted in 2021.
For the 2024 grant of Performance Rights, the Peer Group consists of the following 18 gold producers:

Alamos Gold Inc.	CAN	Endeavour Mining plc	UK	Northern Star Resources Ltd	AUS

B2Gold Corp.	CAN	Evolution Mining Ltd	AUS	NovaGold Resources Inc.	CAN

Centerra Gold Inc.	CAN	IAMGOLD Corp.	CAN	Regis Resources Ltd	AUS

Coeur Mining Inc.	USA	Kinross Gold Corp.	CAN	Resolute Mining Ltd.	AUS

Dundee Precious Metals	CAN	Lundin Gold Inc.	CAN	SSR Mining Inc.	USA

Eldorado Gold Corp.	CAN	McEwen Mining Inc.	CAN	Torex Gold Resources Inc.	CAN

The Peer Group was identified by Meridian and approved by the Remuneration, People and Culture Committee. To
obtain the closest fit, share price volatility, place of incorporation (TSX), place of material operations, complexity of operations and market capitalization (to a lesser extent) were assessed to ensure that the selected companies in the
Peer Group were appropriately compatible in nature.
2024 Grant Vesting Schedule (TSR)
For the relative performance between the set percentiles, the percentage of Performance Rights vesting is interpolated on a straight-line basis. With regards to the TSR measure, the Remuneration, People and Culture
Committee approved that vesting will commence when the Company outperforms 33% of the companies in the Peer
Group for the three (3) year period 2024 – 2026 in accordance with the following schedule:

TSR Ranking in Peer Group	% of Performance Rights Vesting

100th Percentile	200%

75th Percentile	150%

50th Percentile	100%

33.3rd Percentile	50%

Below 33rd Percentile	0%

Accordingly, the actual number of Performance Rights that will vest at the end of the applicable performance period will depend on the performance of the Company over that period, when compared to the Peer Group. If the Company significantly underperforms relative to the Peer Group, no vesting of Performance Rights may take place for the rTSR tranche (66% of the CEO’s and 70% of the other NEOs’ Performance Share Rights).

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Summary Compensation Table

Additional Information
The table below is a summary of the compensation received by the NEOs for the Company’s last three financial years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively:

	Non-Equity Incentive Plan Compensation ($)

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards ($)	Annual incentive plans (Annual Bonus Awards)(4)	Long-term incentive plans (Milestone Bonuses)	Pension value ($)	All other compensation(2) ($)	Total compensation(3) ($)

Gerard Bond(5)	2024	679,545	2,699,622		493,311		15,252	145,746	4,033,476

President & Chief Executive Officer	2023	651,806	2,157,266	-	501,437	-	22,337	95,617	3,428,463

	2022	467,822	2,841,335	-	433,717	-	18,595	110,830	3,872,299

Marius van Niekerk(6)	2024	409,883	1,075,323		145,052		9,262	-	1,639,520

EVP & Chief Financial Officer	2023	244,647	1,308,736	-	147,442		13,366	98,656	1,812,846

	2022	-	-	-	—	-	-	-	-

Peter Sharpe(7)	2024	397,492	1,120,955	-	242,765	-	18,900	-	1,780,112

EVP & Chief Operating Officer Asia-Pacific	2023	414,691	946,399		244,953		18,232		1,624,275

	2022	242,290	389,732		47,985		3,056		683,063

David Londoño(8)	2024	386,962	802,037	-	193,925	-	30,500	21,754	1,435,178

EVP & Chief Operating Officer Americas	2023	401,689	663,128	-	193,925	-	-	21,604	1,280,346

	2022	390,000	499,598	-	262,080	-	-	23,297	1,174,975

Michelle Du Plessis(9)	2024	327,508	889,367	-	159,701	-	18,900	-	1,395,476

EVP, Chief People and Technology Officer	2023	275,371	229,963	-	-	-	15,115	-	520,449

	2022	-	-	-	-	-	-	-	-

Notes:
(1)To obtain the fair value, the Performance Rights granted under the Performance Share Rights Plan were priced using the $ exchange rate at the actual grant price date.
Vesting for the relevant performance year of any Performance Rights issued under the Performance Share Rights Plan include a portion of vested Performance Share
Rights and cash.
(2)Other compensation comprises relocation costs and severance payments.
(3)The above calculation uses actual average exchange rates for the relevant quarterly periods in compliance with accounting rules with the exception of Annual Incentive
Plan (Annual Bonus Awards) for NEOs based in Australia and Canada, where the average annual exchange rate of0.66 and 0.73, respectively, has been applied.
(4)For NEOs based in Australia and Canada, the average annual exchange rate of 0.66 and 0.73, respectively, has been applied.
(5)Mr. Bond was appointed on April 4, 2022.
(6)Mr. van Niekerk was appointed as CFO on May 23, 2023.
(7)Mr. Sharpe was appointed as COO Asia-Pacific in October 2022.
(8)Mr. Londoño departed the Company on April 4, 2025. No additional compensation was provided in the form of severance, as Mr. Londoño resigned.
(9)Ms. Du Plessis was appointed as Chief People and Technology Officer in March 2023.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Incentive Plan Awards (NEOs)

Additional Information
Outstanding Share-Based Awards and Option-Based Awards
The table below sets out, for each NEO, outstanding share-based awards (comprised of Performance Rights and
RSUs) at the financial year ended December 31, 2024:

Name	Number of securities underlying performance share rights at 12/31/2024	Rights exercise price ($)	Value of unvested in- the-money performance share rights(1) ($)	Number of performance rights that have not vested at 12/31/2024	Market or payout value of share¬based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(1) ($)

Gerard Bond	2,714,364(3)	-	7,509,283	2,714,364(3)	7,509,283	-

Marius van Niekerk	925,788	-	2,561,191	925,788	2,561,191	-

Peter Sharpe	894,477	-	2,474,569	894,477	2,474,569	-

David Londoño	800,552	-	2,214,726	800,552	2,214,726	-

Michelle Du Plessis	615,462	-	1,702,674	615,462	1,702,674	-

Notes:
(1)The above calculation uses the closing exchange rate and the Company’s closing price on the TSX on December 31, 2024.
(2)Noting adjustment of Gerard Bond’s 2022 grant by 200,000 Performance Rights (unvested) due to reversal of Performance Rights allocated in error.
Incentive Plan Awards – Value Vested or Earned During the Year
In relation to Performance Rights granted in 2021 with performance period ended on December 31, 2024, the
Remuneration, People and Culture Committee of the Board determined, with the assistance from its external advisors, Meridian, that 150.0% of the TSR component should vest. The table below sets forth, for each NEO, the value of all incentive plan awards (comprised of Performance Rights) which have vested or been earned during the financial year ended December 31, 2024:

Name	Share-based awards Value vested during the year(1) ($)	Option-based awards Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year($)

Gerard Bond(2)	274,132	-	-

Marius van Niekerk	17,344	-	-

Peter Sharpe	-	-	-

David Londoño(2)	423,187	-	-

Michelle Du Plessis	-	-	-

Notes:
(1)The above values are based on actual Canadian dollar value calculated on vesting date (February 2024) and converted into $ using the foreign exchange rate on the vesting date.
(2)The award values set out in the table represent the total value of the Performance Rights granted to the executives in 2021 and vested and settled. At redemption, the vested performance rights were settled ½ in shares and ½ in cash (net of tax withholding and pension contribution).
Employment Agreements – Termination and Change of Control Benefits
Each of the NEOs has a formal employment agreement with the Company or a wholly-owned subsidiary of the
Company.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Mr. Gerard Bond: Mr. Bond is entitled to be given six (6) months’ written notice of termination and must provide six

Additional Information
(6) months’ notice of resignation. He may be required to serve the notice period on an active or passive basis, or payment may be made to him in lieu of all or part of the notice period based upon his annual total remuneration on termination. Mr. Bond is entitled to severance payments in the case of a “Change of Control”, if he terminates his employment for “Good Reason” within twelve (12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, two (2) times the target annual performance bonus payable and pro-rata STI payment for the current year in service, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.
If Mr. Bond had been terminated by the Company, other than for cause, for Good Reason or as a result of redundancy as of December 31, 2024, he would have been entitled to receive an estimate of $377,335 in termination payments, excluding any pension fund payments.
If Mr. Bond had been terminated as a result of a Change of Control by Good Reason or redundancy as of December
31, 2024, he would have been entitled to receive an estimate of $3,018,680, excluding any pension fund payments, pro-rata STI payment for the year in service and the value of all outstanding equity-based awards as at the date of termination.
Mr. Marius van Niekerk: Mr. van Niekerk is entitled to be given six (6) months’ written notice of termination and must provide four (4) months’ notice of resignation. He may be required to serve the notice period on an active or passive basis, or payment may be made to him in lieu of all or part of the notice period based upon his annual total remuneration on termination. Mr. van Niekerk is entitled to severance payments in the case of a “Change of Control”, if he terminates his employment for “Good Reason” within twelve (12) months following the completion of a Change of
Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, two (2) years of employer contribution matching of the Company’s Group Registered Retirement Savings Plan (RRSP) (equivalent to 5% of Mr.
van Niekerk’s base salary), two (2) times the target annual performance bonus payable and pro-rata STI payment for the current year in service, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.
If Mr. van Niekerk had been terminated by the Company, other than for cause, for Good Reason or as a result of redundancy as of December 31, 2024, Mr. van Niekerk would have been entitled to receive an estimate of $204,942, excluding any pension fund payments.
If Mr. van Niekerk had been terminated as a result of a Change of Control by Good Reason or redundancy as of
December 31, 2024, he would have been entitled to receive an estimate of $1,311,626 in redundancy and statutory payments, excluding any pension fund or RRSP payments (up to 5% of his base salary or RRSP matched contributions), pro-rata STI payment for the year in service and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.
Mr. Peter Sharpe: Mr. Shape is entitled to be given six (6) months’ written notice of termination and must provide six
(6) months’ notice of resignation. He may be required to serve the notice period on an active or passive basis, or payment may be made to him in lieu of all or part of the notice period based upon his annual total remuneration on termination. Mr. Sharpe is entitled to severance payments in the case of a “Change of Control”, if his employment is terminated by OceanaGold or its successor entity, within twelve (12) months following the completion of a Change of
Control event, or as a result of redundancy by the Company. In such instance, the Company must pay a severance package equal to two (2) years of gross fixed annual remuneration at the time of termination, including
Superannuation and two (2) times the target annual performance bonus payable, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.
If Mr. Sharpe had been terminated by the Company, other than for cause, for Change of Control or as a result of redundancy as of December 31, 2024, he would have been entitled to receive an estimate of $198,746, excluding any pension fund payments, which are capped at $19,755 per year for Superannuation.
If Mr. Sharpe had been terminated as a result of a Change of Control or redundancy as of December 31, 2024, he would have been entitled to receive an estimate of $1,271,974, excluding any pension fund payments and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Mr. David Londoño: Mr. Londoño departed the Company on April 4, 2025, and as such is no longer eligible for

Additional Information
receipt of benefits under termination or Change of Control. He received base salary up to and including his termination date. Mr. Londoño will not receive any STI payments for the percentage of time worked as part of the
2025 performance year. In flight LTI entitlements will be provided in accordance with rules of the Performance Share
Rights Plan at 80% and pro-rata in accordance with Mr. Londoño’s termination date with the Company, subject to certain conditions.
Ms. Michelle Du Plessis: Ms. Du Plessis is entitled to be given six (6) months’ written notice of termination and must give four (4) months’ notice of resignation. She may be required to serve the notice period on an active or passive basis, or payment may be made to her in lieu of all or part of the notice period based upon her annual total remuneration on termination. Ms. Du Plessis is entitled to severance payments in the case of a “Change of Control”, if her employment is terminated by OceanaGold or its successor entity, within twelve (12) months following the completion of a Change of Control event, or as a result of redundancy by the Company. In such instance, the
Company must pay a severance amount equal to two (2) years of gross fixed annual remuneration at the time of termination, including Superannuation and two (2) times the target annual performance bonus payable, as well as deemed vesting of all equity-based awards outstanding as at the date of termination.
If Ms. Du Plessis had been terminated by the Company other than for cause, for Change of Control or as a result of redundancy as of December 31, 2024, Ms. Du Plessis would have been entitled to receive an estimate of $163,754, excluding any pension fund payments, which are capped at $19,755 per year for Superannuation.
If Ms. Du Plessis had been terminated as a result of a Change of Control or redundancy as of December 31, 2024,
Ms. Du Plessis would have been entitled to receive an estimate of $1,048,026, excluding any pension fund payments and the value of all outstanding equity-based awards as at the date of termination, notwithstanding vesting conditions applicable to the awards.
Pension Plan Benefits
The Company does not have any defined benefit or defined contribution benefit plans.
NEOs were based in Canada, Australia and the U.S., in respect of which the pension plan payments are as follows:
1.Canada:
(a)Canada Pension Plan (CPP) – The Company matches up to 5.95% of annual salary to a maximum of
$2,823 for 2024, in accordance with Canadian statutory requirements; and
(b)RRSP – Registered plan set up by the Company whereby the Company matches up to 5% of employee base salary, to a maximum of $23,039 (C$31,560 or 18% of annual earnings) for 2024.
2.Australia: Superannuation (Pension) – The Company pays contributions to a complying fund on behalf of permanent resident employees. Funds are nominated by the employees and are not administered by
OceanaGold. Effective July 1, 2024, the minimum contribution was mandated at 11.5% of an employee’s base salary (increased from 11%), capped at $19,755 (A$30,000) per annum.
3.United States: The Company matches 4% of compensation (100% of the first 3% and then 50% of the next
2%) as per the 401(k) plan.
7 EBITDA is a non-IFRS financial measure. For further information, please refer to the MD&A and the section entitled ““Additional Information – Miscellaneous – Cautionary Note
Regarding Non-IFRS Financial Measures”” in this Circular.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Look-Back at NEO Compensation

Additional Information
The following table provides a summary of total compensation paid to the relevant NEOs in each of the past five years as a percentage of Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)7, cash flows and shareholder equity.

Year	Total Compensation Paid to NEOs(1)(2) ($)	Total Compensation Paid to NEOs as a Percentage of EBITDA	Total Compensation Paid to NEOs as a Percentage of Operating Cash Flows (Before Changes in Working Capital)	Total Compensation Paid to the NEOs as a Percentage of Shareholder Equity
2024	4,664,380(5)	0.79%	0.78%	0.24%

2023	5,584,868(4)	1.52%	1.37%	0.32%

2022	2,737,667	0.72%	0.70%	0.16%

Average	4,328,972	1.01%	0.95%	0.24%

Notes:
(1)The total compensation paid comprises salary, super, bonus, termination, value of the vested Performance Rights and other allowances (i.e., relocation).
(2)Performance Rights value is calculated using the number of Performance Rights vested multiplied by the Company’s share price on vesting date and then converted into
$ using the foreign exchange rate at the vesting date.
(3)2021 compensation includes the termination payment and vesting of Performance Rights for the Company’s former CEO Michael Holmes.
(4)2023 compensation includes the termination payment for Scott Sullivan, the Company’s former CFO, vesting of Performance Rights granted in 2020 in relation to the performance period of 2020 to 2022 and which was vested at 152.8%, and vesting of Performance Rights granted to Gerard Bond, the Company’s CEO, in 2022 in relation to the service period of 2022 to February 2023.
(5)2024 compensation includes the vesting of Performance Rights granted in 2021 in relation to the performance period of 2021 to 2023 and which was vested at 121.2%, and vesting of Performance Rights granted to Gerard Bond, the Company’s CEO, in 2022 in relation to the service period of 2022 to February 2024.
Total compensation awarded to the NEOs over the last five years has broadly followed the trend on the Company’s share price performance over the same period. In addition, the LTIs granted are directly exposed to the Company’s share price performance and aligned with the interests of Shareholders.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

5. CORPORATE GOVERNANCE STATEMENT

Additional Information

WHERE TO FIND IT

Our Corporate Governance Practices at a Glance .......................	59

Board of Directors ..............................................................................	60

Board Committees .............................................................................	61

Board Effectiveness and Performance ...........................................	66

Board and Executive Performance .................................................	71

Sustainability Management and ESG .............................................	71

Diversity and Inclusion ......................................................................	74

Cybersecurity Framework .................................................................	75

Ethical and Responsible Decision-Making .....................................	76

Risk Management and Recognition ................................................	78

Shareholder Engagement .................................................................	78

Additional Information ........................................................................	79

At OceanaGold, our Purpose is mining gold for a better future. We recognise that an appropriate framework of rules, relationships, systems and processes for the exercise and control of authority is crucial to delivering our Purpose and our Vision, which is to be a company people trust, want to work and partner with, supply and invest in, to create value.
Our corporate governance system is designed to comply with the regulatory requirements in relevant jurisdictions, and we are committed to maintaining a framework which is appropriate for the size and scope of our operations and takes into account leading practices.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Our Corporate Governance Practices at a Glance

Additional Information

✓	Board Independence. The majority of our Board is independent, including the Chair. All five Board committees are 100% independent. The positions of Chair and CEO are separate.

✓	Majority Voting. We have a Majority Voting Policy for electing directors to the Board.

✓	Share Ownership. Directors and executives are required to own Common Shares to align with Shareholder interests in accordance with our Share Ownership Policy.

✓	Qualified Board. We use a skills matrix to assess Board composition and prospective director candidates.

✓	Diversity. Our Fair Employment Policy establishes our commitment to diversity principles, which includes gender diversity.

✓	Climate Change. We remain committed to responsible decarbonization and climate change mitigation management across all our business activities.

✓
Cyber Security. We employ a comprehensive approach to cybersecurity, emphasising proactive risk management, compliance with regulatory standards, and fostering a security-aware culture among our employees.

✓	Anti-bribery and corruption. Our anti-bribery and corruption compliance program includes policies, standards, training and anti-bribery and anti-corruption champions.

✓
Ethical Conduct. Our Code of Conduct applies to all directors, employees, contractors and anyone acting on our behalf.
Our Supplier Code of Conduct applies to all our suppliers and their employees, contractors, subcontractors, vendors, suppliers and advisors.

✓
Whistleblower Policy. We have a Whistleblower Policy and a Code of Conduct Hotline to encourage and promote a culture of openness and acceptance in reporting concerns of potential misconduct within OceanaGold.

✓	Clawback Policy. We have a Clawback Policy.

✓	Shareholder Engagement. We are committed to ongoing Shareholder engagement and actively do so.

✓	No Interlocking Directorships. None of our directors serve together as directors or executives of another public company board.

✓	Accessible Board. Shareholders, employees and others can contact our Chair, CEO and other members of the Board.

✓	Formal Assessment. The Board conducts a formal assessment of Board and committee effectiveness and contribution of individual directors and assesses the performance of CEO.

✓	Succession Planning. We continually monitor our succession planning for our senior executives, CEO and the Board.

The Company’s Corporate Governance practices meet the following Canadian requirements and follow the best practices in general:
(a)National Policy 58-201 – Corporate Governance Guidelines (the Governance Guidelines);
(b)National Instrument 58-101 – Disclosure of Corporate Governance Practices; and
(c)TSX Corporate Governance Guidelines (the Guidelines),
(collectively, the Principles).
A summary of specific matters to note in relation to the Company’s current corporate governance practices is set out below. Further information on the Company’s corporate governance policies and practices is available in the
Corporate Governance section of the Company’s website.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Board of Directors

Additional Information
Roles and Responsibilities
The Board is responsible for providing strategic direction, defining broad issues of policy and overseeing the management of the Company to ensure it is conducted appropriately and in the best interests of Shareholders.
The Board is responsible for: the oversight of the affairs of the Company, including its operational, financial and strategic objectives; evaluating, approving and monitoring the Company’s strategic and financial plans; evaluating, approving and monitoring the Company’s annual budgets and business plans; evaluating, approving and monitoring major capital expenditures, capital management and all major corporate transactions, including the issue of the
Company’s securities; and approving full year financial reports and material reporting and external communications by the Company.
The Board has delegated certain responsibilities and authorities to the CEO and the Executive Leadership Team to enable them to conduct the Company’s day-to-day activities, subject to certain limitations set out in an authorization matrix approved by the Board. Matters that are beyond the scope of those limitations require Board approval.
The Board has adopted a Board Charter which documents the membership and operating procedures of the Board and the apportionment of responsibilities between the Board and Management. The position description for each of the Board Chair, the chair of each Board committee and the CEO are set out in the Board Charter. A copy of the
Board Charter is set out in the attached Schedule A to this Circular and is also available in the Corporate Governance section of the Company’s website.
Board Composition
During the Company’s 2024 financial year, the composition of the Board was as follows:

Director(1)	Independent	Non-Independent	Reason for Non-Independence
Paul Benson	✓

Ian M. Reid	✓

Craig J. Nelsen	✓

Sandra M. Dodds	✓

Alan N. Pangbourne	✓

Linda M. Broughton	✓

Gerard M. Bond		✓	President and CEO

On February 20, 2025, Ms. Stefanie E. Loader was appointed to the Board and is an independent, Non-Executive
Director.
Appointments
In accordance with the current articles of the Company, the directors shall be elected by the Shareholders at each
AGM and typically hold office until the next AGM, at which time they may be re-elected or replaced. Casual vacancies and additional positions on the Board are filled by the remaining directors and the persons filling those vacancies hold office until the next AGM, at which time they may be re-elected or replaced. The Company undertakes appropriate checks prior to appointing directors or putting forward an individual to Shareholders as a candidate for election.
Candidates are assessed through interviews, meetings and background and reference checks (which may be conducted both by external consultants and by directors) as appropriate.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Annual elections are seen as being an essential part of corporate governance best practices, permitting Shareholders

Additional Information
the opportunity to evaluate the performance of Board members on an annual basis. All eight (8) of the current directors have been nominated for election and re-election at the Meeting in accordance with the current articles of the Company.
Advance Notice Policy
The Company has an Advance Notice Policy which requires an advance notice for nomination of directors by
Shareholders. Among other things, the Advance Notice Policy fixes a deadline by which Registered Shareholders or
Non-Registered (beneficial) Shareholders must submit nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the information to be provided and other procedures to be followed, in respect of such notice to the Company.
For an AGM, notice to the Company must be provided not less than 30 days prior to the date of the applicable AGM.
If the AGM is announced less than 50 days prior to the meeting, notice must be provided not later than the close of business on the 10th day following the announcement. In the case of a special meeting of Shareholders called for any purpose, which includes the election of directors to the Board, notice to the Company must be provided not later than the close of business on the 15th day following the announcement of the special meeting of Shareholders.
At the Meeting, the Company is proposing amendments to the Company’s current articles in order to incorporate the
Advance Notice Provisions. For information about the proposed amendments to the Company’s articles, please refer to the section entitled “Business of the Meeting – Resolution 6 – Amendments to the Company's Articles” in this
Circular.
Terms of Appointment
Each of the Non-Executive Directors has executed a letter of appointment with the Company, which sets out the key terms of the appointment. For information on directors’ compensation for 2024, please refer to the section entitled
“Director Profiles” and “Directors’ Compensation” in this Circular, and for executive compensation for 2024, please refer to the section entitled “Executive Compensation Discussion and Analysis” in this Circular.
External Commitments
The Company’s directors must have enough time to fulfill their duties to the Shareholders. Before nominating or re-
nominating a director, the Governance and Nomination Committee considers if they have other commitments that may hinder their ability to devote enough time to the Company. The Company’s Board Renewal Policy states that
Non-Executive Directors cannot serve on more than three outside public company boards, and executive directors cannot serve on more than one outside public company board. A stricter view applies to directors of complex companies, highly regulated sectors or those who chair key committees. Current directors must notify the Chair of the
Board and Chair of the Governance and Nomination Committee before accepting new directorship offers and discuss how it complies with these requirements.
Accountability of Company Secretary
The Company Secretary is accountable directly to the Board, through the Chair, on all matters relating to the proper functioning of the Board. The Company Secretary has primary responsibility for ensuring that the Board processes and procedures run efficiently and effectively.
Board Committees
The Board has established five committees to assist the Board in discharging its responsibilities. Each committee is governed by a formal charter approved by the Board, documenting the committee’s composition and responsibilities.
Copies of these charters are available in the Corporate Governance section of the Company’s website. The committees are the Audit and Risk Committee, Governance and Nomination Committee, Remuneration, People and
Culture Committee, Sustainability Committee and Technical Committee.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Each of the committees is authorized by the relevant committee charter to access professional advice from

Additional Information
employees of the Company and from appropriate external advisors.
Audit and Risk Committee
The Company has established an Audit and Risk Committee to oversee financial reporting and safeguard integrity of the financial reports and the reporting process.
The key areas of responsibilities of the Audit and Risk Committee are as follows:
(a)review and report to the Board on the quality and integrity of OceanaGold’s draft annual financial statements, Management’s Discussion & Analysis, and any related media releases or presentation packs;
(b)approve the draft quarterly financial statements, Management’s Discussion & Analysis, and any related media releases or presentation packs;
(c)review and recommend to the Board any other public disclosure documents or regulatory filings containing financial information as requested by the Board from time to time;
(d)review and recommend to the Board the appointment, termination and remuneration of the external auditor;
(e)approve or terminate the appointment of the internal auditor as recommended by Management, endorse the scope of the internal audit plan, review internal audit outcomes and highlight any material issues to the
Board, and periodically assess the resourcing of the internal audit function to ensure its objectivity and independence;
(f)review and report to the Board on the effectiveness of OceanaGold’s risk management framework and systems, the robustness of the Company's internal control systems, Management’s adherence to the risk management framework as evidenced in regular Enterprise Risk Management Updates, and the adequacy of OceanaGold’s insurance coverage; and
(g)review and report to the Board on the adequacy and effectiveness of OceanaGold’s legal and regulatory compliance processes for financial disclosure, the effectiveness of systems for detecting, reporting and preventing misconduct by the business or employees, and the establishment and monitoring of procedures for handling "speak up" reports from employees, including anonymous submissions, with periodic reviews of these procedures and any significant complaints alongside Management.
In discharging its responsibilities, the Audit and Risk Committee will:
(i)ensure robust corporate reporting processes and financial controls are in place to maintain the quality and integrity of the financial statements, supporting executive certifications;
(ii)endorse Management judgments impacting the financial statements related to changes in accounting policies and standards;
(iii)assess and refine procedures for reviewing public financial disclosures derived from the company’s financial statements;
(iv)collaborate with Management and the external auditor to review and discuss financial statements, notes and related public disclosures before Board submission;
(v)perform necessary due diligence and engage in discussions with Management, and both external and internal auditor regarding OceanaGold’s financial statements and related public financial disclosures;
(vi)annually verify the external auditor's independence, including the pre-approval of non-audit engagements exceeding policy limits for non-audit services;

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

(vii)endorse the scope of the external audit plan;

Additional Information
(viii)review and highlight to the Board any material issues from the external audit outcomes;
(ix)resolve any disagreements between Management and the external auditor concerning financial reporting or accounting principles; and
(x)approve hiring policies for partners, employees and former personnel of current and past external auditors.
The Audit and Risk Committee will meet as frequently as required but not less than four times per financial year and will report to the Board following each meeting. The Company Secretary (or his or her delegate) is also the secretary of the Audit and Risk Committee.
In accordance with the requirements of NI 52-110, the Audit and Risk Committee is structured so that it:
•has at least three members;
•consists only of Non-Executive Directors;
•consists only of independent directors; and
•is chaired by an independent Non-Executive Director, who is not the Chair of the Board.
As of the date of this Circular, the Audit and Risk Committee members are:
•Sandra M. Dodds (Chair);
•Paul Benson;
•Ian M. Reid; and
•Alan N. Pangbourne.
Sandra M. Dodds is the designated financial expert on the Audit and Risk Committee.
Each member of the Audit and Risk Committee is independent and financially literate within the meaning of NI
52-110.
The Board considers that the skills, experience and independence of the current Audit and Risk Committee members allow the Audit and Risk Committee to discharge its functions in accordance with its Charter.
For further information regarding the Audit and Risk Committee please refer to the section entitled “Audit Committee”
in the Company’s Annual Information Form dated March 31, 2025, which is available under the Company’s profile on
SEDAR+ at www.sedarplus.ca and in the Investor Centre section of the Company’s website.
Governance and Nominations Committee
The key responsibilities of the Governance and Nominations Committee are as follows:
(a)periodically review the adequacy of OceanaGold’s systems to verify compliance with regulatory, corporate governance and disclosure requirements;
(b)review and report to the Board OceanaGold’s public disclosure documents and processes;

Additional Information

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

(c)consider the impact on the OceanaGold group and its corporate governance policies and practices from material corporate governance developments in applicable legislation, regulatory regimes and industry-wide practices;
(d)review and report to the Board in relation to the size and composition of the Board and recommend adjustments from time to time with a view to ensuring they meet the needs of the business and optimise effective decision making; and
(e)review related party transactions and investments involving OceanaGold and its directors.
In discharging its responsibilities, the Governance and Nominations Committee will:
(i)develop and manage the Board member and executive succession planning, nomination and recruitment process of the Board having regard to the above;
(ii)develop a Board skills and experience matrix taking a long-term view;
(iii)oversee Board, Board Chair, committee, committee chair and individual Non-Executive Director performance evaluation processes;
(iv)periodically review the Non-Executive Director on-boarding and induction process and make recommendations for change as required;
(v)oversee Non-Executive Director continuing educations programs (provided both internally and by approved external continuing education providers); and
(vi)review the composition, responsibilities, and appropriateness of the committees, their mandates and responsibilities and allocation of directors to the committees.
The role of the Governance and Nominations Committee does not extend to: the Chair of the Board or CEO succession, which shall be responsibilities of the full Board; and Board compensation, which shall be a responsibility of the Remuneration, People and Culture Committee.
The Governance and Nominations Committee will meet as frequently as required but not less than two times per financial year and will report to the Board following each meeting. The Company Secretary (or his or her delegate) is also the secretary of the Governance and Nominations Committee.
As of the date of this Circular, the Governance and Nominations Committee members are:
•Paul Benson (Chair);
•Ian M. Reid; and
•Sandra M. Dodds.
Each member of the Governance and Nominations Committee is independent within the meaning of NI 52-110.
Remuneration, People and Culture Committee
The key responsibilities of the Remuneration, People and Culture Committee are as follows:
(a)review and report to the Board on issues related to OceanaGold’s remuneration framework that may impact the Company's strategy, business, and reputation;
(b)review and report to the Board on the effects of legislative and regulatory developments relevant to this committee’s responsibilities, including statutory changes with significant cost or risk implications for the business; and

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

(c)review and report to the Board on people and culture matters affecting OceanaGold's strategy, reputation,

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and business operations, including developments in relevant legislation and regulatory regimes, shaping the
Company's culture and behavioral aspirations, building leadership and change capabilities, managing people-related risks and opportunities, tracking diversity and inclusion goals, and recommending people and culture strategies and policies aligned with OceanaGold’s strategic and annual business plans.
In discharging its responsibilities, the Remuneration, People and Culture Committee will:
(i)periodically review and recommend to the Board the approval of the remuneration framework for executives, the President and CEO, the Chair, and Non-Executive Directors, which includes assessing changes to compensation structures, key performance indicators for executive contracts, benchmarking remuneration practices, and overseeing superannuation and incentive plans;
(ii)approve external remuneration consultants, review the allocation of rights under incentive plans, ratify the allocation of securities, oversee succession plans, examine executive employment and severance arrangements, assess compensation practices for risk factors, and consider Shareholder feedback; and
(iii)review and recommend to the Board the alignment of the people and culture strategy with OceanaGold’s strategic plan, annual budget, and business plans, as well as review and suggest any necessary amendments to the people and culture policies applicable across the OceanaGold group.
The People and Culture Committee will meet as frequently as required but not less than three times per financial year and will report to the Board following each meeting. The Company Secretary (or his or her delegate) is also the secretary of the Remuneration, People and Culture Committee.
As of the date of this Circular, the Remuneration, People and Culture Committee members are:
•Craig J. Nelsen (Chair);
•Paul Benson;
•Sandra M. Dodds; and
•Linda M. Broughton.
Each member of the Remuneration, People and Culture Committee is independent within the meaning of NI 52-110.
Sustainability Committee
The Sustainability Committee assists the Board in furthering the Company’s commitments to a safe and healthy workplace and environmentally sound and responsible resource development. Specifically, the Sustainability
Committee monitors and provides oversight on the following key areas:
(a)OceanaGold’s strategy, policy and performance relating to health, safety and environment, climate change, external affairs, social performance, and sustainable development (collectively Sustainability or
Sustainability Matters);
(b)OceanaGold’s compliance with applicable legal and regulatory requirements for Sustainability Matters; and
(c)management of Sustainability-related strategies and risks, including climate change and activities related to targets to fulfil those strategies; and
(d)various other governance responsibilities relating to Sustainability Matters, including Sustainability assurance and performance reporting and closure planning.
In addition, the Sustainability Committee is tasked with the review, oversight, and recommendation to the Board for approval of Sustainability-related strategies, including climate change, and targets.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

In discharging its responsibilities, the Committee will:

Additional Information
(i)review and approve Sustainability policies, along with any amendments;
(ii)periodically review the efficacy of the plans and targets for Sustainability Matters; and
(iii)review and endorse internal assurance and audit activities and programs for Sustainability Matters.
As of the date of this Circular, the Sustainability Committee members are:
•Ian M. Reid (Chair);
•Paul Benson;
•Craig J. Nelsen;
•Alan N. Pangbourne; and
•Linda M. Broughton
Each member of the Sustainability Committee is independent within the meaning of NI 52-110.
Technical Committee
The Technical Committee’s purpose is to assist the Board in its reporting and oversight of the Company’s mineral resources and reserves, and technical activities in the following key areas:
(a)reporting of the quantity and quality of the Company’s mineral resources and reserves with respect to its material properties;
(b)the operating activities of the Company’s material mines, including production forecasts, budgets, life of mine plans and tailings storage facility performance;
(c)the Company’s technical activities relating to its material exploration and development projects; and
(d)management of technical risks.
As of the date of this Circular, the Technical Committee members are:
•Alan N. Pangbourne (Chair);
•Paul Benson;
•Craig J. Nelsen; and
•Linda M. Broughton
Each member of the Technical Committee is independent within the meaning of NI 52-110.
Board Effectiveness and Performance
Nomination for Directors
The Governance and Nominations Committee is responsible for identifying and recruiting new candidates for Board nomination and considering candidates proposed and submitted by Shareholders. The Governance and Nomination

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Committee maintains an evergreen list of potential nominees and analyzes the needs of the Board when vacancies

Additional Information
arise, ensures there is an appropriate selection process for new Board nominees in place, reviews the composition of the Board to ensure that it has an appropriate mix of skills and experience and conducts diversity analysis and makes recommendations to the Board for the election of the nominees to the Board.
In February 2025, the Board appointed Ms. Stefanie Loader as a Non-Executive Director after a thorough search process and interview of several candidates. Ms. Loader is a highly accomplished geologist and mining executive with a track-record in successful mining operations, mineral exploration and project development.
Succession Planning
The Board oversees the development of short-term and long-term succession plans for the Company’s directors and senior Management team. Since 2018, there has been a gradual refreshment of the Board, including the Chair and
President and CEO roles, and a number of new Executive Leadership Team members. Together this has enabled onboarding of new expertise, effective succession of key roles/skills and successful knowledge transfer.
To assist the Board, the Governance and Nominations Committee reviews succession planning for the directors
(other than the Chair, which is the responsibility of the Board) in light of the Company’s business strategy, the skills matrix of the Board required to carry out the strategy, gender, ethnicity and other diversity elements and the ability of individuals when identifying potential successors.
As of February 2025, with the appointment of Ms. Stefanie Loader as a Non-Executive Director, the Board now
includes 37.5% female representation. This aligns with the Company’s commitment made to increase overall female representation on the Board to at least 30%.
Skills Matrix
The Board considers that a diverse range of skills, experience and backgrounds is required on the Board to effectively govern the business. It determines and reviews from time to time the mix of skills and diversity that it looks to achieve in its membership. Having regard to the nature of the Company’s business, that mix includes financial, strategic, operational, regulatory, mining engineering and mine closure, predominantly in precious and base metals.
The Board adopted a skills matrix which it will use as a tool to assess the skills and experience of current directors, and those which the Board considers complement its capacity to carry out its functions and discharge its duties.
The Company recognizes that an effective board needs a group of people with an appropriate mix of skills, knowledge and experience that reflects industry and commercial expertise, governance skills, as well as OceanaGold objectives and strategic goals. Each director completes an annual self-assessment of their qualifications and experience. The Company considered a range of skills, and used a rating system from “1” – general skill level, “2” –
strong experience; and “3” – considerable capability and expertise.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

The following table summarizes the results of the self-assessment of OceanaGold’s Board members as of the date of

Additional Information
this Circular:

	Skills and Experience	Paul Benson	Ian Reid	Craig Nelsen	Sandra Dodds	Alan Pangbourne	Linda Broughton	Stefanie Loader	Gerard Bond
Skills and Core Capabilities	Mining	3	1	3	1	3	3	3	3
	Financial	2	2	2	3	1	1	1	3
	Capital Management	2	3	2	3	1	1	1	3
	Governance and Risk Management	3	3	2	3	2	2	2	3
	Government Relations and Regulatory Policies	2	2	2	1	2	3	2	3
	Executive Leadership	3	3	3	3	3	2	3	3
	Strategy	3	3	3	3	2	2	3	3
	Human Resources and Executive Compensation	2	3	3	2	2	1	2	3
	Health, Safety, Environment & Sustainability	3	3	2	2	3	3	3	3
	Technology and Innovation	1	2	1	2	3	2	1	2
	International	3	3	3	2	3	3	3	3
	Business Development	3	3	3	2	2	2	2	3
	Project Development	2	2	2	3	3	2	3	2
	Cyber Security	1	1	1	1	1	1	1	1
	Artificial Intelligence	1	1	1	1	1	1	1	1
Board Composition & Committees	Age	62 yrs	69 yrs	73 yrs	63 yrs	64 yrs	63 yrs	52 yrs	57 yrs
	Board Tenure	4 yrs	7 yrs	6 yrs	5 yrs	3 yrs	2 yrs	0 yrs	3 yrs
	Independence	✓	✓	✓	✓	✓	✓	✓	✓
	Memberships on Other Boards	-	✓	✓	✓	✓	-	✓	-
	Audit and Risk	✓	✓	-	✓	✓	-	(1)	-
	Remuneration, People and Culture	✓	-	✓	✓	-	✓		-
	Governance and Nominations	✓	✓	-	✓	-	-		-
	Sustainability	✓	✓	✓	-	✓	✓		-
	Technical	✓	-	✓	-	✓	✓		-
Note:
(1)Ms. Loader’s membership on the Board committees is to be confirmed.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Skills and Experience
1.	Mining
Technical and leadership experience in listed mining companies of similar size, with international operational assets and developing projects.
2.	Financial
Knowledge of financial accounting and reporting, and internal financial controls, including the ability to critically assess financial viability and performance of the organization.
3.	Capital Management
Experience in capital management strategies, including debt financing and capital raisings.
4.	Governance and Risk Management
Knowledge of international best practice governance standards; an ability to identify key risks to the organization, and monitor risk and compliance management frameworks and systems.
5.	Government Relations and Regulatory Policies
Experience in public and regulatory policies and management of impact on industry and the organization.
6.	Executive Leadership
Experience in the highest level of management responsible for setting and achieving organizational objectives, strategic planning and overall decision making with good business judgement.
7.	Strategy
Ability to identify and critically assess opportunities and threats, and develop effective strategies to achieve the organization’s visions and objectives.
8.	Human Resources and Executive Compensation
Appointment and evaluation of the performance of senior executives; experience in overseeing strategic human resource management including workforce planning, employee relations, organizational changes and compensation.

9.	Health, Safety, Environment and Sustainability
Experience related to health, safety, environmental, social responsibility, climate change and sustainability initiatives.
10	Technology and Innovation
Knowledge of the strategic use and governance of information technology and innovation.
11.	International
Experience with or strong understanding of international operations, economics, commodity trading and geopolitics, preferably in countries or regions where the organization is active.
12.	Business Development
Experience in identifying and implementing growth opportunities, and creating long-term value for the organization from investors, markets, and relationships.
13.	Project Development
Experience in successfully managing and delivering large-scale capital projects.
14.	Cyber Security
Knowledge and understanding of emerging cybersecurity and technology risks with training for, or experience navigating through, large-scale cyber incidents that may impact OceanaGold.
15.	Artificial Intelligence
Understanding of artificial intelligence strategies and their business applications; ability to guide AI integration to enhance efficiency, data analysis, and innovation.

Additional Information
Director Independence
The Board Charter requires the Board to assess the independence of the Company’s directors by reference to
Canadian Securities laws, including the independence requirements set out in NI 52-110 and the Principles.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the

Additional Information
Company. This requirement is also considered with the Principles and additional materiality considerations set by the
Board from time to time.
Notwithstanding any independence assessment, the Board takes steps to ensure that directors and executive officers seek to exercise independent judgment when considering transactions and agreements. It makes sure directors and officers are familiar with the laws concerning reporting of conflicts of interest and checks on any conflict of interest in matters at the start of each Board and committee meeting, and, where applicable because of a material conflict of interest, a director will declare their conflict, recuse themselves (if appropriate) and abstain from voting on the matter.
During the 2024 financial year, apart from Mr. Bond, who serves as the President and CEO, all other directors maintained their independence according to these criteria, thus ensuring a majority of independent, Non-Executive
Directors. The independent directors held private and closed sessions without non-independent directors and
Management at each scheduled Board meeting throughout the year.
As set forth above, the Board and the Corporate Governance and Nominations Committee considered the relationships of each of the eight director nominees, determining that seven out of the eight proposed nominees for election as directors qualify as independent, Non-Executive Directors.
Separate Individuals as Chair and CEO / Independent Chair
The roles of the Chair of the Board and the President and CEO of the Company are segregated to ensure their respective independence, accountability and responsibility. The Chair ensures the Board’s effective performance of its functions, including compliance with good corporate governance practices, and encourages and facilitates active contribution of directors in Board activities. Directors with different views are encouraged to voice their concerns and are allowed sufficient time for discussion of issues so as to ensure that Board decisions fairly reflect Board consensus. The Chair also ensures that all directors are properly briefed on issues arising at Board meetings and have received, in a timely manner, adequate information, which must be accurate, clear, complete and reliable. The
President and CEO, supported by the Executive Leadership Team, takes the lead in formulating OceanaGold’s overall strategies and policies, and is responsible for managing day-to-day operations of OceanaGold and executing the strategies and policies approved by the Board. The President and CEO is also accountable to the Board for the implementation of OceanaGold’s overall strategies and policies, and coordination of overall business operations.
Director Induction and Training
All new directors receive induction training and the Company Secretary is responsible for overseeing the director induction process.
Directors are entitled to seek independent professional advice, at the Company’s expense, to assist them in fulfilling their responsibilities, subject to obtaining the prior approval of the Chair. Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.
The table below is a summary of the continuing education program organized by OceanaGold for the directors in
2024:

Date	Topic	Presented/Hosted by	Attended by
February 2024	Climate Change Training	Ernst & Young (Canada & Australia)	All Directors
September 2024	Diversity & Inclusion Training	Ernst & Young (Canada & Australia)	All Directors
December 2024	Cybersecurity Training	Stikeman Elliott	All Directors

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Each Board member also attended various continuing education sessions on their own.

Additional Information
Board and Executive Performance
Board Performance Evaluation
The Board is committed to carrying out periodic performance evaluations and assessments of the Board, individual directors and committees of the Board. The Board used survey questionnaires for the 2024 annual assessments of the Board and Non-Executive Directors. The confidential and anonymous process includes the participation of both the Board and the Executive Leadership Team and is designed for open and frank feedback on the Board's collective effectiveness in their oversight of the Company as well as individual Non-Executive Directors’ contribution and performance. The evaluations and assessment outcomes were then discussed by the Chair with directors individually, and the Chair also provided feedback to the Executive Leadership Team.
The Board believes that all directors should attend all meetings of the Board and all meetings of each Committee of which a director is a member. Directors are invited to, and often attend Committee meetings on which they are not a member of. Independent directors meet without Management present at every Board, Committee and special meeting.
Board and Committee Meetings
In 2024, the Board met on six occasions. All members of the Board also have a standing invitation to, and regularly attend, all committee meetings. It is customary for the Chair to invite Company executives (including the CEO) to attend Board and committee meetings.
Each director who is a nominee for election attended 100% of all Board and committee meetings, of which they are a member, either in person or by teleconference in 2024, except for Ms. Loader, who was appointed as a Non-
Executive Director in February 2025. Please see the section entitled “Director Profiles” in this Circular.
Executive Performance Evaluation
The Remuneration, People and Culture Committee is responsible for reviewing and making recommendations to the
Board in respect of the performance measurement and remuneration of senior executives of the Company.
At the beginning of each year, performance objectives in the form of KPIs are set for Management for the ensuing year. Performance against these KPIs is periodically assessed throughout the year and then formally reviewed at the end of the year. Short-term incentives and adjustments to annual remuneration are then awarded based on individual performance against individual KPIs as well as the overall performance of the Company.
The Chair of the Board and the Chair of the Remuneration, People and Culture Committee also conduct an annual performance review of the President and CEO.
Sustainability Management and Environment, Social and Governance (ESG)
Our Approach to Sustainability
OceanaGold is committed to responsible mining, managing our impacts by continually reviewing and improving how we operate, and identifying opportunities to enhance value for the Company’s Shareholders and host communities from the earliest stages of mine planning.
The Company’s approach to responsible mining is planned and deliberate. Our focus in on maturing the practices that matter, to ensure its standards, processes and systems are fit-for-purpose and effective. The Company continues to take steps to improve and formalize its approach to sustainability. In early 2024, the Company commenced implementation of its new, three-year (2024–2026) Sustainability Strategy (Strategy). The Strategy aims to simplify, consolidate and mature our approach to sustainability. It is structured around four key pillars: health and safety;

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

external affairs and social performance; environment; and decarbonization and climate change. Each strategic pillar

Additional Information
has annual milestones and key deliverables to track performance and measure impact where it matters.
During the year, the Company continued to assess and improve understanding and management of its major risks, impacts and opportunities, with a focus on continuously improving its sustainability performance at its operations.
The Company continues to refine its systems and processes in 2025.
Sustainability Governance
The Board is responsible for approving the Company’s Sustainability (including ESG) related strategies, including climate strategy and targets and overseeing progress against those targets. The Board considers climate change related risks and OceanaGold’s climate change goals when reviewing and approving the strategies, and embedding decarbonization metrics in the corporate Scorecard that informs the STI for the ELT.
Further information in relation to the Sustainability Committee, please refer to the section entitled “Corporate
Governance Statement – Board Committees – Sustainability Committee” in this Circular.
Responsible Mining Framework and Integrated Management System
The Company’s Responsible Mining Framework (Framework) guides its business decisions and activities, committing the Company to high standards of governance and ethics. The Framework is supported by an Integrated
Management System and includes Board-endorsed policies covering key sustainability areas, including environment, climate change, human rights, external affairs and social performance, health and safety, fair employment, respect at work and anti-bribery and corruption.
As a member of the World Gold Council (WGC), the Company is committed to conforming with the Responsible Gold
Mining Principles (RGMPs) and the Conflict Free Gold Standard (CFGS) at all mining and processing operations it directly controls. Each year, the Company has its conformance independently assessed. The findings from the most recent independent assessment regarding both the RGMPs and CFGS are available in the Sustainability section of the Company’s website.
Sustainability Performance
The Company STI plan is based on a Scorecard that contains a defined list of KPIs used to assess and incentivize the Company’s group-wide performance. In 2024, sustainability-related measures accounted for over one-third
(36.25%) of the overall weighting of the 2024 Scorecard, incentivizing the Company’s performance on Safety, Health,
Environment, Energy and Carbon, Social Performance, and Culture.
Overall, the annual Scorecard outcomes affect the annual bonus outcomes for the ~1,000 employees who are STI eligible, to varying degrees based on their organization levels. With the Scorecard representing 100% of the CEO’s
STI and 80% of the Executive Leadership Team’s STI, there is explicit recognition of the importance of overall
Company performance and, in particular, sustainability-related matters as a driver of value protection and value creation.
Each year, we publish an Annual Sustainability Report and ESG data-set related to the Company’s sustainability performance, including disclosure on its operational greenhouse gas emissions and other climate change related matters. The Sustainability Report is prepared with reference to the Global Reporting Initiative (GRI) Standards and
the GRI G4 Mining and Metals Sector Disclosures. Select sustainability metrics disclosed, including the Company’s greenhouse gas emissions (GHG) and energy data, receive third-party limited assurance.
Further information in relation to the Company’s sustainability governance, strategies, impact and risk management, and performance is outlined in its Annual Sustainability Report available in the Sustainability section of the
Company’s website and Interactive ESG Data Centre available in the Sustainability section of the Company’s website.
Climate Change and Decarbonization
OceanaGold remains committed to responsible climate change and GHG emissions management across all business activities. In 2024 we focused on progressing the key priorities established in our multi-year Climate Change Strategy,
8 The TCFD (Taskforce for Climate Related Disclosures) has now been replaced by the ISSB / IFRS S2 framework.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

in support of our goal to maintain decarbonization momentum at sites, whilst building robustness in our processes

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and approach in alignment with the four TCFD8 pillars for governance, strategy, risk management, metrics.
OceanaGold’s decarbonization efforts in 2025 will continue to focus on the projects that are material decarbonization levers for the Company.
Net Zero Commitment
In alignment with the objectives of the Paris Agreement, the Company established a goal of net zero operational GHG emissions (Scope 1 and 2) by 2050. The Company is striving to decarbonise its operations in alignment with an interim goal, approved by the Board in February 2022, to reduce emissions intensity by 30% by 2030 from 2019 baseline year. In support of this goal, each operational site prepares and implements an annual Energy and GHGs
Emissions Reduction Management Plan. These plans outline identified opportunities for energy and GHG emissions reduction and decarbonizing mobile equipment and electricity supply.
In 2024, the Company also progressed review of its existing climate-related metrics and to test their robustness and assess opportunities to strengthen the foundation, systems and processes that support the Company’s interim 2030 target and approach. Any updates or changes to the Company’s current targets resulting from this review will be captured within and will inform the development of the Company’s first Climate Transition Plan, which is planned for
Board consideration in 2025.
TCFD Alignment & Consideration
The Company’s Climate Change Strategy is aligned to the Climate-related Financial Disclosures (TCFD)
recommendations, which are now incorporated in the new International Sustainability Standards Board – S2 Climate-
related Disclosure Standards (ISSB S2). The Climate Change Strategy anticipates and prepares the Company for preparing for mandatory climate reporting in the jurisdictions in which it operates.
The Company assesses climate change risks using scenario analysis and applying its Risk Management Framework.
The impacts of climate change and current climate-related legislation on the financial statements involves significant judgement and key estimates. The assessment of risks and impacts is ongoing and the Company considers several areas, including:
(a)Transition Risks – such as policy or regulatory change and uncertainty impacting permitting, land access or closure conditions, the availability of suitable mining technology solutions and access to commercially feasible renewable energy solutions;
(b)Physical (Acute and Chronic) Risks – such as supply chain interruptions, grid reliability, access to water, water balance considerations, and/or new workplace exposures;
(c)Legal Risks – such as litigation in relation to targets, disclosures, mitigation or adaptation planning and target setting; and
(d)Stakeholder Risks – such as shareholder ESG activism, stakeholder conflict from changing land use or climate related events, or community activism interrupting operations or development projects.
Human Rights and Modern Slavery
The Company respects the human rights of all people affected by its business activities in alignment with the United
Nations Universal Declaration of Human Rights and Voluntary Principles on Security and Human Rights. Recognizing
the importance of human rights and the complex challenge of modern slavery, the Company’s efforts are dedicated to identifying, preventing and mitigating potential violations within its sphere of influence. This commitment extends throughout the Company’s operations and supply chains.
Each year, the Company publishes a Modern Slavery Statement, which is available in the Sustainability section of the
Company’s website.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Implementation and Oversight

Additional Information
OceanaGold conducts Company-wide training on sit human rights commitments and expectations and for identifying and responding to potential human right breaches. The responsibility for managing the risks associated with human rights and modern slavery lies with the senior Management. OceanaGold fosters a culture of transparency and accountability, encouraging employees, suppliers, and business partners to report any concerns in accordance with the Whistleblower Policy.
The implementation of human rights due diligence processes underpins the Company’s commitment to the United
Nations Guiding Principles for Business and Human Rights and guides the effective management of potential human rights risks. OceanaGold remains a member of the United Nations Global Compact Network Australian (UNGC) and
has representation on the UNGC Modern Slavery, Community of Practice.
Diversity and Inclusion
The Company is committed to building a caring and inclusive organization, including providing opportunities and workplace arrangements that accommodate the needs of individuals from all backgrounds. The Company is also committed to pay equity and a working environment conducive to the needs of its workforce. The Company will continue to respect the unique characteristics of its workforce and the unique experience that each individual brings to the workplace.
Fair Employment Policy
The Company has a Fair Employment Policy reflecting its ongoing efforts and commitment to, developing and maintaining a merit-based culture where everyone feels they are treated fairly and are safe to speak up. The Fair
Employment Policy is available in the Corporate Governance section of the Company’s website.
Diversity
The Company’s Fair Employment Policy also aims to increase diversity through the establishment of program and measurable goals. To support the Company’s diversity objectives at the Board level, the Governance and
Nominations Committee will, when identifying and considering the selection of candidates for election to the Board, give consideration to: the level of representation of women on the Board; and diversity criteria other than gender, including age, ethnicity and geographical background of the candidate.
Board
Ms. Stefanie Loader was appointed a Non-Executive Director of OceanaGold on February 20, 2025. As a result, the
Board now has 37.5% female representation.
Management
The Company also has three female members of the Executive Leadership Team: Ms. Megan Saussey, Executive
Vice President & Chief Sustainability Officer, Ms. Liang Tang, Executive Vice President, General Counsel and
Company Secretary and Ms. Michelle Du Plessis, Executive Vice President, Chief People & Technology Officer (three out of nine members during 2024, or 33.3% female representation).
At an operational level, the Company has identified various pathways to improve gender diversity, such as inclusive mine operations, competitive parental leave benefits, part-time operator roles, scholarships, leadership training to all aspiring managers and managers, and increased flexible working arrangement practices.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

In 2024, women accounted for approximately 19% of the entire workforce at OceanaGold, consistent with 2023. The

Additional Information
table below has been updated as of December 31, 2024.

	Female	Male	Total	Total % of all Employees	Gender
					Female	Male

President & CEO / Executive Leadership Team	3	6	9	0.32%	33%	67%
Asset President / Senior Vice President	2	7	9	0.32%	22%	78%
Vice President / Head of (Function) / Department Manager	18	38	56	1.97%	32%	68%
Manager / Director / Principal / Superintendents / Senior Professional	99	221	320	11.26%	31%	69%
Supervisor & Professionals	156	389	545	19.18%	30%	70%
General Staff (Frontline / Business Support / Operator / Trade, Non-Supervisor)	261	1641	1902	66.95%	14%	86%
Totals	539	2302	2841	100%	19%	81%
Continuous Efforts in Promoting Diversity Beyond Gender
The Company is making continuous efforts to achieve a more diverse and inclusive Board. The Company’s commitment to ethnic diversity is reflected in its past board appointments, notably, the appointment of Mr. Jose
Leviste Jr., a Philippine national, who served on the board of the Company for nearly a decade from December 2007 until June 2018. The Governance and Nominations Committee will continue to identify candidates from diverse backgrounds in the consideration of future Board appointments.
Diversity at OceanaGold Subsidiary
The Company’s 80% owned subsidiary, OceanaGold Philippines, Inc (OGPI), which holds the mining rights to the
Didipio mine, became listed on The Philippine Stock Exchange in May 2024. As part of the listing process, the
Company appointed a diverse Board with strong gender and ethnic representations, including: four out of eight directors are female, representing 50% of the OGPI board; and five out of eight directors are ethnically diverse, representing 62.5% of the OGPI board.
The experience and local insights of the OGPI board reflect the rich diversity and expertise they bring to the
Company’s operations in the Philippines and underscore the Company’s recognition and commitment to inclusivity at every level.
Cybersecurity Framework
At OceanaGold, the integrity and security of the Company’s data and IT systems are critical. The Company employs a comprehensive approach to cybersecurity, emphasising proactive risk management, compliance with regulatory standards, and fostering a security-aware culture among our employees.
Implementation and Oversight
Cybersecurity oversight is part of the Company’s corporate governance, led by the Audit and Risk Committee, with strategic guidance from the Chief People and Technology Officer and operational delivery by the Senior Vice
President Digital Technology. This multi-tiered governance structure ensures that cybersecurity remains a top priority, with strategic and operational roles clearly defined. The Board endorses the overarching cybersecurity strategy and ensures alignment with business objectives, while the Audit and Risk Committee oversees the implementation of cybersecurity measures, monitoring their effectiveness and compliance.
Cybersecurity updates are provided to the Audit and Risk Committee quarterly. These reports are provided by the
Digital Technology function and detail the current cyber risk landscape, the effectiveness of the Company’s

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

implemented security measures, and any incidents or breaches, ensuring the Audit and Risk Committee’s ongoing

Additional Information
awareness of the Company’s cybersecurity position.
Continuous Cybersecurity Efforts
Employee training and awareness are critical components of the Company’s cybersecurity framework, designed to equip employees with the knowledge and skills to identify and mitigate cyber threats. Mandatory and regular training is required of all employees, covering fundamental cybersecurity principles and Company specific policies. For roles with heightened security responsibilities or following identified security lapses, specialized training is provided to address specific vulnerabilities.
Artificial Intelligence (AI) Governance and Risk Management
The governance of AI technologies at OceanaGold is integrated into the Company’s cybersecurity framework. This integration is crucial for managing associated risks effectively, such as data leakage and the potential inaccuracies generated by AI systems. The Company’s approach is multifaceted and includes several key strategies. First, the
Company provides user guidance alongside deploying new data protection technologies. These technologies are designed to detect and block any unauthorized transfer of Company data to public data pools. Secondly, the
Company employ managed, 'sandboxed' implementations of AI technologies. This ensures that these powerful tools are used within controlled environments where compliance and oversight are strictly enforced. Additionally, the Digital
Technology Steering team conducts regular reviews to ensure that the use of AI is in strict alignment with the
Company’s cybersecurity goals and overall business objectives. This proactive stance is critical in ensuring that AI technologies are deployed responsibly, thereby enhancing the Company’s cybersecurity capabilities and safeguarding against emerging threats and vulnerabilities.
Ethical and Responsible Decision-Making
Code of Conduct
OceanaGold’s Code of Conduct describes the Company’s commitment to our Values and conducting its activities ethically, safely and responsibly. It applies to everyone at OceanaGold: directors, employees, contractors and anyone acting on the Company’s behalf and it gives practical guidance on expected behaviours. A copy of OceanaGold’s
Code of Conduct is available in the Corporate Governance section of the Company’s website.
This is supplemented by formal policies and procedures in relation to matters such as continuous disclosure, securities trading, health and safety, anti-corruption, environment and community, discrimination, respect at work
(including harassment and bullying), diversity and equal opportunity. The Board monitors compliance with the Code of
Conduct through internal auditing, reporting on material incidents raised via the Code of Conduct Hotline mechanism, and review of various measures, including the gifts and conflicts registers, safety performance and environmental performance monitoring. The relevant member of the Executive Leadership Team, together with the President and
CEO, is responsible for informing the Board or relevant Board committee of any identified material breaches of the
Code of Conduct.
In 2023, the Company launched its enhanced Code of Conduct which included integrating the Company’s Purpose,
Vision and Values and more detailed guidance on expected behaviours. The Code of Conduct is a practical guide for everyone at OceanaGold and helps to guide the workforce in its decision-making and is supportive of the Values. The launch of the Code of Conduct was supported by initiatives to improve awareness and engagement with work to embed the enhanced Code of Conduct ongoing, including the development of a scenario-based Code of Conduct e-
learning module, released in 2024.
Additionally, to support transparency, alignment and collaboration with suppliers, the Company released a Supplier
Code of Conduct as part of its ongoing commitment to safe, ethical and responsible business practices. This Supplier
Code of Conduct sets out how the Company expects its suppliers to work with it and includes principle-based guidance on key sustainability topics such as health and safety, environment, communities, and Indigenous Peoples.
A copy of the Supplier Code of Conduct is available in the Corporate Governance section of the Company’s website.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Whistleblower Policy

Additional Information
OceanaGold’s Whistleblower Policy describes the process for reporting concerns about potential misconduct (being misconduct or an improper state of affairs or circumstances about OceanaGold and its related entities, which can include a serious breach of the Code of Conduct or the Company’s Values). It also sets out how the Company handles these reports, including protections available to whistleblowers. The policy applies across the Company’s operations and to disclosures by any individual who is or has been an officer or employee of OceanaGold, a supplier of goods or services to OceanaGold (and their employees), an associate or contractor of OceanaGold or a relative, dependant or spouse of the above, and members of the community.
The purpose of the Whistleblower Policy is to: encourage individuals to report concerns about potential misconduct without fear of retaliation; and set out the Company’s framework for managing reports in a lawful, fair, consistent and timely manner.
The policy provides for the reporting of potential misconduct to nominated persons (including whistleblower protection officers, members of the Executive Leadership Team, or Legal and Business Integrity Teams) or the Code of Conduct
Hotline service. The Board or a committee of the Board is informed of various protected disclosures received under the policy. A copy of the Whistleblower Policy is available in the Corporate Governance section of the Company’s website.
Anti-Corruption Policy
OceanaGold is committed to complying with all relevant anti-bribery and anti-corruption laws and regulations and has zero tolerance for bribery, corruption and fraud in any form, including, direct or indirect, public sector or private bribery, facilitation payments, secret commissions, kickbacks, theft, or other related improper conduct such as breach of applicable sanctions and money laundering (Corrupt Practices). The Company’s Anti-Corruption Policy and Anti-
Bribery and Anti-Corruption Standard set out the responsibilities of all OceanaGold directors, employees, contractors, consultants, agents, and anyone representing or acting on behalf of the Company or its subsidiaries, and provide guidance on how to uphold the Company’s position on Corrupt Practices.
The Company’s in-house training aligns to the Anti-Corruption Policy and Standard. Relevant roles are required to undertake periodic anti-bribery and anti-corruption training. Anti-bribery and corruption champions have also been appointed at each of the Company’s operations.
The Company encourages all employees and associates to report any suspected violations or potential issues relating to Corrupt Practices internally or via the independently-operated Code of Conduct Hotline.
The Board also encourages a culture of ethical business conduct and integrity through its formal meetings and informal discussions with Management. The Board believes that a strong and consistent tone from the top from the
Management team regarding the importance conducting the Company’s business ethically promotes an ethical culture. The President and CEO and the Executive Vice President, General Counsel and Company Secretary, are
both responsible for informing the Board or relevant Board committee of any material incidents of bribery or corruption.
In 2024, the Company refreshed and published its Anti-Corruption Policy and Anti-Bribery and Anti-Corruption
Standard to enhance its guidance in how it prevents, detects and addresses Corrupt Practices. The Company also commenced updating its in-house training to reflect the refreshed Anti-Corruption Policy and Standard, to be released in 2025. A copy of the Anti-Corruption Policy and Anti-Bribery and Anti-Corruption Standard is available in the
Corporate Governance section of the Company’s website.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Risk Management and Recognition
Risk Management
The Board is responsible for risk oversight and management assurance, and is assisted in the discharge of its responsibilities in relation to risk by each of the Audit and Risk Committee (in relation to group risk management policies framework, including oversight of risk reporting, and financial risk management), the Sustainability Committee
(in relation to sustainability risks), Remuneration, People and Culture Committee (in relation to people and culture

Additional Information
risks) and the Technical Committee (in relation to technical risks).
The Company’s risk management framework includes various internal controls and written policies, such as policies and standards regarding risk management, authority levels for expenditure, commitments and general decision making, and policies and procedures relating to health, safety and environment designed to ensure a high standard of performance and regulatory compliance. Management maintains risk registers which document key risks facing the organization and each of the sites.
The Company implements a risk management process aligned to the international standard for Risk Management,
ISO31000:2018, and, as part of this, undertakes various risk reviews to identify, assess and determine control strategies for potential business risks.
For more information on material risks, please refer to the Company’s latest Annual Information Form dated March
31, 2025, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in the Investor Centre section of the Company’s website.
Internal Audit
The Company’s internal audit function performs independent risk-based reviews of financial and non-financial processes, including related controls, and assesses their effectiveness within the organization. Internal audit executes an annual audit plan, as approved by the Audit and Risk Committee, with plan progress reported on a quarterly basis.
The Head of Internal Audit reports to the Chair of the Audit and Risk Committee and, administratively, to the Executive
Vice President and CFO.
The function’s remit includes recommendations for improvement in systems, processes and controls to mitigate related risks. Internal Audit reports, which highlight key findings and recommendations, are provided to Management and the Audit and Risk Committee. Internal Audit follows up and reports on progress of Management action plans arising from prior reviews.
Shareholder Engagement
Investor Relations
Shareholders are given the option to receive communications from and send communications to the Company and its security registrar, Computershare, electronically. Shareholders are also encouraged to contact the Company via its website at www.oceanagold.com, which has a dedicated Contact Us page. Shareholders can also contact Investor
Relations via email at IR@oceanagold.com
The Company is committed to engaging in constructive and meaningful communication with Shareholders. It communicates with the public and Shareholders through a variety of channels, including annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences in a timely manner. The
Company holds quarterly and annual financial and operating webcasts which are open to all, and also holds periodic management investor presentations outside of the quarterly webcasts. Each year, Shareholders are able to participate and vote on the Company’s approach to executive compensation, as described in this Circular.
Shareholder Feedback and Concerns
Management and the Board have taken additional steps to create opportunities for Shareholder engagement, including occasional directors’ participation in meetings with Shareholders.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Shareholders may also provide feedback to the Board in writing to the Chair through the Company Secretary at the

Additional Information
address set out below. Shareholders may also communicate directly with the Non-Executive Directors by writing to the Chair or a committee chair through the Company Secretary (or head of Investor Relations) as set out below:
Company Secretary
Attention: Liang Tang
OceanaGold Corporation
Suite 1020
400 Burrard Street
Vancouver BC V6C 3A6
Canada
Email: companysecretary@oceanagold.com
Investor Relations:
Attention: Brian Martin, Senior Vice President, Business Development & Investor Relations
Email: ir@oceanagold.com
Additional Information
Additional information relating to the Company is available under the Company’s profile on SEDAR+ at
www.sedarplus.ca. Financial information is provided in the Company’s comparative annual financial statements and
Management’s Discussion & Analysis for its most recently completed financial year. Copies of the Company’s financial statements and Management’s Discussion & Analysis can be obtained by contacting the Company Secretary at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. Copies of such documents will be provided to Shareholders free of charge.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

6. ADDITIONAL INFORMATION

Additional Information

WHERE TO FIND IT

Performance of Common Shares – Total Return Index Value .............	80

Currency Table ............................................................................................	81

Miscellaneous ..............................................................................................	81

Schedule A – Board Charter .....................................................................	A-1

Schedule B – Updated Articles .................................................................	B-1

Schedule C – Reporting Package ............................................................	C-1
Performance of Common Shares – Total Return Index Value
The Common Shares trade on the TSX under the symbol “OGC”. Assuming an initial investment of C$100, the following graph illustrates the cumulative TSR on the Common Shares relative to the cumulative total return on the
S&P/TSX Composite Index (TRSPTTGD), as well as the VanEck Vectors Gold Miners ETF (GDX), the VanEck
Vectors Junior Gold Miners ETF (GDXJ) and Toronto Global Gold Index (XGD) for the period of January 1, 2020 to
December 31, 2024, assuming reinvestment of dividends.

	Investment Jan. 1, 2020	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2024
OceanaGold Corporation	$100	$96	$86	$101	$101	$159
VanEck Vectors Gold Miners ETF (GDX)	$100	$124	$112	$102	$112	$124
VanEck Vectors Junior Gold Miners ETF (GDXJ)	$100	$130	$103	$88	$94	$109

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

	Investment Jan. 1, 2020	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2024
TSX Global Gold Index (XGD)	$100	$121	$114	$111	$115	$137
S&P/TSX Composite Index (TSX Comp)	$100	$102	$124	$114	$123	$145

Additional Information
Currency Table
Unless otherwise indicated, references in this Circular to “CA$” or “Canadian dollars” are to the lawful currency of
Canada, references to “$”, “US$” or “United States dollars” are to the lawful currency of the United States, references to “A$”, “AUD”, “AU$” or “Australian dollars” are to the lawful currency of Australia and references to “NZ$” or “New
Zealand dollars” are to the lawful currency of New Zealand.

		AU$:US$	CA$:US$	NZ$:US$	PHP:US$
2024	End rate	0.6188	0.6951	0.5594	0.0172
	Average rate	0.6574	0.7285	0.6029	0.0174
	High	0.6913	0.7553	0.6349	0.0181
	Low	0.6187	0.6922	0.5594	0.0169
2023	End rate	0.6812	0.7538	0.6318	0.0180
	Average rate	0.6633	0.7405	0.6128	0.0179
	High	0.7137	0.7618	0.6506	0.0186
	Low	0.6296	0.7205	0.5802	0.0176
2022	End rate	0.6813	0.7378	0.6350	0.0179
	Average rate	0.6947	0.7688	0.6358	0.0184
	High	0.7579	0.8015	0.6978	0.0196
	Low	0.6199	0.7202	0.5562	0.0169
Miscellaneous
Indebtedness of Directors and Executive Officers
During the most recently completed financial year and as at the date hereof, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the
Company.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Except as otherwise set out herein, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other

Additional Information
than the election of directors.
Management Contracts
Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.
Related Party Transactions
The Governance and Nominations Committee reviews related party transactions and investments involving the
Company and its directors. In considering related party transactions, the Governance and Nominations Committee will assess the materiality of such transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction.
When considering related party transactions, the Governance and Nominations Committee generally considers related parties to include (a) any director or executive officer of the company, (b) a close family member of a director or executive officer, or (c) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or for which the director or executive officer or a close family member has significant influence over.
Related party transactions that are in the normal course are subject to the same process and controls as other transactions. This means they are subject to the standard approval procedures and oversight but will also be considered by the Governance and Nominations Committee for reasonability.
Interest of Informed Persons in Material Transactions
To the best of the Company’s knowledge, no informed person of the Company, proposed director nominees or any associate or affiliate of the foregoing persons, has or had any interest, direct or indirect, in any material transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein. An informed person includes any director, executive officer of the Company or its subsidiaries and any director or executive officer of a 10% holder of voting shares, any proposed nominee for director, and any associate or affiliate of any of these persons or companies.
Corporate Cease Trade Orders or Bankruptcies
No proposed director of the Company is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company)
that:
(a)was the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an
Order) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to such an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the company that is the subject of the order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No proposed director of the Company is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Individual Bankruptcies

Additional Information
No proposed director of the Company has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
Penalties or Sanctions
No proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding to vote for a proposed director.
Cautionary Note Regarding Non-IFRS Financial Measures
The Company has included certain non-IFRS financial measures in this Circular commonly used in the mining industry, including Net Profit, Free Cash Flow, AISC per ounce sold and EBITDA to supplement its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS). Non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, and therefore may not be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by some investors to evaluate
OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS. Readers should refer to the MD&A under the heading “Non-IFRS Financial Measures” and financial statements for the quarter and full year ended December 31, 2024, which are available under the Company’s profile on SEDAR+ at
www.sedarplus.ca and on the Company’s website at www.oceanagold.com.
Cautionary Note Regarding Forward-Looking Statements
Certain information and statements in this Circular are considered "forward-looking information" or "forward-looking statements" (collectively, forward-looking statements) as those terms are defined under Canadian securities laws, which may include, but is not limited to, statements with respect to: the Company’s future financial and operating performance; its mining projects; the future price of gold, copper and silver; the payment of dividends; statements related to the Company’s share buyback program under the NCIB; and business prospects and opportunities of
OceanaGold and its related subsidiaries. All statements in this Circular that address events or developments that the
Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”,
“expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”,
“anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All statements other than statements of historical facts included in this Circular constitute forward-looking statements, including but not limited to statements regarding: the Company’s plans, prospects and business strategies; its expectations regarding the results of operations; and business prospects and opportunities of
OceanaGold and its subsidiaries. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “plans”, “expects”, “projects”, “is expected”, “budget”, “scheduled”, “potential”,
“estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates”, “goal”, “with the intent”, “strategy”, or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the
Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties or factors include those factors identified and described in more detail in the “Risk Factors” section in the Company’s
Annual Information Form dated March 31, 2025, and the Company’s other filings with Canadian securities regulators, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

www.oceanagold.com. This list is not exhaustive of the factors that may affect the Company’s forward-looking

Additional Information
statements, and other factors may cause actual performance to differ from that anticipated, estimated or intended.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby;
the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The
Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Shareholder Proposals
Pursuant to Section 187 of the BCBCA, any notice of a Shareholder proposal intended to be raised at the AGM to be held during 2026 must be submitted to the Company at its registered office, on or before March 4, 2026, to be considered for inclusion in the management information circular for that annual general meeting of shareholders.
Additional Information
Additional information relating to the Company is available under the Company’s profile on SEDAR+ at
www.sedarplus.ca. Financial information is provided in the Company’s comparative annual financial statements and
Management’s Discussion & Analysis for its most recently completed financial year. Copies of the Company’s financial statements and Management’s Discussion & Analysis can be obtained by contacting the Company Secretary at Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. Copies of such documents will be provided to Shareholders free of charge.
A – 1

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Schedule A – Board Charter

Additional Information
OCEANAGOLD CORPORATION
(“OceanaGold”)
BOARD CHARTER
1.INTRODUCTION
1.1The purpose of OceanaGold is to mine gold for a better future:
(a)The vision of OceanaGold is to be a company that people trust, want to work for and partner with, supply and invest in, to create value.
(b)The Board is accountable to shareholders for the performance of OceanaGold.
1.2The primary role of the Board of Directors of OceanaGold (the Board) is to:
(a)Provide leadership and demonstrated best practice “tone from the top” in its decision making and actions.
(b)Define OceanaGold’s purpose and set its strategic objectives.
(c)Effectively monitor and govern the business and affairs of OceanaGold on behalf of shareholders, ensuring that Management provides it with accurate, timely and clear information to enable the Board to perform its responsibilities.
(d)Be willing to challenge and hold Management to account.
(e)Ensure that OceanaGold’s overall business is conducted in accordance with best practice governance principles, in a lawful, ethical and socially responsible manner, within the values, code of conduct, budgets and risk appetite set by the Board and that builds the reputation and good standing of OceanaGold amongst its stakeholders.
(f)Act at all times in the best interests of OceanaGold.
2.KEY RESPONSIBILITIES
The key responsibilities of the Board (and, where the context requires, powers reserved for its decision) in fulfilling its role are set out below.
2.1Purpose, strategic planning and policy setting
(a)Define OceanaGold’s purpose and effectively monitor the achievement of that purpose.
(b)In conjunction with Management, adopt a strategic plan for OceanaGold, including general and specific goals.
(c)Review performance to confirm that actual results are aligned with that plan and ensure that the strategic planning process is conducted on a regular basis.
(d)Establish policies to support the achievement of OceanaGold’s purpose and the implementation of the strategic plan.
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OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

2.2Financial Management

Additional Information
(a)In conjunction with Management, evaluate, approve and monitor the extent of compliance with OceanaGold’s annual budgets and business plans, as well as its balance sheet management and funding strategy.
(b)Approve operating and capital expenditure, acquisitions and divestments, joint ventures and other investments or transactions above specified limits.
(c)Oversee the integrity of OceanaGold’s accounting and corporate reporting systems, including external and internal audit, and select and recommend any change of external auditors at shareholder general meetings.
(d)Approve the dividend policy and determine dividends.
(e)Approving annual financial statements and related financial disclosure documents.
2.3Risk Management
Ensure that OceanaGold has in place an appropriate risk management framework and monitor the effectiveness of that risk management framework.
2.4Executive Management
(a)Oversee Management in its achievement of OceanaGold’s strategic objectives, the implementation of its business plans, the instilling of core values and OceanaGold’s performance generally
(b)Oversee the appointment of the President & Chief Executive Officer.
(c)Oversee succession planning for the President & Chief Executive Officer, other senior executives and the Company Secretary and regularly review their individual performance.
(d)Ensure that OceanaGold’s remuneration, people and culture frameworks are aligned with
OceanaGold’s purpose, values, strategic objectives and risk appetite, and is sufficient to attract, retain and motivate high calibre senior executives and align their interests with the creation of value for shareholders over the short, medium and longer term.
2.5Governance
(a)Periodically review and approve OceanaGold’s statement of core values and code of conduct to underpin the desired culture within OceanaGold.
(b)Regularly review Board and Board Committee structure, composition, performance and succession plans.
(c)Oversee OceanaGold’s process for making timely and balanced disclosure of all material information to its stakeholders.
(d)Set and monitor OceanaGold group policies that ensure OceanaGold:
•complies with the law and regulatory requirements, its core values and code of conduct and ensures that any material misconduct that is inconsistent with the values or code of conduct is raised with the Board;
•conducts its business and activities in a manner consistent with best practice standards of corporate, financial and ethical behaviour;
•builds the reputation and good standing of OceanaGold amongst its stakeholders;
and
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OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

•instils a well-balanced, robust and sustainable corporate culture.

Additional Information
These key responsibilities of the Board are in addition to, and not in derogation of, any other responsibilities or duties of the Board and its Directors proscribed by OceanaGold’s constitutional documents or under any applicable law or stock exchange listing rules.
3.BOARD STRUCTURE
3.1Independent Directors
The Board will always be composed of a majority of non-executive Directors who are
“independent directors” in accordance with applicable laws or stock exchange listing rules.
3.2Chairman of the Board
(a)The Board will select one of its members to be Chairman as required in accordance with applicable laws.
(b)Key responsibilities of the Chairman are:
•leading the Board in its roles and responsibilities;
•chairing Board and shareholder meetings effectively and efficiently;
•fostering a culture of fairness, openness, debate, respect and collegiality in Board deliberations;
•ensuring the Board behaves in accordance with its rules, protocols and code of conduct;
•facilitating the effective contribution of all Directors;
•promoting constructive and respectful relations between Directors and between the
Board and Management;
•ensuring that the Board is high performing and operates effectively to the highest governance standards including considers the right matters properly and carefully, spends sufficient time on pertinent issues and comes to clear decisions;
•in consultation with the President & CEO and the Company Secretary, establishing the Board meeting timetable and agreeing the agenda for each meeting;
•ensuring that decisions of the Board are properly implemented;
•when appropriate, facilitating the meeting of non-executive Directors without the presence of Management;
•being the primary point of contact between the Board and the President and Chief
Executive Officer;
•in consultation with the President & Chief Executive Officer, representing
OceanaGold and the Board in meetings with stakeholders including public relations and investor relations activities;
•ensuring that decisions of the Board are properly implemented;
•when appropriate, facilitating the meeting of non-executive Directors without the presence of Management;
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OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

•being the primary point of contact between the Board and the President and Chief

Additional Information
Executive Officer; and
•in consultation with the President & Chief Executive Officer, representing
OceanaGold and the Board in meetings with stakeholders including public relations and investor relations activities.
3.3Lead Director
(a)In the event that the Chairman is not “independent”, the Board shall appoint an independent non-executive Director as a Lead Director.
(b)The Lead Director will:
•enhance the ability of the Board to act independently of Management;
•when appropriate, convene and chair meetings of the independent Directors so as to ensure that the independent Directors have an adequate opportunity to discuss issues affecting shareholders;
•serve as a spokesman for the independent Directors in discussions with relevant stakeholders;
•review and endeavour to resolve conflict of interest issues with respect to the Board as they arise;
•act as a communication channel between the Chairman and the independent
Directors on sensitive issues;
•in collaboration with the Chairman, provide guidance so as to ensure the Board successfully carries out its duties; and
•perform any additional duties as requested by the Board.
3.4Expectations of Directors
(a)Each Director will not allow his or her personal interests to take priority over
OceanaGold’s interests in carrying out their duties as a Director.
(b)Each Director will debate issues openly and constructively and will question or challenge the opinions presented at meetings when and where they feel the need to do so in a respectful and constructive manner.
(c)Each Director is expected to actively participate in, utilise their range of relevant skills, knowledge and experience, and apply their personal judgment to all matters discussed at
Board meetings.
(d)Each Director will strive to attend Board meetings in person.
(e)Each Director shall continually evaluate the number of Boards on which he or she serves and ensure that he or she can give the time and attention to detail required to properly fulfil their duties as a Director of OceanaGold.
(f)An executive Director shall not accept appointment to a Board of any listed or non-listed entity outside the OceanaGold group of companies without the prior approval of the
Chairman.
(g)Each Director acknowledges that all proceedings and deliberations of the Board and its
Committees are strictly confidential and that a Director will be expected to resign if he or she commits a breach of this confidentiality, unless that disclosure has been authorized
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OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

by OceanaGold or is required by applicable law or stock exchange listing rules, and

Additional Information
otherwise comply with OceanaGold’s Directors’ Code of Conduct.
3.5Board Committees
(a)The Board has established the following standing Committees to assist it in the discharge of the Board’s role and responsibilities.
Audit and Risk Committee
This Committee must be comprised entirely of independent non-executive Directors, be not less than three in number, and assist the Board in assessing the quality and integrity of OceanaGold’s financial statements, oversight of risk management reporting and internal controls and compliance with legal requirements affecting OceanaGold, the internal audit process and its outcomes, as well the appointment and activities of the external auditor.
Remuneration, People and Culture Committee
This Committee must be comprised entirely of independent non-executive Directors, be not less than three in number, and assist the Board in overseeing the human resources strategy, Board and employee remuneration framework, organisational culture, aspirational behaviours and employee experience as well as President & Chief Executive
Officer and senior executive succession planning.
Sustainability Committee
This Committee must be comprised of not less than three independent non-executive
Directors and assists the Board in the effective discharge of its responsibilities in relation to safety, health and environmental and community matters arising out of the activities of
OceanaGold as they affect employees, contractors, visitors, the environment and the communities in which OceanaGold operates.
Governance & Nominations Committee
This Committee must be comprised of not less than three independent non-executive
Directors and assists the Board in the effective discharge of its responsibilities in relation to OceanaGold’s corporate governance frameworks, Board composition, succession and performance, but excluding Chairman of the Board and Chief Executive Officer succession and Board compensation.
Technical Committee
This Committee must be comprised of not less than three independent non-executive
Directors and assists the Board in the effective discharge of its responsibilities in relation to reporting of the Company’s mineral resources and reserves with respect to its material properties, the operating activities of the Company’s material operations, the Company’s technical activities relating to its material exploration and development projects and the
Company process for identifying and managing technical risks.
(b)Board Committees are not intended to restrict the ability of the Board to make an independent assessment of any recommendation put forward by a Committee and may come to a different decision on the matter.
(c)The Board will periodically evaluate the performance, and review the charter, of each
Committee, which will outline their role, authority and responsibilities.
(d)The Board may establish from time to time other Committees with specific roles and responsibilities.
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OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

4.DELEGATION OF RESPONSIBILITIES

Additional Information
(a)Subject to the Board’s reserved powers and any delegations framework setting out specific matters requiring the Board’s approval above certain thresholds, the Board delegates authority to the President & Chief Executive Officer for all other matters that are necessary for the day-to-day management of OceanaGold’s business.
(b)In discharging the responsibilities delegated by the Board to him or her, the President &
Chief Executive Officer must:
•exercise executive stewardship of OceanaGold’s resources in a manner consistent with its purpose;
•take such action as is necessary for the timely, efficient and effective implementation and monitoring of all objectives, policies, strategies, plans, budgets, frameworks, processes, reporting mechanisms and risk management systems and controls required or approved by the Board and of other decisions taken by or on behalf of the
Board;
•develop and maintain OceanaGold’s culture in line with agreed principles;
•build OceanaGold’s reputation and good standing amongst its stakeholders;
•lead OceanaGold’s communication with its employees;
•keep the Chairman and the Board informed of all matters that may be of importance to the OceanaGold group of companies, including its current performance and progress and the external environment, so that the Board is in an appropriate and fully informed position to fulfil its responsibilities;
•obtain the Chairman’s approval for any course of action which is outside the ordinary course of business; and
•not offer to issue any securities in any OceanaGold group company to any person without Board approval.
5.ACCESS TO INDEPENDENT ADVICE
A Director is entitled to seek independent professional advice (which generally will be whenever
Directors, especially non-executive Directors, judge such advice necessary for them to discharge their responsibilities as Directors) with the prior approval of the Chairman and otherwise in the manner, and subject to the terms and conditions, set out in that Director’s letter of appointment to the Board. A copy of any such advice will be made available to all Directors, unless a conflict of interest would make it inappropriate to do so.
6.REVIEW OF CHARTER
The Board will periodically review this Board Charter, and the charters of each of the Board
Committees, and make any amendments it determines are necessary or desirable.
The Board
OceanaGold Corporation
June 15, 2023
B – 1

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Schedule B – Updated Articles

Additional Information
See attached.

Incorporation Number	BC0786321

Translation of Name (if any)

Effective Date	June 15, 2007, as amended May 20, 2013 and [•]
PROVINCE OF BRITISH COLUMBIA
BUSINESS CORPORATIONS ACT
ARTICLES OF
OCEANAGOLD CORPORATION
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TABLE OF CONTENTS
	Page

PART 1
INTERPRETATION

1.1	Definitions ........................................................................................................	1
1.2	Business Corporations Act Definitions Apply .................................................	2
1.3	Interpretation Act Applies ................................................................................	2
1.4	Conflict in Definitions ......................................................................................	2
1.5	Conflict Between Articles and Legislation .......................................................	2

PART 2
SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure ..............................................................................	2
2.2	Form of Share Certificate .................................................................................	2
2.3	Right to Share Certificate or Acknowledgement ..............................................	2
2.4	Sending of Share Certificate .............................................................................	2
2.5	Replacement of Worn Out or Defaced Certificate ...........................................	3
2.6	Replacement of Lost, Stolen or Destroyed Certificate .....................................	3
2.7	Recovery of New Share Certificate ..................................................................	3
2.8	Splitting Share Certificates ...............................................................................	3
2.9	Certificate Fee ..................................................................................................	3
2.10	Recognition of Trusts .......................................................................................	3

PART 3
ISSUE OF SHARES

3.1	Directors Authorized to Issue Shares ...............................................................	4
3.2	Commissions and Discounts ............................................................................	4
3.3	Brokerage .........................................................................................................	4
3.4	Conditions of Issue ...........................................................................................	4
3.5	Warrants, Options and Rights ..........................................................................	4
3.6	Fractional Shares ..............................................................................................	4

PART 4
SHARE REGISTERS

4.1	Central Securities Register ...............................................................................	5
4.2	Branch Registers ...............................................................................................	5
4.3	Appointment of Agents ....................................................................................	5
4.4	Closing Register ...............................................................................................	5
PART 5
SHARE TRANSFERS

5.1	Recording or Registering Transfer ...................................................................	5
5.2	Waivers of Requirements for Transfer .............................................................	5
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5.3	Form of Instrument of Transfer ........................................................................	6
5.4	Transferor Remains Shareholder ......................................................................	6
5.5	Signing of Instrument of Transfer ....................................................................	6
5.6	Enquiry as to Title Not Required .....................................................................	6
5.7	Transfer Fee ......................................................................................................	6

PART 6
TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death ......................................	6
6.2	Rights of Legal Personal Representative ..........................................................

PART 7
PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares ........................................................	7
7.2	Purchase When Insolvent .................................................................................	7
7.3	Sale and Voting of Purchased Shares ...............................................................	7

PART 8
BORROWING POWERS

8.1	Powers of Directors ..........................................................................................	7
8.2	Terms of Debt Instruments ...............................................................................	8
8.3	Delegation by Directors ....................................................................................	8

PART 9
ALTERATIONS

9.1	Alteration of Authorized Share Structure .........................................................	8
9.2	Special Rights and Restrictions ........................................................................	9
9.3	Change of Name ...............................................................................................	9
9.4	No Interference with Class or Series Rights without Consent .........................	9
9.5	Alterations to Articles ......................................................................................	9
9.6	Alterations to Notice of Articles.......................................................................	9

PART 10
MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings .................................................................................	9
10.2	Resolution Instead of Annual General Meeting ...............................................	9
10.3	Calling of Shareholder Meetings ......................................................................	10
10.4	Electronic Meetings ..........................................................................................	10
10.5	Location of Shareholder Meetings ...................................................................	10
10.6	Notice for Meetings of Shareholders ................................................................	10
10.7	Record Date for Notice .....................................................................................	10
10.8	Record Date for Voting ....................................................................................	11
10.9	Failure to Give Notice and Waiver of Notice ...................................................	11
10.10	Notice of Special Business at Meetings of Shareholders .................................	11
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10.11	Class Meetings and Series Meetings of Shareholders ......................................	11
10.12	Notice of Dissent Rights ...................................................................................	11
10.13	Advance Notice Provisions ..............................................................................	12

PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business ...............................................................................................	15
11.2	Special Majority ...............................................................................................	16
11.3	Quorum .............................................................................................................	16
11.4	One Shareholder May Constitute Quorum .......................................................	16
11.5	Meetings by Telephone or Other Communications Medium ...........................	16
11.6	Other Persons May Attend ...............................................................................	17
11.7	Requirement of Quorum ...................................................................................	17
11.8	Lack of Quorum ...............................................................................................	17
11.9	Lack of Quorum at Succeeding Meeting ..........................................................	17
11.10	Chair .................................................................................................................	17
11.11	Selection of Alternate Chair .............................................................................	17
11.12	Adjournments ...................................................................................................	17
11.13	Notice of Adjourned Meeting ...........................................................................	18
11.14	Electronic Voting .............................................................................................	18
11.15	Decisions by Show of Hands or Poll ................................................................	18
11.16	Declaration of Result ........................................................................................	18
11.17	Motion Need Not Be Seconded ........................................................................	18
11.18	Casting Vote .....................................................................................................	18
11.19	Manner of Taking a Poll ...................................................................................	18
11.20	Demand for a Poll on Adjournment .................................................................	19
11.21	Chair Must Resolve Dispute .............................................................................	19
11.22	Casting of Votes ...............................................................................................	19
11.23	Demand for Poll ...............................................................................................	19
11.24	Demand for a Poll Not to Prevent Continuation of Meeting ............................	19
11.25	Retention of Ballots and Proxies ......................................................................	19

PART 12
VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares ................................................	19
12.2	Votes of Persons in Representative Capacity ...................................................	19
12.3	Votes by Joint Shareholders .............................................................................	19
12.4	Legal Personal Representatives as Joint Shareholders .....................................	20
12.5	Representative of a Corporate Shareholder ......................................................	20
12.6	Proxy Provisions Do Not Apply to All Companies .........................................	20
12.7	Appointment of Proxy Holder ..........................................................................	20
12.8	Alternate Proxy Holders ...................................................................................	21
-iv-

12.9	When Proxy Holder Need Not Be Shareholder ................................................	21
12.10	Deposit of Proxy ...............................................................................................	21
12.11	Validity of Proxy Vote .....................................................................................	21
12.12	Form of Proxy ..................................................................................................	22
12.13	Revocation of Proxy .........................................................................................	23
12.14	Revocation of Proxy Must Be Signed ..............................................................	23
12.15	Chair May Determine Validity of Proxy ..........................................................	23
12.16	Production of Evidence of Authority to Vote ..................................................	24

PART 13
DIRECTORS

13.2	Change in Number of Directors .......................................................................	24
13.3	Directors’ Acts Valid Despite Vacancy ...........................................................	24
13.4	Qualifications of Directors ...............................................................................	24
13.5	Remuneration of Directors ...............................................................................	24
13.6	Reimbursement of Expenses of Directors ........................................................	25
13.7	Special Remuneration for Directors .................................................................	25
13.8	Gratuity, Pension or Allowance on Retirement of Director .............................	25

PART 14
ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting ................................................................	25
14.2	Consent to be a Director ...................................................................................	25
14.3	Failure to Elect or Appoint Directors ...............................................................	25
14.4	Places of Retiring Directors Not Filled ............................................................	26
14.5	Board May Fill Casual Vacancies ....................................................................	26
14.6	Remaining Directors Power to Act ..................................................................	26
14.7	Shareholders May Fill Vacancies .....................................................................	26
14.8	Additional Directors .........................................................................................	26
14.9	Ceasing to be a Director ...................................................................................	27
14.10	Removal of Director by Shareholders ..............................................................	27
14.11	Removal of Director by Directors ....................................................................	27

PART 15
POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management ....................................................................................	27
15.2	Appointment of Attorney of Company ............................................................	27

PART 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits .....................................................................	28
16.2	Restrictions on Voting by Reason of Interest ...................................................	28
16.3	Interested Director Counted in Quorum ...........................................................	28
16.4	Disclosure of Conflict of Interest or Property ..................................................	28
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16.5	Director Holding Other Office in the Company ...............................................	28
16.6	No Disqualification ..........................................................................................	28
16.7	Professional Services by Director or Officer ....................................................	28
16.8	Director or Officer in Other Corporations ........................................................	29

PART 17
PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors .......................................................................................	29
17.2	Voting at Meetings ...........................................................................................	29
17.3	Chair of Meetings .............................................................................................	29
17.4	Meetings by Telephone or Other Communications Medium ...........................	29
17.5	Calling of Meetings ..........................................................................................	30
17.6	Notice of Meetings ...........................................................................................	30
17.7	When Notice Not Required ..............................................................................	30
17.8	Meeting Valid Despite Failure to Give Notice .................................................	30
17.9	Waiver of Notice of Meetings ..........................................................................	30
17.10	Quorum .............................................................................................................	30
17.11	Validity of Acts Where Appointment Defective ..............................................	30
17.12	Consent Resolutions in Writing .......................................................................	30

PART 18
EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee .........................................	31
18.2	Appointment and Powers of Other Committees ...............................................	31
18.3	Obligations of Committee ................................................................................	32
18.4	Powers of Board ...............................................................................................	32
18.5	Committee Meetings ........................................................................................	32

PART 19
OFFICERS

19.1	Appointment of Officers ..................................................................................	32
19.2	Functions, Duties and Powers of Officers ........................................................	32
19.3	Qualifications ...................................................................................................	33
19.4	Remuneration ...................................................................................................	33

PART 20
INDEMNIFICATION

20.1	Definitions ........................................................................................................	33
20.2	Mandatory Indemnification of Directors and Former Directors ......................	33
20.3	Indemnification of Other Persons .....................................................................	33
20.4	Non-Compliance with Business Corporations Act ...........................................	34
20.5	Company May Purchase Insurance ..................................................................	34

PART 21
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DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights .............................................	34
21.2	Declaration of Dividends ..................................................................................	34
21.3	No Notice Required ..........................................................................................	34
21.4	Record Date ......................................................................................................	34
21.5	Manner of Paying Dividend .............................................................................	34
21.6	Settlement of Difficulties .................................................................................	34
21.7	When Dividend Payable ...................................................................................	35
21.8	Dividends to be Paid in Accordance with Number of Shares ..........................	35
21.9	Receipt by Joint Shareholders ..........................................................................	35
21.10	Dividend Bears No Interest ..............................................................................	35
21.11	Fractional Dividends ........................................................................................	35
21.12	Payment of Dividends ......................................................................................	35
21.13	Capitalization of Surplus ..................................................................................	35

PART 22
DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs .........................................................................	35
22.2	Inspection of Accounting Records ...................................................................	36
22.3	Remuneration of Auditors ................................................................................	36

PART 23
NOTICES

23.2	Deemed Receipt ...............................................................................................	37
23.3	Certificate of Sending .......................................................................................	37
23.4	Notice to Joint Shareholders .............................................................................	37
23.5	Notice to Trustees .............................................................................................	37
23.6	Undelivered Notices .........................................................................................	37

PART 24
SEAL

24.1	Who May Attest Seal .......................................................................................	38
24.2	Sealing Copies ..................................................................................................	38
24.3	Mechanical Reproduction of Seal ....................................................................	38

PART 25
PROHIBITIONS

25.1	Definitions ........................................................................................................	38
25.2	Application .......................................................................................................	39
25.3	Consent Required for Transfer of Shares or Designated Securities .................	39

PART 26
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON SHARES

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26.1	Voting ...............................................................................................................	39
26.2	Dividends ..........................................................................................................	39
26.3	Dissolution ........................................................................................................	39

PART 27

27.1	Issuable in Series ..............................................................................................	39

PROVINCE OF BRITISH COLUMBIA
BUSINESS CORPORATIONS ACT
ARTICLES
OF
OCEANAGOLD CORPORATION
(the “Company”)

Incorporation Number	BC0786321

Translation of Name (if any)

Effective Date	June 15, 2007, as amended May 20, 2013 and [•]
PART 1
INTERPRETATION
1.1Definitions.
Without limiting Article 1.2, in these articles, unless the context requires otherwise:
“adjourned meeting” means the meeting to which a meeting is adjourned under Article
11.8 or 11.12;
“board”, “board of directors” and “directors” mean the directors or sole director of the
Company for the time being and include a committee or other delegate, direct or indirect, of the directors or director;
“Business Corporations Act” means the Business Corporations Act, (British Columbia)
from time to time in force and all amendments thereto and includes all regulations;
and amendments thereto made pursuant to that Act;
“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;
“legal personal representative” means the personal or other legal representative of the shareholder;
“protected purchaser” has the meaning assigned in the Securities Transfer Act;
“seal” means the seal of the Company, if any.
“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2Business Corporations Act Definitions Apply. The definitions in the Business
Corporations Act apply to these articles.
1.3Interpretation Act Applies. The Interpretation Act applies to the interpretation of these articles as if these articles were an enactment.
1.4Conflict in Definitions. If there is a conflict between a definition in the Business
Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these articles.
1.5Conflict Between Articles and Legislation. If there is a conflict between these articles and the Business Corporations Act, the Business Corporations Act will prevail.
PART 2
SHARES AND SHARE CERTIFICATES
2.1Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the
Company.
2.2Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.
2.3Right to Share Certificate or Acknowledgement. Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business
Corporations Act, each shareholder is entitled, without charge, to:
(a)one certificate representing the share or shares of each class or series of shares registered in the shareholder’s name; or
(b)a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate,
provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgment for a share to one of several joint shareholders or to one of the shareholders’
duly authorized agents will be sufficient delivery to all. The Company may refuse to register more than three persons as joint holders of a share.
2.4Sending of Share Certificate. Any share certificate or non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate to which a shareholder is entitled may be sent to the shareholder by mail at the shareholders’ registered address, and neither the Company nor any agent is liable for any loss to the shareholder because the share certificate or acknowledgment sent is lost in the mail or stolen.

2.5Replacement of Worn Out or Defaced Certificate. If the Company is satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:
(a)order the certificate to be cancelled; and
(b)issue a replacement share certificate.
2.6Replacement of Lost, Stolen or Destroyed Certificate. If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the person claiming such share certificate:
(a)so requests a replacement share certificate before the Company has notice that the share certificate has been acquired by a protected purchaser;
(b)provides the Company with proof satisfactory to them that the certificate is lost, stolen or destroyed; and
(c)provides the Company with an indemnity bond sufficient in the Company’s judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate.
A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.
2.7Recovery of New Share Certificate. If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.
2.8Splitting Share Certificates. If a shareholder surrenders a share certificate to the
Company with a written request that the Company issue in the shareholder’s name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.
The Company may refuse to issue a certificate with respect to a fraction of a share.
2.9Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6, 2.7 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.
2.10Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable,

contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.
PART 3
ISSUE OF SHARES
3.1Directors Authorized to Issue Shares. Subject to the Business Corporations Act and the
rights of the holders of issued shares of the Company, the directors may issue, allot, sell or otherwise dispose of the unissued shares, and previously issued shares that are subject to reissuance or held by the Company, whether with par value or without par value, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares may be issued) that the directors, in their absolute discretion, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.
3.2Commissions and Discounts. The directors may, at any time, authorize the Company to pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.
3.3Brokerage. The directors may authorize the Company to pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.
3.4Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:
(a)consideration is provided to the Company for the issue of the share by one or more of the following:
(i)past services performed for the Company;
(ii)property; or
(iii)money; and
(b)the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.
3.5Warrants, Options and Rights. Subject to the Business Corporations Act, the Company
may issue warrants, options and rights upon such terms and conditions as the directors determine, which warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the
Company from time to time.
3.6Fractional Shares. A person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.

PART 4
SHARE REGISTERS
4.1Central Securities Register. As required by and subject to the Business Corporations
Act, the Company must maintain in British Columbia a central securities register which may be kept in electronic form.
4.2Branch Registers. In addition to the central securities register, the Company may maintain branch securities registers.
4.3Appointment of Agents. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register and any branch securities registers.
The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.
4.4Closing Register. The Company must not at any time close its central securities register.
PART 5
SHARE TRANSFERS
5.1Recording or Registering Transfer. Except to the extent that the Business Corporations
Act or the Securities Act otherwise provides, a transfer of a share of the Company must not be recorded or registered unless:
(a)a duly signed instrument of transfer in respect of the share has been received by the Company;
(b)if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;
(c)if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company; and
(d)such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and the transfer is rightful or to a protected purchaser has been received by the Company;
or all of the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.
5.2Waivers of Requirements for Transfer. The Company may waive any of the requirements set out in Article 5.1.

5.3Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form satisfactory to the Company or the transfer agent for the class or series of shares to be transferred.
5.4Transferor Remains Shareholder. Except to the extent that the Business Corporations
Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.
5.5Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:
(a)in the name of the person named as transferee in that instrument of transfer; or
(b)if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.
5.6Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.
5.7Transfer Fee. Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.
PART 6
TRANSMISSION OF SHARES
6.1Legal Personal Representative Recognized on Death. In the case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the
Company.
PART 7
PURCHASE OF SHARES
7.1Company Authorized to Purchase Shares. Subject to the special rights and restrictions attached to any class or series of shares, the Business Corporations Act and applicable securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and on the terms specified in such resolution.
7.2Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:
(a)the Company is insolvent; or
(b)making the payment or providing the consideration would render the Company insolvent.
7.3Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:
(a)is not entitled to vote the share at a meeting of its shareholders;
(b)must not pay a dividend in respect of the share; and
(c)must not make any other distribution in respect of the share.
PART 8
BORROWING POWERS
8.1Powers of Directors. The Company, if authorized by the directors, may from time to time:
(a)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;
(b)issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;
(c)guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(d)mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the
Company.

8.2Terms of Debt Instruments. Any bonds, debentures or other debt obligations of the
Company may be issued at a discount, premium or otherwise, and with any special privileges on the redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise, and may by their terms be assignable free from any equities between the
Company and the person to whom they were issued or any subsequent holder, all as the directors may determine.
8.3Delegation by Directors. For greater certainty, the powers of the directors under this Part
8 may be exercised by a committee or other delegate, direct or indirect, of the board authorized to exercise such powers.
PART 9
ALTERATIONS
9.1Alteration of Authorized Share Structure. Subject to Article 9.2, the special rights and restrictions attached to the shares of any class or series of shares and the Business Corporations
Act, the Company may:
(a)by ordinary resolution:
(i)create one or more classes or series of shares or, if none of the shares of a class or series of shares is allotted or issued, eliminate that class or series of shares;
(ii)increase, reduce or eliminate the maximum number of shares that the
Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(iii)subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(iv)if the Company is authorized to issue shares of a class of shares with par value:
(A)decrease the par value of those shares; or
(B)if none of the shares of that class of shares is allotted or issued, increase the par value of those shares;
(v)change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(vi)alter the identifying name of any of its shares; or
(vii)otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

and, if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly; or
(b)by directors’ resolution, subdivide or consolidate all or any of its unissued, or fully paid, shares and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.
9.2Special Rights and Restrictions. Subject to the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may by special resolution:
(a)create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
(b)vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.
9.3Change of Name. The Company may by directors’ resolution or ordinary resolution authorize an alteration of its Notice of Articles in order to change its name.
9.4No Interference with Class or Series Rights without Consent. A right or special right attached to issued shares must not be prejudiced or interfered with under the Business
Corporations Act, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.
9.5Alterations to Articles. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.
9.6Alterations to Notice of Articles. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter its Notice of Articles.
PART 10
MEETINGS OF SHAREHOLDERS
10.1Annual General Meetings. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such date, time and, subject to Article 10.4, location as may be determined by the directors.
10.2Resolution Instead of Annual General Meeting. If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the
Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this
Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.
10.3Calling of Shareholder Meetings. The directors may, whenever they think fit, call a meeting of shareholders.
10.4Electronic Meetings.
(a)The board may determine that a meeting of shareholders shall be held entirely by means of telephone, electronic or other communications facilities, as set out in the notice of meeting, if all persons attending the meeting are able to participate in it, whether by telephone, electronic or other communications medium and there is a compelling reason not to hold the meeting in person (a “fully electronic meeting”). No physical location is required for a fully electronic meeting.
(b)A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the board determines to make them available.
(c)A person participating in a meeting by means of telephone, electronic or other communications facilities is deemed to be present at the meeting.
10.5Location of Shareholder Meetings. The directors may, by director’s resolution, approve a location outside of British Columbia for the holding of a meeting of shareholders.
10.6Notice for Meetings of Shareholders. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:
(a)if and for so long as the Company is a public company, 21 days; and
(b)otherwise, 10 days.
If the meeting will be an electronic meeting (as defined in the Business Corporations Act), the notice must also contain instructions for attending and participating in the meeting by telephone or other communications medium, including, if applicable, instructions for voting at the meeting.
10.7Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:
(a)if and for so long as the Company is a public company, 21 days; and

(b)otherwise, 10 days.
If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.
10.8Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.
10.9Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non- receipt of any notice by, any of the persons entitled to receive notice does not invalidate any proceedings at that meeting. Any person entitled to receive notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.
10.10Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:
(a)state the general nature of the special business; and
(b)if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
(i)at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii)during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
10.11Class Meetings and Series Meetings of Shareholders. Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.
10.12Notice of Dissent Rights. The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:
(a)if and for so long as the Company is a public company, 21 days;
(b)otherwise, 10 days.

10.13Advance Notice Provisions.
(a)Nomination of Directors.
(i)Subject only to the Business Corporations Act, applicable securities laws and these Articles, only persons who are nominated in accordance with the procedures set out in this Article 10.13 shall be eligible for election as directors to the board. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:
(A)by or at the direction of the board or an authorized officer of the
Company, including pursuant to a notice of meeting;
(B)by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of
Business Corporations Act or a requisition of shareholders made in accordance with the provisions of the Business Corporations Act;
(C)by any person entitled to vote at such meeting (a “Nominating
Shareholder”), who: (1) is, at the close of business on the date of giving notice provided for in Article 10.12 below and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (2) has given timely notice in proper written form as set forth in this Article
10.12.
(ii)For the avoidance of doubt, the foregoing Article 10.12(a)(ii) shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the
Company.
(b)Timely Notice. In addition to any other applicable requirement, for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the
Nominating Shareholder’s notice must be received by the corporate secretary of the Company at the principal executive offices of the Company
(i)in the case of an annual meeting of shareholders (including an annual and special meeting), not later than the close of business on the 30th day, provided, however, if the date (the “Notice Date”) on which the first public announcement made by the Company of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the Notice Date; and
(ii)in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Company.
provided that, in either instance, if notice-and-access (as defined in National
Instrument 54-101 - Communication with Beneficial Owners of Securities of a
Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 10.12(b)(i) or Section 10.12(b)(ii), and the Notice
Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.
(c)Proper Form of Notice.
(i)To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with this Article 10.12 and disclose or include, as applicable
(A)as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):
(1)their name, age, business and residential address;
(2)the principal occupation, business or employment both
presently and for the past five years;
(3)the number of securities of each class of voting securities of the Company beneficially owned, or controlled or directed,
directly or indirectly, by the Proposed Nominee, as of the
record date for the meeting of shareholders (if such date
shall then have been made publicly available and shall have
occurred) and as of the date of such notice;
(4)a description of any relationships, agreements,
arrangements, or understandings (including financial,
compensation or indemnity related) between the Proposed
Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed
Nominee or the Nominating Shareholder, in connection
with the Proposed Nominee’s nomination and election as
director;
(5)any other information that would be required to be
disclosed in a dissident proxy circular or other filings
required to be made in connection with the solicitation of
proxies for election of directors pursuant to the Business
Corporations Act or applicable securities law; and
(6)if the same is required or to be required from nominees
approved by the board, and if the Proposed Nominee will
not be in person at the meeting, be accompanied by a
written consent duly signed by each Proposed Nominee to
serve as a director if elected; and

(A)as to each Nominating Shareholder giving the notice:
(1)their name, business and residential address;
(2)the number of securities of each class of voting
securities of the Company beneficially owned, or
controlled or directed, directly or indirectly, by the
Nominating Shareholder or any other person with
whom the Nominating Shareholder is acting jointly
or in concert with respect to the Company or any of
its securities, as of the record date for the meeting
of shareholders (if such date shall then have been
made publicly available and shall have occurred)
and as of the date of such notice;
(3)their interests in, or rights or obligations associated
with, any agreement, arrangement or understanding,
the purpose or effect of which is to alter, directly or
indirectly, the person’s economic interest in a
security of the Company or the person’s economic
exposure to the Company;
(4)any relationships, agreements or arrangements,
including financial, compensation and indemnity
related relationships, agreements or arrangements,
between the Nominating Shareholder or any
affiliates or associates of, or any person or entity
acting jointly or in concert with, the Nominating
Shareholder and any Proposed Nominee;
(5)full particulars of any proxy, contract, arrangement,
agreement or understanding pursuant to which such
person, or any of its affiliates or associates, or any
person acting jointly or in concert with such person,
has any interests, rights or obligations relating to the
voting of any securities of the Company or the
nomination of directors to the board;
(6)a representation that the Nominating Shareholder is
a holder of record of securities of the Company, or a
beneficial owner, entitled to vote at such meeting,
and intends to appear in person or by proxy at the
meeting to propose such nomination;
(7)a representation as to whether such person intends
to deliver a proxy circular and/or form of proxy to
any shareholder of the Company in connection with
such nomination or otherwise solicit proxies or
votes from shareholders of the Company in support
of such nomination; and
(8)any other information relating to such person that
would be required to be included in a dissident
proxy circular or other filings required to be made
in connection with solicitations of proxies for

election of directors pursuant to the Business
Corporations Act or as required by applicable
securities law.
(ii)Reference to “Nominating Shareholder” in this Article 10.12(c) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.
(d)Currency of Nominee Information. All information to be provided in a Timely
Notice pursuant to this Section 10.12 shall be provided as of the date of such notice.
(e)Delivery of Information. Any notice, or other document or information required to be given to the corporate secretary pursuant to this Article 10.12 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been received and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver Time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.
(f)Defective Nomination Determination. The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 10.12 and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.
(g)Waiver. The board may, in its sole discretion, waive any requirement of this
Article 10.12.
(h)Definitions. For the purposes of this Article 10.12, “public announcement” means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval +
at www.sedarplus.ca.
PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
11.1Special Business. At a meeting of shareholders, the following business is special business:
(a)at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)at an annual general meeting, all business is special business except for the following:
(i)business relating to the conduct of, or voting at, the meeting;
(ii)consideration of any financial statements of the Company presented to the meeting;
(iii)consideration of any reports of the directors or auditor;
(iv)the setting or changing of the number of directors;
(v)the election or appointment of directors;
(vi)the appointment of an auditor;
(vii)any non-binding advisory vote;
(viii)business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and
(ix)any other business which, under these Articles or the Business
Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.
11.2Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.
11.3Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least
25% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.
11.4One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:
(a)the quorum is one person who is, or who represents by proxy, that shareholder;
and
(b)that shareholder, present in person or by proxy, may constitute the meeting.
11.5Meetings by Telephone or Other Communications Medium. A shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may participate in person or by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder who participates in a meeting in a manner contemplated by this Article 11.5 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner. Nothing in this Article 11.5 obligates the Company to take any action or provide any facility to permit or facilitate the use of any communications mediums at a meeting of shareholders.

11.6Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.
11.7Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting.
11.8Lack of Quorum. If, within one-half hour from the time set for holding a meeting of shareholders, a quorum is not present:
(a)in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and
(b)in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, or at such other date, time or location as the chair specifies on the adjournment.
11.9Lack of Quorum at Succeeding Meeting. If, at the meeting to which the first meeting referred to in Article 11.8(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.
11.10Chair. The following individual is entitled to preside as chair at a meeting of shareholders:
(a)the chair of the board, if any; and
(b)if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.
11.11Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.
11.12Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.13Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.
11.14Electronic Voting. Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities if the directors determine to make them available whether or not persons entitled to attend participate in the meeting by means of telephonic, electronic or other communications facilities.
11.15Decisions by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of telephonic, electronic or other communications facilities, unless a poll, before or on the declaration of the result of the vote by show of hands (or its functional equivalent), is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.
11.16Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.4, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.
11.17Motion Need Not Be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.
11.18Casting Vote. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.
11.19Manner of Taking a Poll. Subject to Article 11.19, if a poll is duly demanded at a meeting of shareholders:
(a)the poll must be taken:
(i)at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and
(ii)in the manner, at the time and at the place that the chair of the meeting directs;
(b)the result of the poll is deemed to be a resolution of and passed at the meeting at which the poll is demanded; and
(c)the demand for the poll may be withdrawn by the person who demanded it.

11.20Demand for a Poll on Adjournment. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.
11.21Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.
11.22Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.
11.23Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.
11.24Demand for a Poll Not to Prevent Continuation of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.
11.25Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during statutory business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.
PART 12
VOTES OF SHAREHOLDERS
12.1Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 12.3:
(a)on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and
(b)on a poll, every shareholder entitled to vote has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.
12.2Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is the legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.
12.3Votes by Joint Shareholders. If there are joint shareholders registered in respect of any share:

(a)any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it;
or
(b)if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, than only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.
12.4Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.
12.5Representative of a Corporate Shareholder. If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:
(a)for that purpose, the instrument appointing a representative must:
(i)be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt or proxies or, if no number is specified, two days before the day set for the holding of the meeting; or
(ii)be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and
(b)if a representative is appointed under this Article 12.5:
(i)the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and
(ii)the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.
Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.
12.6Proxy Provisions Do Not Apply to All Companies. Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the
Statutory Reporting Company Provisions apply.
12.7Appointment of Proxy Holder. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communications facility in addition to or in substitution for instructing proxy holders by mail.
12.8Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.
12.9When Proxy Holder Need Not Be Shareholder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:
(a)the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;
(b)the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or
(c)the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.
12.10Deposit of Proxy. Subject to Article 12.13 and Article 12.15, a proxy for a meeting of shareholders must:
(a)be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or
(b)unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.
A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available telephone or internet voting services as may be approved by the board.
12.11Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:
(a)at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)by the chair of the meeting, before the vote is taken.
12.12Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company] (the “Company”)
The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on [month, day, year]
and at any adjournment of that meeting.
Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder):____________
Signed this____day of______________,________.
____________________
Signature of shareholder
_________________________
Name of shareholder—printed
12.13Revocation of Proxy. Subject to Article 12.14 and Article 12.15, every proxy may be revoked by an instrument in writing that is:
(a)received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(b)provided, at the meeting or any adjourned meeting, to the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.
12.14Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.13 must be signed as follows:
(a)if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or
(b)if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.
12.15Chair May Determine Validity of Proxy. The chair of any meeting of shareholders may, at his or her sole discretion, determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

12.16Production of Evidence of Authority to Vote. The board or the chair of any meeting of shareholders may, but need not at any time (including before, at or subsequent to the meeting), inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purpose of determining a person’s share ownership as at the relevant record date and the authority to vote.
PART 13
DIRECTORS
Number of Directors. The number of directors, excluding additional directors appointed under
Article 14.8, is set at:
(a)if the Company is a public company, the greater of three and the most recently set of:
(i)the number of directors set by the directors; and
(ii)the number of directors set under Article 14.4;
(b)if the Company is not a public company, the most recently set of:
(i)the number of directors set by the directors; and
(ii)the number of directors set under Article 14.4.
13.2Change in Number of Directors. If the number of directors is set under Articles
13.1(a)(i) or 13.1(b)(i):
(a)the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;
(b)if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number at the first meeting of shareholders following the setting of that number, then the board, or the shareholders may elect or appoint, directors to fill those vacancies.
No decrease in the number of directors will shorten the term of an incumbent director.
13.3Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these
Articles is in office.
13.4Qualifications of Directors. A director is not required to hold a share in the capital of the
Company as qualification for his or her office but must be qualified as required by the Business
Corporations Act to become, act or continue to act as a director.
13.5Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.
13.6Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in his or her capacity as director in and about the business of the Company.
13.7Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.
13.8Gratuity, Pension or Allowance on Retirement of Director. Unless otherwise determined by ordinary resolution, the directors may authorize the Company to pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
PART 14
ELECTION AND REMOVAL OF DIRECTORS
14.1Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:
(a)the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles;
and
(b)all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-
appointment.
14.2Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:
(a)that individual consents to be a director in the manner provided for in the
Business Corporations Act; or
(b)that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.
14.3Failure to Elect or Appoint Directors. If:

(a)the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations
Act; or
(b)the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors; then each director then in office continues to hold office until the earlier of:
(c)the date on which his or her successor is elected or appointed; and
(d)the date on which he or she otherwise ceases to hold office under the Business
Corporations Act or these Articles.
14.4Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.
14.5Board May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the remaining directors for the unexpired term by appointment of a replacement director by the directors. For the avoidance of doubt, the appointment of an additional director to fill a casual vacancy as contemplated by this Article is not the appointment of additional directors for the purpose of Article 14.8.
14.6Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business
Corporations Act, for any other purpose.
14.7Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.
14.8Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article
14.8 must not at any time exceed:
(a)one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.
Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.
14.9Ceasing to be a Director. A director ceases to be a director when:
(a)the term of office of the director expires;
(b)the director dies;
(c)the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(d)the director is removed from office pursuant to Articles 14.10 or 14.11.
14.10Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.
14.11Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.
PART 15
POWERS AND DUTIES OF DIRECTORS
15.1Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.
15.2Appointment of Attorney of Company. The directors exclusively may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-
delegate all or any of the powers, authorities and discretions for the time being vested in him or her.
PART 16
DISCLOSURE OF INTEREST OF DIRECTORS
16.1Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the
Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations
Act.
16.2Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.
16.3Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.
16.4Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.
16.5Director Holding Other Office in the Company. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.
16.6No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the
Company in which a director is in any way interested is liable to be voided for that reason.
16.7Professional Services by Director or Officer. Subject to the Business Corporations Act,
a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.
16.8Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the
Company may be interested as a shareholder or otherwise, and, subject to the Business
Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.
PART 17
PROCEEDINGS OF DIRECTORS
17.1Meetings of Directors. The directors may meet for the conduct of business, adjourn and otherwise regulate their meetings as the board thinks fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.
17.2Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.
17.3Chair of Meetings. Meetings of directors are to be chaired by:
(a)the chair of the board, if any;
(b)in the absence of the chair of the board, the president, if any, if the president is a director; or
(c)any other director chosen by the directors present if:
(i)neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;
(ii)neither the chair of the board nor the president, if a director, is willing to chair the meeting; or
(iii)the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.
17.4Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone or other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations
Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5Calling of Meetings. A director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the directors at any time.
17.6Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place (if not being held exclusively by telephone or other communications medium), day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone. If the meeting will be an electronic meeting (as defined in the Business Corporations Act), the notice must also provide instructions for attending and participating in the meeting by telephone or other communications medium.
17.7When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:
(a)the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed; or
(b)the director has waived notice of the meeting.
17.8Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.
17.9Waiver of Notice of Meetings. Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal. After sending a waiver with respect to all future meetings of the directors, and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.
17.10Quorum. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.
17.11Validity of Acts Where Appointment Defective. Subject to the Business Corporations
Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.
17.12Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or, if no date is stated in the resolution, on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this
Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the
Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.
PART 18
EXECUTIVE AND OTHER COMMITTEES
18.1Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:
(a)the power to fill vacancies in the board of directors;
(b)the power to remove a director;
(c)the power to change the membership of, or fill vacancies in, any committee of the directors; and
(d)such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.
18.2Appointment and Powers of Other Committees. The directors may, by resolution,
(a)appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;
(b)delegate to a committee appointed under paragraph (a) any of the directors’
powers, except:
(i)the power to fill vacancies in the board of directors;
(ii)the power to remove a director;
(iii)the power to change the membership of, or fill vacancies in, any committee of the board, and
(iv)the power to appoint or remove officers appointed by the board; and
(c)make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

18.3Obligations of Committee. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must
(a)conform to any rules that may from time to time be imposed on it by the directors;
and
(b)report every act or thing done in exercise of those powers as the directors may require.
18.4Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:
(a)revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;
(b)terminate the appointment of, or change the membership of, a committee; and
(c)fill vacancies on a committee.
18.5Committee Meetings. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:
(a)the committee may meet and adjourn as it thinks proper;
(b)the committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;
(c)a majority of the members of a directors’ committee constitutes a quorum of the committee; and
(d)questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.
PART 19
OFFICERS
19.1Appointment of Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine, and the directors may, at any time, terminate any such appointment.
19.2Functions, Duties and Powers of Officers. The directors may, for each officer:
(a)determine the functions and duties of the officer;
(b)entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit;
and

(c)revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.
19.3Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any officer need not be a director.
19.4Remuneration. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.
PART 20
INDEMNIFICATION
20.1Definitions. In this Part 20:
(a)“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;
(b)“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, alternate director, officer or former officer of the Company or an affiliate of the
Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, alternate director or officer of the Company or an affiliate of the Company:
(i)is or may be joined as a party; or
(ii)is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;
(c)“expenses” has the meaning set out in the Business Corporations Act;
(d)“officer” means a person appointed by the board as an officer of the
Company.
20.2Mandatory Indemnification of Directors and Former Directors. Subject to the
Business Corporations Act, the Company must indemnify and advance expenses of an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, alternate director and officer is deemed to have contracted with the
Company on the terms of the indemnity contained in this Article 20.2.
20.3Indemnification of Other Persons. Subject to any restrictions in the Business
Corporations Act, the Company may indemnify any person including directors, officers, employees, agents and representatives of the Company.

20.4Non-Compliance with Business Corporations Act. The failure of a director or former director of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.
20.5Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:
(a)is or was a director, officer, employee or agent of the Company;
(b)is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
(c)at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;
(d)at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;
against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.
PART 21
DIVIDENDS
21.1Payment of Dividends Subject to Special Rights. The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.
21.2Declaration of Dividends. Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.
21.3No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 21.2.
21.4Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.
21.5Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.
21.6Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article
21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:
(a)set the value for distribution of specific assets;

(b)determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and
(c)vest any such specific assets in trustees for the persons entitled to the dividend.
21.7When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.
21.8Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.
21.9Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.
21.10Dividend Bears No Interest. No dividend bears interest against the Company.
21.11Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.
21.12Payment of Dividends. Any dividend or other distribution payable in respect of shares will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered address of the shareholder unless the shareholder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at the registered address of the joint shareholder who is first named on the central securities register, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Company is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable, or the amount of tax so deducted is not paid to the appropriate taxing authority.
21.13Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.
PART 22
DOCUMENTS, RECORDS AND REPORTS
22.1Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

22.2Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.
22.3Remuneration of Auditors. The remuneration of the auditors, if any, shall be set by the directors regardless of whether the auditor is appointed by the shareholders, by the directors or otherwise. For greater certainty, the directors may delegate to the audit committee or other committee the power to set the remuneration of the auditors.
PART 23
NOTICES
23.1Method of Giving Notice. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the
Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:
(a)mail addressed to the person at the applicable address for that person as follows:
(i)for a record mailed to a shareholder, the shareholder’s registered address;
(ii)for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the
Company or the mailing address provided by the recipient for the sending of that record or records of that class;
(iii)in any other case, the mailing address of the intended recipient;
(b)delivery at the applicable address for that person as follows, addressed to the person:
(i)for a record delivered to a shareholder, the shareholder’s registered address;
(ii)for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the
Company or the delivery address provided by the recipient for the sending of that record or records of that class;
(iii)in any other case, the delivery address of the intended recipient;
(c)sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(d)sending the record, or a reference providing the intended recipient with immediate access to the record, by electronic communication to an address provided by the intended recipient for the sending of that record or records of that class;
(e)sending the record by any method of transmitting legibly recorded messages, including without limitation by digital medium, magnetic medium, optical medium, mechanical reproduction or graphic imaging, to an address provided by the intended recipient for the sending of that record or records of that class;
(f)physical delivery to the intended recipient; or
(g)as otherwise permitted by applicable securities legislation.
23.2Deemed Receipt. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during statutory business hours on the day which statutory business hours next occur if not given during such hours on any day.
23.3Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.
23.4Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.
23.5Notice to Trustees. A notice, statement, report or other record may be provided by the
Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:
(a)mailing the record, addressed to them:
(i)by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and
(ii)at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(b)if an address referred to in paragraph (a)(ii) has not been supplied to the
Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.
23.6Undelivered Notices If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the
Company in writing of his or her new address.

PART 24
SEAL
24.1Who May Attest Seal. Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:
(a)any two directors;
(b)any officer, together with any director;
(c)if the Company only has one director, that director; or
(d)any one or more directors or officers or persons as may be determined by resolution of the directors.
24.2Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.
24.3Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the
Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.
PART 25
PROHIBITIONS
25.1Definitions. In this Part 25:
(a)“designated security” means:
(i)a voting security of the Company;
(ii)a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);
(b)“security” has the meaning assigned in the Securities Act (British Columbia);
(c)“voting security” means a security of the Company that:
(i)is not a debt security, and
(ii)carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.
25.2Application. Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting
Company Provisions as part of its Articles or to which the Statutory Reporting Company
Provisions apply.
25.3Consent Required for Transfer of Shares or Designated Securities. No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.
PART 26
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE COMMON
SHARES
26.1Voting. The holders of the Common shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except meetings of the holders of another class of shares. Each Common share shall entitle the holder thereof to one vote.
26.2Dividends. Subject to the preferences accorded to the holders of the Preferred shares, the holders of the Common shares shall be entitled to receive such dividends as may be declared thereon by the board of directors of the Company from time to time.
26.3Dissolution. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common shares shall be entitled to receive pro rata all of the assets remaining for distribution after payment to the holders of the Preferred shares, in accordance with preference on liquidation, dissolution or winding-up accorded to the holders of the Preferred shares.
PART 27
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE PREFERRED
SHARES
27.1Issuable in Series. The Preferred shares may include one or more series of shares and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

(a)determine the maximum number of shares of that series that the Company is authorize to issue, determine that there is no such maximum number, or alter any such determination;
(b)create an identifying name by which the shares of that series may be identified, or alter any such identifying name; and
(c)attach special rights and restrictions to the shares of that series, or alter any such special rights or restrictions.
C - 1

OceanaGold Corporation 2025 Notice of Meeting and Management Information Circular

Schedule C – Reporting Package

Additional Information
See attached.
OCEANAGOLD CORPORATION
NOTICE OF CHANGE OF AUDITOR

TO:	PricewaterhouseCoopers ("PWC Australia") 2 Riverside Quay Southbank, VIC 3006 Australia

AND TO:	PricewaterhouseCoopers LLP ("PWC Canada") 250 Howe Strreet, Suite 1400 Vancouver, BC V6C 3S7

AND TO:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorite des marches financiers
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("Nl 51-102")

DATE:	February 19, 2025

OceanaGold Corporation (the "Company") hereby gives notice pursuant to Section 4.11 of Nl 51-102 as follows:
1.At the request of the Company, PWC Australia has resigned as the Company's auditor effective as of February 19, 2025 (the "Resignation Date").
2.On the Resignation Date, the Company appointed PWC Canada to fill the vacancy created by the resignation of PWC Australia, and to hold such position until the close of the next annual meeting of shareholders of the Company.
3.The resignation of PWC Australia as auditor of the Company and the appointment of PWC
Canada as auditor of the Company were considered and approved by the Board of Directors and the Audit and Risk Committee of the Company.
4.PWC Australia has not expressed any modified opinion in its reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Resignation Date.
5.There have been no "reportable events", as such term is defined in Nl 51-102.
[Signature page follows.]
DATED effective as of the date first written above.

OCEANAGOLD CORPORATION

(Signed) “Marius van Niekerk”
By:
Name: Marius van Niekerk
Title: Executive Vice President and Chief Financial Officer
February 20, 2025
To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)
We have read the statements made by OceanaGold Corporation in the attached copy of change of auditor notice dated February 19, 2025, which we understand will be filed pursuant to Section
4.11 of National Instrument 51-102.
We agree with the statements concerning PricewaterhouseCoopers in the change of auditor notice dated February 19, 2025.

Yours very truly,

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999
Liability limited by a scheme approved under Professional Standards Legislation.
February 20, 2025
To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)
We have read the statements made by OceanaGold Corporation in the attached copy of change of auditor notice dated February 19, 2025, which we understand will be filed pursuant to Section
4.11 of National Instrument 51-102.
We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated February 19, 2025.

Yours very truly,

/s/ PricewaterhouseCoopers

Chartered Professional Accountants
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.
February 20, 2025
To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
The Office of the Superintendent of Securities (Northwest Territories)
The Office of the Superintendent of Securities (Nunavut)
The Office of the Superintendent of Securities (Yukon)
Our letter dated February 20, 2025, which was issued to you on our resignation as auditor of
OceanaGold Corporation continues to be valid and does not need to be updated.

Yours very truly,

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999
Liability limited by a scheme approved under Professional Standards Legislation.

	Head Office	Auditors
	Suite 1020 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	PricewaterhouseCoopers LLP 250 Howe Street, Suite 1400 Vancouver, BC V6C 3S7 Canada

	T: +1 604 678 4123	Stock Exchange
E: info@oceanagold.com
Canada Toronto Stock Exchange 3rd Floor, 130 King Street W. Toronto, Ontario M5X 1J2 Canada
Investor Relations T: +1 604 678 4095 E: ir@oceanagold.com
@oceanagold www.oceanagold.com
	Company Secretary	Ticker symbol: OGC
Liang Tang